April 23, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Midland National Life Insurance Company
     and Separate Account A Thereof,
     File No.  333-14081

Gentlemen:

Midland National Life Insurance Company is filing Pre-Effective Amendment No. 2 to the above-referenced Form S-6 Registration Statement concurrently with this letter. Pursuant to Rule 461 under the Securities Act of 1933, Registrant respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on April 28, 1997 or as soon as possible thereafter.

Very truly yours,

Midland National Life
Insurance Company


By:__Steven_C._Palmitier__

   Steven C. Palmitier
   Senior Vice President, Marketing


Walnut Street Securities


By:__Nancy_L._Gucwa__

   Nancy L. Gucwa
   Chief Operating Officer

cc:  Frederick R. Bellamy, Esq.

MNLACC LTR

As filed with the Securities and Exchange Commission on April 23, 1997

                                             Registration No. 333-14081
                                             Pre-Effective Amendment #2

                                                              811-5271
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland, Asbill & Brennan L.L.P.
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404

            Approximate date of proposed public offering:
As soon as practicable after effectiveness of the Registration Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A filing fee of $500 was paid with the filing of the initial registration statement on October 21, 1996.

------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

S-6CVR VUL3VEUL

CROSS REFERENCE TO ITEMS REQUIRED
BY FORM N-8B-2

    Item No. of
    Form N-8B-2                        Caption in Prospective

         1.              Cover Page
         2.              Cover Page
         3.              Not Applicable
         4.              Midland's Sales And Other Agreements
         5.              Midland National Life Insurance Company; Our Separate
                           Account And Its Investment Divisions
         6.              Our Separate Account And Its Investment Divisions
         7.              Not Applicable
         8.              Not Applicable
         9.              Legal Proceedings
        10.              Summary; Our Separate Account And Its Investment
                           Divisions; Your Right To Examine The Policy;
                           Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy for Its Net Cash Surrender Value; Death Benefits; The Fund; Transfers Of Contract Fund Value Among Investment Divisions;Your Policy May Lapse; You May Reinstate Your Policy; Right To Change How We Operate Our Separate Account; Flexible Premium Payments; Maturity Benefits; Your Contract Fund Value; Borrowing From Your Payment Options; Additional Benefits May Be Available
        11.              Summary; The Funds; Investment Policies Of The Funds'
                           Portfolios
        12.              Summary; The Funds
        13.              Summary; Deductions And Charges
        14.              Summary; Policy Periods, Anniversaries
        15.              Summary; Flexible Premium Payments
        16.              Our Separate Account Investment Choices
        17.              Summary; Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy For Its Net Cash
                           Surrender Value; Your Right To Examine The Policy
        18.              The Funds; Flexible Premium Payments
        19.              Our Reports To Contractowners; Separate AccountVoting
                           Rights
        20.              Not Applicable
        21.              Borrowing From Your Contract Fund; How To Request A
                           Loan; Policy Loan Interest; When Interest Is Due; Repaying The Loan; The Effects Of A Policy Loan On Your Contract Fund
        22.              Not Applicable
        23.              Additional Information
        24.              Limits On Our Right To Challenge The Policy
        25.              Midland National Life Insurance Company
        26.              Not Applicable
        27.              Midland National Life Insurance Company
        28.              Management Of Midland
        29.              Our Parent
        30.              Not Applicable
        31.              Not Applicable
        32.              Not Applicable
        33.              Not Applicable
        34.              Not Applicable
        35.              Midland's Sales And Other Agreements
        36.              Not Applicable
        37.              Not Applicable
        38.              Midland's Sales And Other Agreements
        39.              Midland's Sales And Other Agreements
        40.              Not Applicable
        41.              Midland's Sales And Other Agreements
        42.              Not Applicable
        43.              Not Applicable
        44.              Flexible Premium Payments
        45.              Not Applicable
        46.              Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy For Its Net Cash Surrender Value
        47.              The Funds
        48.              Not Applicable
        49.              Not Applicable
        50.              We Own The Assets Of Our Separate Account
        51.              Cover Page; Summary; Death Benefits; Deductions And
                           Charges; Your Beneficiary
        52.              The Funds
        53.              Not Applicable
        54.              Not Applicable
        55.              Not Applicable
        56.              Not Applicable
        57.              Not Applicable
        58.              Not Applicable
        59.              Financial Statements



X_REFER VUL3VEUL

Flexible Premium Variable Life Insurance Contract
(Variable Executive Universal Life)

Issued By:

Midland National Life Insurance Company
One Midland Plaza, Sioux Falls, SD 57193  (605) 335-5700

This prospectus describes Variable Executive Universal Life, an individual flexible premium variable life insurance contract issued by Midland National Life Insurance Company (Midland). We have designed Variable Executive Universal Life to provide insurance coverage with flexibility in death benefits and premiums. Variable Executive Universal Life can also provide substantial cash build-up.

This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned.

Variable Executive Universal Life pays a death benefit if the Insured Person dies while the contract is still in effect. You may choose Option 1, a fixed death benefit that equals the Specified Amount, or Option 2, a variable death benefit that equals the Specified Amount plus the value of your Contract Fund. A death benefit equal to a percentage of the Contract Fund on the day the Insured Person dies will be paid if that benefit would be greater.

You may borrow against Your contract, withdraw part of the Net Cash Surrender Value, or completely surrender Your contract for its Net Cash Surrender Value.

After the sales charge, a premium tax charge and any per premium expense charge is deducted, Your net premiums are put in Your Contract Fund. You may
allocate Your Contract Fund to Our General Account or     up to ten
of the investment divisions of Our Separate Account A.

We invest each of the investment divisions of Our Separate Account in shares
of a corresponding portfolio of     Fidelity's      Variable Insurance
Products Fund     (VIP)     ,     Fidelity's      Variable Insurance Products
Fund II     (VIP II)     ,     Fidelity's Variable Insurance Products Fund III
(VIP III), or the American Century Variable Portfolios, Inc. (American Century
VP) (collectively called the "Funds"), mutual funds with a choice of portfolios.

The prospectus   es     for the Funds, which accompany this prospectus,
describes the investment objectives, policies, and risks of the Funds'
portfolios associated with the     seventeen      divisions of Our Separate
Account:     VIP      Money Market Portfolio,     VIP      High Income
Portfolio,    VIP      Equity-Income Portfolio,     VIP      Growth Portfolio,
    VIP      Overseas Portfolio,     VIP II      Asset Manager Portfolio,
   VIP II      Investment Grade Bond Portfolio,     VIP II      Contrafund
Portfolio,     VIP II      Asset Manager:Growth Portfolio,     VIP II
Index 500 Portfolio,     VIP III Growth & Income Portfolio, VIP III Balanced
Portfolio, VIP III Growth Opportunities Portfolio, American Century VP Capital Appreciation Portfolio, American Century VP Value Portfolio, American Century VP Balanced Portfolio, and American Century VP International Portfolio.
An investment in the portfolios, including the     VIP      Money Market
Portfolio, is neither insured nor guaranteed by the U.S. Government, and
there is no assurance that the     VIP      Money Market Portfolio will be
able to maintain a stable net asset value.

You bear the investment risk of this contract for all amounts allocated to Our Separate Account A. To the extent that Your Contract Fund is in Separate Account A, the value of Your Contract Fund will vary with the investment performance of the corresponding portfolios of the Funds; there is no minimum guaranteed cash value for amounts allocated to the investment divisions of Our Separate Account. Your Contract Fund will also reflect deductions for the cost of insurance and expenses and increases for additional premium payments. You may incur a Surrender Charge if You surrender Your contract or allow it to lapse.

After the first premium, You may decide how much Your premium payments will be and how often You wish to make them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a modified endowment contract. If it is a modified endowment contract, loans and withdrawals may result in more adverse tax consequences than would apply if the contract was not a modified endowment contract.

You have a limited right to examine this contract and return it to Us for a refund.

Replacing your existing insurance or, if You already own a flexible premium variable insurance contract, acquiring additional insurance through the contract described in this prospectus, may not be to your advantage.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE CONTRACT BEING OFFERED TO YOU, AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS VALID ONLY WHEN
ACCOMPANIED BY CURRENT PROSPECTUSES FOR     FIDELITY'S      VARIABLE
INSURANCE PRODUCTS FUND,     FIDELITY'S      VARIABLE INSURANCE PRODUCTS
FUND II,     FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND III, AND AMERICAN
CENTURY VARIABLE PORTFOLIOS, INC.

The date of this prospectus is


Table of Contents


Definitions

PART 1: SUMMARY

FEATURES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

INVESTMENT CHOICES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

DEDUCTIONS AND CHARGES

USING YOUR CONTRACT FUND

ADDITIONAL INFORMATION ABOUT VARIABLE EXECUTIVE
UNIVERSAL LIFE

PART 2: DETAILED INFORMATION ABOUT VARIABLE EXECUTIVE UNIVERSAL LIFE

THE COMPANY THAT ISSUES VARIABLE EXECUTIVE UNIVERSAL LIFE

Midland National Life Insurance Company

Our Parent

THE FEATURES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

How Variable Executive Universal Life Differs From Whole Life Insurance

Death Benefits

Maturity Benefit

Changes In Variable Executive Universal Life

Changing The Specified Amount of Insurance

Changing Your Death Benefit Option

When Contract Changes Go Into Effect

Flexible Premium Payments

Premium Provisions For The First Five Years

Premium Provisions Beyond The Fifth Year

Allocation of Premiums

Additional Benefits May Be Available

SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions

The Funds

Investment Policies Of The Funds' Portfolios

We Own The Assets Of Our Separate Account

Our Right To Change How We Operate Our Separate Account

DEDUCTIONS AND CHARGES

Charges Against The Separate Account

Charges In The Funds

Deductions From Your Premiums

Deductions From Your Contract Fund

Other Transaction Charges

How Contract Fund Charges Are Allocated

Surrender Charge

YOUR CONTRACT FUND VALUE

Amounts In Our Separate Account

How We Determine The Accumulation Unit Value

CONTRACT FUND TRANSACTIONS

Changing Your Premium And Deduction Allocation Percentages

Transfers Of Contract Fund Value

Dollar Cost Averaging.

Borrowing From Your Contract Fund

How To Request A Loan

Contract Loan Interest

When Interest Is Due

Repaying The Loan

The Effects Of A Contract Loan On Your Contract Fund

Your Contract May Lapse

Withdrawing Money From Your Contract Fund

Withdrawal Charges

The Effects Of A Partial Withdrawal

Surrendering Your Contract For Its Net Cash Surrender Value

THE GENERAL ACCOUNT

Amounts In The General Account

Adding Interest To Your Amounts In The General Account

Transfers

ADDITIONAL INFORMATION ABOUT VARIABLE EXECUTIVE UNIVERSAL LIFE

Your Right To Examine The Contract

Your Contract Can Lapse

You May Reinstate Your Contract

Contract Periods, Anniversaries

Application for Insurance

Maturity Date

TAX EFFECTS

Contract Proceeds

Possible Charge for Midland's Taxes

Other Tax Considerations

PART 3: ADDITIONAL INFORMATION

YOUR VOTING RIGHTS AS AN OWNER

Fund Voting Rights

How We Determine Your Voting Shares

Voting Privileges Of Participants In Other Companies

OUR REPORTS TO CONTRACTOWNERS

LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT

YOUR PAYMENT OPTIONS

YOUR BENEFICIARY

ASSIGNING YOUR CONTRACT

WHEN WE PAY PROCEEDS FROM THIS CONTRACT

DIVIDENDS

MIDLAND'S SALES AND OTHER AGREEMENTS

Sales Agreements

REGULATION

DISCOUNT FOR MIDLAND EMPLOYEES

LEGAL MATTERS

LEGAL PROCEEDINGS

FINANCIAL AND ACTUARIAL

ADDITIONAL INFORMATION

Management of Midland

Appendix

Financial Statements


Definitions

Accumulation Unit means the units credited to each investment division in the Separate Account.

Age means the age of the Insured Person on his/her birthday which immediately precedes the Contract Date.

Attained Age means the age of the Insured Person on his/her birthday preceding a Contract Anniversary date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the Insured Person dies.

Business Day means any day We are open and the New York Stock Exchange is open
for trading.     The holidays We currently observe are New Year's Day,
Memorial Day, Independence Day, Labor Day, Thanksgiving Day and the day after, and Christmas Day and the day after.

Contract Fund means the total amount of monies in Our Separate Account A attributable to Your in force contract. It also includes monies in our General Account for Your contract.

Cash Surrender Value means the Contract Fund on the date of surrender, less any Surrender Charges.

Contract Date means the date from which Contract Anniversaries and Contract Years are determined.

Contract Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.

Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.

Death Benefit means the amount payable under Your contract when the Insured Person dies.

Funds mean the     investment companies, more commonly called mutual funds,
     available for investment by Separate Account A on the Contract Date or as later changed by us. The Funds available as of the date of the prospectus
are     Fidelity's      Variable Insurance Products Fund     (VIP)     ,
Fidelity's      Variable Insurance Products Fund II     (VIP II) Fidelity's
Variable Insurance Products Fund III (VIP III), and the American Century Variable Portfolios, Inc. (American Century VP).

Home Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions, changes in Specified Amount, or other such action regarding Your contract. The address is:

Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193

In Force means the Insured Person's life remains insured under the terms of the contract.

Insured Person means the person whose life is insured by the contract.

Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the Fund.

Maturity Date initially set at the date on which the Insured Person reaches Attained Age 100. However, this date may be extended if doing so will not result in adverse tax consequences.

Monthly Anniversary means the day of each month that has the same numerical date as the Contract Date.

Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract loan.

Net Premium means the premium paid less any deduction for premium taxes, less any deduction for the sales charge and less any per premium expenses.

Record Date means the date the contract is recorded on Our books as an In Force contract.

Separate Account means Our Separate Account A which receives and invests Your net premiums under the contract.

Specified Amount means the face amount of the contract which is the minimum death benefit payable under the contract.

Surrender Charges means a charge made only upon surrender of the contract. It includes a charge for sales related expenses and issue related expenses.

PART 1: SUMMARY

In this prospectus "We", "Our", and "Us" mean Midland National Life Insurance Company.

"You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "Insured Person", because the Insured Person and the Owner may not be the same.

The following summary is qualified in its entirety by the detailed information appearing later in this prospectus. This summary must be read in conjunction with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force and that there is no outstanding contract loan.

FEATURES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

Insurance Benefit Options

Variable Executive Universal Life offers insurance on the life of the Insured Person. We will pay a death benefit when the Insured dies while the contract is in force. We pay a maturity benefit in lieu of a death benefit when the Insured Person reaches the Maturity Date. Two death benefit options are available:

The Option 1 death benefit equals the Specified Amount of the insurance contract.

The Option 2 death benefit equals the Specified Amount of the contract, plus the value of the Contract Fund.

Provisions in the Federal tax law may require the benefit to be even greater. A death benefit equal to a percentage multiple of the Contract Fund on the day the Insured Person dies will be paid if that benefit would be greater. See "Death Benefits" on page 8.

We will deduct any outstanding loans or unpaid charges before paying any benefits. Proceeds may be paid in a lump sum or under a variety of payment plans. The length of time Your contract will remain in force depends on the amount of Your Net Cash Surrender Value and, during the first five years, the amount of premiums You have paid.

The minimum Specified Amount is $150,000.

Your Contract Fund

Your Contract Fund is established after We receive Your first premium payment. After We deduct the sales charge, a premium tax charge and any per premium expenses from Your premiums, We put the balance into Your Contract Fund.

Your Contract Fund reflects the amount and frequency of premium payments, deductions for the cost of insurance and expense charges, the investment experience of amounts allocated to Our Separate Account, interest earned on amounts allocated to the General Account, loans, and partial withdrawals. You bear the investment risk under Variable Executive Universal Life as the value of Your Contract Fund will vary according to the investment experience of the divisions of Our Separate Account You have selected. There is no minimum guaranteed Contract Fund value with respect to any amounts allocated to the Separate Account. See "YOUR CONTRACT FUND VALUE" on page 18.

Contract Changes

You may change the death benefit option You have chosen. You may also increase or decrease the Specified Amount of Your contract, within limits.

Flexible Premium Payments

You may pay premiums whenever You want, in whatever amount You want, within certain limits. We require an initial minimum premium based on the age and sex of the Insured Person and the Specified Amount of the contract.

You will also choose a planned periodic premium. You need not pay premiums of any set amount or according to the planned schedule or any other set schedule, but You may have to make additional premium payments to keep Your contract in force because payment of the planned premiums does not ensure that Your contract will remain in force. However, You have the option of ensuring that Your contract stays in force for the first five years by paying premiums equal to the accumulated minimum premium amounts. Beyond the fifth year, additional premiums may be required to keep the contract in force. See "Flexible Premium Payments" on page 10.

Additional Benefits May Be Available

You may choose to include additional benefits in the contract by rider. These benefits may include an accidental death benefit, life insurance for additional insured persons, life insurance for children, family life insurance coverage, a monthly disability benefit, a disability waiver benefit to waive the cost of monthly deductions, and an accelerated death benefit in the event of a terminal illness. Any cost of additional benefits will be deducted monthly from Your Contract Fund. See "Additional Benefits May Be Available" on page 11.

INVESTMENT CHOICES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

You may allocate amounts in Your Contract Fund to either our General Account,
which pays interest at a declared rate, or     up to ten      of the
investment divisions of Our Separate Account. Each of these investment
divisions invests in shares of a corresponding portfolio of     Fidelity's
     Variable Insurance Products Fund,     Fidelity's      Variable
Insurance Products Fund II,     Fidelity's Variable Insurance Products Fund
III, or the American Century Variable Portfolios, Inc.     , "series" type
mutual funds. The portfolios have different investment objectives. Fidelity
Management & Research Company receives fees from     the VIP, VIP II and VIP
III      portfolios for providing investment management services and
American Century Investment Management, Inc. receives fees from American Century Variable Portfolios for providing investment management services.
      These fees are taken monthly in proportion to the average daily net assets of each portfolio throughout the month.

For a full description of the Funds, see the Funds' prospectus, which accompanies this prospectus. See "The Funds" on page 12. The current
investment divisions which invest in Portfolios of     Fidelity's
Variable Insurance Products Fund are:

Money Market Portfolio
High Income Portfolio
Equity-Income Portfolio
Growth Portfolio
Overseas Portfolio

The current investment divisions which invest in Portfolios of
Fidelity's      Variable Insurance Products Fund II are:

Asset Manager Portfolio
Investment Grade Bond Portfolio
Contrafund Portfolio
Asset Manager: Growth Portfolio
Index 500 Portfolio

    The current investment divisions which invest in Portfolios of Fidelity's Variable Insurance Products Fund III are:

Growth & Income Portfolio
Balanced Portfolio
Growth Opportunities Portfolio

The current investment divisions which invest in Portfolios of the American Century Variable Portfolios, Inc. Are:

Capital Appreciation Portfolio
Value Portfolio
Balanced Portfolio
International Portfolio

Each portfolio charges a different investment advisory fee.     The VIP,
VIP II, and VIP III Funds also charge an amount for other operating expenses. The total expenses for the year ending December 31, 1996 are shown in the table below.

Portfolio                                  Total Expenses
VIP Money Market                                .30%
VIP High Income                                 .71%
VIP Equity-Income                               .58%
VIP Growth                                      .69%
VIP Overseas                                    .93%
VIP II Investment Grade Bond                    .58%
VIP II Asset Manager                            .74%
VIP II Index 500 Portfolio                      .28%
VIP II Contrafund                               .74%
VIP II Asset Manager: Growth                    .87%
VIP III Balanced                                .72%
VIP III Growth Opportunities                    .77%
VIP III Growth & Income                        1.00%
American Century VP Capital Appreciation       1.00%
American Century VP Balanced                   1.00%
American Century VP Value                      1.00%
American Century VP International              1.50%

See "Investment Policies Of The Funds' Portfolios" on page 12, "Charges In The Funds" on page 14, and "THE GENERAL ACCOUNT" on page 21.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a sales charge of 2.50% from each premium payment. This charge is to partially reimburse Us for the cost incurred in selling and distributing this contract. A charge for any applicable premium taxes is deducted from each premium payment. The current premium tax We take is 2.5%. We may increase this charge at any time if Our premium tax expenses increase. We reserve the right to vary this charge by state.

A charge of $.46 is also deducted from each premium payment if you have elected to pay premiums by Civil Service Allotment. See Deductions From Your Premiums on page 15.

Deductions From Your Contract Fund

Certain amounts are deducted from Your Contract Fund each month. These are:

an expense charge of $6.00 each month (currently We plan to make this deduction for the first 15 years only).

a cost of insurance charge, which is based on the Insured Person's attained age and sex, risk class, and the amount of insurance You are buying, and a charge for additional benefits, if any.

We guarantee that the insurance deductions from Your Contract Fund will never be more than the maximum amounts shown in Your contract.

In addition, We make charges when You:

make a partial withdrawal of Net Cash Surrender Value more than once in a contract year.

make more than twelve transfers a year between investment divisions. On a current basis an unlimited number of transfers are allowed without a charge.

See "Deductions From Your Contract Fund" on page 16.

Deductions From The Separate Account

We make a charge at an effective annual rate of 0.90% of the value of the assets of Our Separate Account for certain mortality and expense risks We assume. On a current basis, We intend to reduce this charge to 0.50% after the tenth Contract Year. See "Charges Against The Separate Account" on page 14.

Charges In The Funds

The Funds make a charge for managing investments and providing services. See Charges In The Funds on page 14.

Surrender Charges

The Surrender Charge is made up of two pieces: The Deferred Sales Charge and the Deferred Issue Charge. The Deferred Sales Charge is to partially reimburse Us for the cost We incur in selling and distributing this contract. The Deferred Issue Charge is to reimburse Us for underwriting and other costs We have when We issue the contract. We do not expect to profit from these charges.

During the first 12 years, We will subtract a Surrender Charge from Your Contract Fund if You give up Your contract for its Net Cash Surrender Value, or let Your contract lapse at the end of a grace period.

The Deferred Sales Charge is based on the premiums You have paid:

27.5% of any premium payment in the first two contract years up to one guideline annual premium.

6.5% of all other premium payments.

This sum cannot exceed 6.5% times the guideline annual premium times the lesser of 20 or the Insured Person's life expectancy. The sum is multiplied by a percentage - 100% for the first seven years, decreasing to 0% after the twelfth year. The amount of the Deferred Sales Charge You pay depends on the amount of premiums You pay, when You pay Your premiums and when You surrender or lapse Your contract. You will not incur any Deferred Sales Charge, regardless of the amount and timing of premiums if You keep this contract in force for twelve years.

The Deferred Issue Charge is a fixed schedule per thousand dollars of Specified Amount starting at $3.00 per thousand for the first seven years, decreasing to zero after the twelfth year. This discussion of the Deferred Sales Charge and the Deferred Issue Charge assumes no changes in Specified Amount. See "Surrender Charge" on page 17.

USING YOUR CONTRACT FUND

Transfers

You may transfer amounts in Your Contract Fund between the General Account and the investment divisions of the Separate Account, and among the investment divisions of the Separate Account. Transfers take effect on the date We receive Your request. We require minimum amounts for each transfer, usually $200. Currently, We allow unlimited transfers without a charge. However, We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year. There are other limitations on transfers to and from the General Account. See "Transfers Of Contract Fund Value" on page 19.

Surrendering Your Contract

Variable Executive Universal Life has a Cash Surrender Value, which is the difference between the value of Your Contract Fund and any Surrender Charge which applies during the first 12 Contract Years. If You surrender the contract for cash, We will pay You the Net Cash Surrender Value, which is the Cash Surrender Value less any outstanding loan and loan interest due. See "Surrendering Your Contract For Its Net Cash Surrender Value" on page 21.

Borrowing Against Your Contract

You may borrow a total amount up to 92% of the Cash Surrender Value, using Your contract as security for the loan. A minimum loan amount, usually $200, will be stated in Your contract. Contract loan interest accrues daily at a rate adjusted annually. See "Borrowing From Your Contract Fund" on page 20. Contract loan interest is not deductible on Contracts owned by an individual.

It should be noted, however, that loans taken from, or secured by, a contract may have Federal tax consequences. See "TAX EFFECTS" on Page 23.

Withdrawing Cash From Your Contract Fund

You may make a partial withdrawal from Your Contract Fund. The current minimum for Your withdrawal is $200. The maximum withdrawal You can make is 50% of the Net Cash Surrender Value. Your withdrawal is subject to certain other requirements. A charge (currently $25 or 2 percent of the amount withdrawn, whichever is less) will be deducted from Your Contract Fund if You make more than one withdrawal in a Contract Year. See "Withdrawing Money From Your Contract Fund" on page 20. Withdrawals and Surrenders may have adverse tax consequences. See "TAX EFFECTS" on page 23.

ADDITIONAL INFORMATION ABOUT VARIABLE EXECUTIVE UNIVERSAL LIFE

Your Right To Examine This Contract

You have a right to examine the contract and, if You wish, return it to Us. Your request must be postmarked by the latest of:

10 days after You receive Your contract.
10 days after We mail You a notice of this right, or 45 days after You signed the application for the contract.

When You return your contract, We will return the sum of all charges deducted from premiums paid, from the Separate Account, and from the Contract Fund, plus the Contract Fund. Charges deducted in the Funds are not returned.

See "Your Right To Examine The Contract" on page 22.

Tax Effects of Variable Executive Universal Life

With respect to a contract that is issued on the basis of a standard rate class, Midland believes such a contract should meet the definition of a life insurance contract for Federal income tax purposes. As for a contract that is issued on a substandard basis, it is not clear whether or not such a contract would qualify as a life insurance contract for Federal tax purposes, particularly if the owner of such a contract pays the full amount of premiums permitted under the contract. If it is subsequently determined that a contract does not satisfy section 7702 of the Internal Revenue code (which defines life insurance for tax purposes), Midland will take appropriate and reasonable steps to attempt to cause such a contract to comply with section 7702.

Assuming that a contract qualifies as a life insurance contract for Federal income tax purposes, the death benefit paid to the beneficiary of this contract is not subject to federal income tax. In addition, under current federal tax law, You do not have to pay income tax on any earnings in Your Contract Fund as long as they remain in Your Contract Fund. A contract may be treated as a "modified endowment contract" depending upon the amount of premiums paid in relation to the death benefit. If the contract is a modified endowment contract, then all pre-death distributions, including contract loans, will be treated first as a distribution of taxable income and then as a return of investment in the contract. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax.

If the contract is not a modified endowment contract, distributions generally will be treated first as a return of investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a contract that is not a modified endowment contract are subject to the 10% penalty tax. See "TAX EFFECTS" on page 23.

Your Contract Can Lapse

During the first five Contract Years, this contract will remain in force unless the Net Cash Surrender Value is insufficient to pay monthly charges and You fail to meet certain minimum premium requirements which apply. Beyond the first five years, this contract will remain in force as long as the Net Cash Surrender Value is sufficient to pay monthly charges. See "Your Contract May Lapse" on page 20.

Illustrations

Sample projections of hypothetical Death Benefits and Cash Surrender Values are included starting at page 31 of this prospectus. These are only hypothetical figures and are not indications of either past or anticipated future investment performance. However, these projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance and the charges and deductions, and also in comparing this contract to other life insurance contracts. These projections also show the value of premiums accumulated with interest and indicate that if the contract is surrendered in the early contract years, the Net Cash Surrender Value may be low compared to premiums accumulated at interest. This reflects the cost of insurance protection and other charges, and demonstrates that this contract should not be purchased as a short-term investment.

Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective Owners. The performance information is based on historical investment experience of the investment division and the Funds and does not indicate or represent future performance.

Total return quotations reflect changes in Fund share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of the Mortality and Expense Risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge), the monthly deduction from the Contract Fund (the expense charge, the cost of insurance charge, and any charges for additional benefits), the Surrender Charge, or other transaction charges. Therefore, these returns do not show how actual investment performance will affect Contract benefits.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Midland may also advertise performance figures for the investment divisions based on the performance of a Portfolio prior to the time the Separate Account commenced operations.

Midland may also provide individual hypothetical illustrations of Contract Fund Value, Cash Surrender Value, and Death Benefit based on historical investment returns of the Funds. The illustrations will reflect the deductions of expenses in the Funds and the deduction of Contract charges, including the Mortality and Expense Risk Charge, the deductions from premiums, the monthly deduction from the Contract Fund and the Surrender Charge. The illustrations do not indicate what contract benefits will be in the future.

PART 2: DETAILED INFORMATION ABOUT VARIABLE EXECUTIVE UNIVERSAL LIFE

THE COMPANY THAT ISSUES VARIABLE EXECUTIVE UNIVERSAL LIFE

Midland National Life Insurance Company

We are Midland National Life Insurance Company, a stock life insurance company. Midland was organized in 1906 in South Dakota as a mutual life insurance company at that time named "The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name "Midland" was adopted in 1925. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico.

Our Parent

Midland is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

THE FEATURES OF VARIABLE EXECUTIVE UNIVERSAL LIFE

This prospectus describes Our regular Variable Executive Universal Life contract. There may be differences because of requirements of the state where Your contract is issued, which will be included in Your contract.

How Variable Executive Universal Life Differs From Whole Life Insurance

Variable Executive Universal Life is designed to provide insurance coverage with flexibility in death benefits and premium payments. It is different from traditional whole life insurance in that You are not required to pay scheduled premiums and may, within limits, choose the amount and frequency of premium payments. Variable Executive Universal Life also provides for two different types of insurance benefit options. You may switch back and forth between these options. Another feature of Variable Executive Universal Life which is not available under traditional whole life insurance is Your ability to increase or decrease the Specified Amount without purchasing a new contract. However, evidence of insurability may be required. The built-in flexibilities of Variable Executive Universal Life enable You to respond to changes in lifestyle and take advantage of favorable financial conditions.

Death Benefits

We pay a benefit (net of indebtedness) to the beneficiary of this contract when the Insured Person dies. As the Owner, You may choose from two death benefit options: Option 1 and Option 2.

Option 1 provides a benefit that equals the Specified Amount of the contract. Except as described below, the Option 1 benefit is fixed. Owners who prefer to have insurance coverage that does not vary in amount and lower cost of insurance charges should choose Option 1.

Option 2 provides a benefit that equals the Specified Amount of the contract plus the amount in Your Contract Fund on the day the Insured Person dies. Under Option 2, the value of the benefit is variable and fluctuates with the amount in Your Contract Fund. Owners who prefer to have investment experience reflected in the amount of their insurance coverage should choose Option 2.

Under both options, a provision of the federal tax law may require a greater benefit than the option selected. This benefit is a corridor percentage multiple of the amount in Your Contract Fund. The corridor percentage declines as the Insured Person gets older. The benefit will be the amount in Your Contract Fund on the day the Insured Person dies times the percentage for the attained age (last birthday) at the beginning of the Contract Year of the Insured Person's death. The percentages are in the following table:

Table of Death Benefits Based on Contract Fund Value

       	   The Death                     The Death
	          Benefit Will                  Benefit Will
	          Be At Least                   Be At Least
If The     Equal To         If The         Equal To
Insured    This Percent     Insured      This Percent
Person's      of The        Person's       of The
Age Is     Contract Fund     Age Is      Contract Fund
0-40            250%          60              130%
41              243           61              128
42              236           62              126
43              229           63              124
44              222           64              122
45              215           65              120
46              209           66              119
47              203           67              118
48              197           68              117
49              191           69              116
50              185           70              115
51              178           71              113
52              171           72              111
53              164           73              109
54              157           74              107
55              150          75-90            105
56              146           91              104
57              142           92              103
58              138           93              102
59              134           94              101
			                          95-99            100

These percentages are based on provisions of federal tax law which require a minimum death benefit in relation to cash value for Your contract to qualify as life insurance.

For example, assume the insured person is 55 years old and the Specified Amount is $100,000. Under Option 1, the death benefit will generally be $100,000. However, when the Contract Fund is greater than $66,666.67, the corridor percentage applies. In this case, age 55, the factor We multiply with the Contract Fund is 150 percent. If the Contract Fund was $70,000 the death benefit at that time would be $105,000.

Under Option 2, the death benefit is the Specified Amount, $100,000 in the example, plus the Contract Fund. If the contract on this 55-year-old insured person had a Contract Fund greater than $200,000, the corridor percentage applies.

Under either option, the length of time Your contract remains in force depends on the Net Cash Surrender Value of Your contract and, during the first five Contract Years, Your ability to meet the minimum premium requirements. Because the charges that maintain Your contract are deducted from Your Contract Fund, Your coverage will last as long as Your Net Cash Surrender Value (the amount in Your Contract Fund minus the Surrender Charge and any outstanding loan and loan interest) can cover these deductions. However, during the first five Contract Years, as long as You pay premiums more than the sum of monthly minimum premiums to that Contract Date, the contract will remain in force.

The investment experience of any amounts in the investment divisions of Our Separate Account and the interest earned on any amounts in the General Account will affect the amount in Your Contract Fund. As a result, the returns from these investment options will affect the length of time Your contract remains in force.

The minimum Specified Amount at issue is $150,000. The maximum issue age is 80.

Maturity Benefit

If the Insured Person is still living on the Maturity Date, We will pay You the amount in the Contract Fund net of loans. This contract will then end.

Changes In Variable Executive Universal Life

Variable Executive Universal Life provides You the flexibility to choose from a variety of strategies, described in the sections that follow, which enable You to increase or decrease Your insurance protection.

A reduction in Specified Amount lessens emphasis on the contract's insurance coverage by reducing both the death benefit and the amount at risk (the difference between Contract Fund and death benefit). The reduced amount at risk results in lower cost of insurance deductions from the Contract Fund. A partial withdrawal reduces the Contract Fund and death benefit, while providing You with a cash payment, but does not reduce the amount at risk. Choosing not to make premium payments may have the effect of reducing the Contract Fund. Reducing the Contract Fund will, under Option 1, increase the amount at risk (and therefore increase the cost of insurance deductions) while leaving the death benefit unchanged; under Option 2, it will decrease the death benefit while leaving the amount at risk unchanged.

Increases in the Specified Amount emphasize insurance coverage by increasing both the death benefit and the amount at risk. Additional premium payments may increase the Contract Fund, which has the effect, under Option 1, of reducing the amount at risk while leaving the death benefit unchanged, or under Option 2, of increasing the death benefit while leaving the amount at risk unchanged.

Changing The Specified Amount of Insurance

Any time after Your contract is issued, You may change its Specified Amount. You may do this by sending a written request to Our Home Office. You are limited to two changes in Specified Amount each Contract Year. Any change will be subject to Our approval and the following conditions:

If You increase the Specified Amount, You must provide satisfactory evidence that the Insured Person is still insurable. Our current procedure, if the Insured Person has become a more expensive risk, is to charge higher cost of insurance charges for the additional amounts of insurance.

Any increase must be at least $25,000. Monthly deductions from Your Contract Fund for the cost of insurance will increase, beginning on the date the increase in the Specified Amount takes effect. An increase in Specified Amount will also result in an increase in Surrender Charges.

The rights to examine and exchange this contract which apply at issue do not apply to increases in Specified Amount.

If You reduce the Specified Amount You may not reduce it below the minimum We require to issue this contract at the time of the reduction. Monthly deductions from Your Contract Fund for the cost of insurance will decrease.

If You request a decrease in Specified Amount, it may be limited by federal tax law. In such a case, Your new death benefit will be Your Contract Fund multiplied by the corridor percentage the federal tax law specifies for the Insured's age at the time of the change.

Our current procedure, if You request a Specified Amount decrease when an increased Specified Amount is at substandard (i.e., higher) risk charges and the original Specified Amount was at standard risk charges, is to first decrease the Specified Amount that is at substandard risk charges.

Changing Your Death Benefit Option

You may change Your death benefit option by sending a written request to our Home Office. We will require satisfactory evidence of the Insured Person's insurability to make this change.

If You change from Option 1 to Option 2, the Specified Amount will be decreased by the amount in Your Contract Fund on the date of the change. We may not allow such a change if it would reduce the Specified Amount below the minimum We require to issue this contract at the time of the reduction.

If You change from Option 2 to Option 1, the Specified Amount of insurance will be increased by the amount in the Contract Fund on the date of the change. These increases and decreases in Specified Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which Your cost of insurance charges are based.

When Contract Changes Go Into Effect

Any changes in the Specified Amount or death benefit option of Your contract will go into effect on the Monthly Anniversary following the date We approve Your request for the change. After Your request is approved, You will receive a written notice of the approval showing each change. You should attach this notice to Your contract. We may also ask You to return Your contract to us at our Home Office so that We can make a change.

In some cases, We may not approve a change You request because it might disqualify Your contract as life insurance under applicable federal tax law. We will send You a written notice of Our decision about making the change.

Contract changes may have adverse tax consequences. See "TAX EFFECTS" on page
23.

Flexible Premium Payments

You may choose the amount and frequency of premium payments, as long as they are within the limits described below. You may specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may also be monthly if paid by pre-authorized check or premiums may be paid bi-weekly if paid by Civil Service Allotment.

Even though Your premiums are flexible, the contract information page of Your contract will show a "planned" periodic premium. The planned premium is determined by You within limits set by Us when You apply for the contract and is not necessarily designed to equal the amount of premiums that will keep Your contract in effect. Planned premiums are generally the amount You decide You want to pay and You can change them at any time. Payment of the planned premiums does not guarantee that Your contract will stay in force, so additional premium payments may be necessary.

You must pay a minimum initial premium on or before the date on which the contract is delivered to You. The insurance will not go into effect until We receive this minimum initial premium. We determine the applicable minimum initial premium based on the age, sex, and premium class of the Insured Person, the initial Specified Amount of the contract and any additional benefits selected. Your first premium payment may be by Your check or money order payable to Midland. Any additional premiums should be payable to Midland and should be sent directly to Our Home Office.

We will send You premium reminder notices based on Your planned premium. You may make the planned payment, skip the planned payment, or change the frequency or the amount of the payment. Generally, You may pay other premiums at any time. Amounts must be at least $50 or may be $30 through a monthly automatic payment plan.

You may send Us a premium payment that would cause Your contract to cease to qualify as life insurance under federal tax law. If so, We will notify You and return to You the portion of the premium that would cause the disqualification.

Premium Provisions For The First Five Years

During the first five Contract Years, Your contract may be kept in force by meeting a minimum premium requirement. A monthly minimum premium is shown on the Contract Information page of Your contract. The minimum premium requirement will be satisfied if the sum of premiums You have paid less any loans or withdrawals you have taken exceeds a total equal to the sum of these monthly minimums had they been paid each month the contract was In Force.

If You stop paying premiums in the first five Contract Years, Your contract will continue in effect until both of two conditions are true: The Net Cash Surrender Value can no longer cover the monthly deductions from Your Contract Fund for the benefits selected; and, the total premiums You have paid are less than the total monthly minimum premiums required to that date.

Premium Provisions Beyond The Fifth Year

Beyond the fifth Contract Year, Your contract will lapse if the Net Cash Surrender Value can no longer cover the monthly deductions from Your Contract Fund for the benefits selected. You should note that Your planned premiums may not be sufficient to maintain Your contract because of investment experience, contract changes, or other factors. Therefore, premiums in addition to the planned premiums may be necessary to keep Your contract in force.

Allocation of Premiums

Each net premium, except any premium received before the Record Date, will be allocated to Our Separate Account or General Account on the day We receive Your premium.

After the sales charge, the premium tax charge and any expense charges are deducted from each of Your premiums, the balance, called Your net premium, is put into Your Contract Fund. Net premiums may be allocated to Our General Account or to one or more of the investment divisions of Our Separate Account according to the directions You provided on Your contract application. These instructions will apply to any subsequent premiums You pay until You write to Our Home Office with new instructions. Allocation percentages may be any whole number from 10 to 100, but the sum must equal 100. You may choose not to
allocate any premium to any particular investment division.     You may not
have Your Contract Fund allocated to more than ten investment divisions of
Our Separate Account at any one point in time.      See "THE GENERAL
ACCOUNT" on page 21.

Any premium received before the Record Date will be held in the General Account from the day We receive it until the day after the Record Date and will earn interest during this period. When this period has expired, the premium received prior to the Record Date and any interest earned during the period will be allocated to the investment divisions of Our Separate Account and the General Account according to the instructions You have given Us.

Additional Benefits May Be Available

Your contract may include additional benefits. A charge will be deducted from Your Contract Fund monthly for certain additional benefits You choose. You may cancel these benefits at any time. More details will be included in Your contract if You choose any of these benefits. The following additional benefits are currently available:

Disability Waiver Benefit. With this benefit, We waive monthly charges from the Contract Fund if the Insured Person becomes totally disabled on or after the Insured Person's fifteenth birthday and the disability continues for six months. If the disability starts before the Contract Anniversary following the Insured Person's 65th birthday, We will waive monthly deductions for life as long as the disability continues.

Monthly Disability Benefit. With this benefit, We will pay into your Contract Fund an amount on Your Contract Information page. The benefit is payable when the Insured Person becomes totally disabled on or after the Insured Person's fifteenth birthday and the disability continues for six months. Disability must start before the Contract Anniversary following the Insured Person's 65th birthday. The benefit will continue until the Insured Person is age 65. If the amount of benefit paid into the Contract Fund exceeds the amount allowed by Federal Guidelines, the monthly benefit will be paid to the Insured Person.

Accidental Death Benefit. We will pay an additional benefit if the Insured Person dies from bodily injury that results from an accident, provided the Insured Person dies before the Contract Anniversary nearest his or her 70th birthday.

Children's Insurance Rider. This benefit provides term life insurance on the lives of the Insured Person's children, including natural children, stepchildren, and legally adopted children, between the ages of 15 days and 21 years. They are covered only until the Insured Person reaches age 65 or the child reaches age 25.

Family Insurance Rider. This benefit provides term life insurance on the Insured Person's children as does the Children's Term Insurance. It also provides decreasing term life insurance on the Insured's spouse.
Additional Insured Rider. You may provide term insurance for another person, such as the Insured Person's spouse, under Your contract. A separate charge will be deducted for each additional insured.

Guaranteed Insurability Rider. This benefit provides for the issuance of additional amounts of insurance without further evidence of insurability.

Cost of Living Rider. This benefit provides for limited annual increases in the amount of insurance.

Living Needs Rider. This benefit provides an accelerated death benefit in the event the Insured Person is expected to die within 12 months.

You choose the amount of the Death Benefit to accelerate at the time of the claim. The Maximum Advanced Sum is 50% of the Eligible Death Benefit (which is the death benefit of the contract plus the sum of any additional death benefits on the life of the Insured Person provided by any Eligible Riders) currently subject to a maximum of $250,000 and a minimum of $5,000.

There is no charge for this benefit prior to the time of a payment. The amount of the Advanced Sum paid is reduced by expected future interest and may be reduced by a charge for administrative expenses.

On the day We pay the accelerated benefit, We will reduce the following in proportion to the reduction in the Eligible Death Benefit:

a. the death benefit of the Contract and of each Eligible Rider
b. the Specified Amount
c. any contract values
d. any outstanding loan

When We reduce the Contract Fund, We will allocate the reduction based on the proportion that Your unloaned amounts in the General Account and Your amounts in the Investment Divisions of Our Separate Account bear to the total unloaned value of Your Contract Fund.

    Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, We believe that for federal income tax purposes an Advanced Sum payment made under the Living Needs Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured Person under the contract. However, You should consult a qualified tax adviser about the consequences of adding this Rider to a contract or requesting an Advanced Sum payment under this Rider.

SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions

The Separate Account is Our Separate Account A, established under the Insurance Laws of the State of South Dakota, and is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. Our Separate Account A meets the definition of a 'separate account' under the Federal securities laws but this registration does not involve any supervision by the SEC of the management or investment contracts of the Separate Account. A unit investment trust is a type of investment company. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the Funds.
You may allocate part or all of Your net premiums to     no more than ten
of the seventeen      investment divisions of Our Separate Account. Our
Separate Account divisions invest in the     VIP      Money Market
Portfolio, the     VIP      High Income Portfolio, the     VIP
Equity-Income Portfolio, the     VIP      Growth Portfolio, the     VIP II
     Asset Manager Portfolio, the     VIP      Overseas Portfolio, the
    VIP II      Investment Grade Bond Portfolio, the     VIP II
Contrafund Portfolio, the     VIP II      Asset Manager: Growth Portfolio,
the     VIP II      Index 500 Portfolio,     VIP III Growth & Income
Portfolio, VIP III Balanced Portfolio, VIP III Growth Opportunities
Portfolio, American Century VP Capital Appreciation Portfolio,
American Century VP Value Portfolio, American Century VP Balanced Portfolio, and American Century VP International Portfolio.

The Funds

    Fidelity's      Variable Insurance Products Fund, Fidelity's Variable
Insurance Products Fund II,     Fidelity's Variable Insurance Products Fund
III, and the American Century Variable Portfolios, Inc.      are open-end
diversified management investment companies, more commonly called mutual funds. As "series" types of mutual funds, they issue several different "series" of portfolios. The Funds' shares are bought and sold by Our Separate Account at net asset value. More detailed information about the Funds and their investment objectives, policies, risks, expenses and all other aspects of their operations, appears in their prospectuses, which accompanies this prospectus, and in the Funds' Statement of Additional Information.

The Funds sell their shares to separate accounts of various insurance companies to support both variable life insurance contracts and variable annuity contracts. We currently do not foresee any disadvantages to Our owners arising out of this. If We believe that the Funds do not sufficiently respond to protect Our owner's interests, We will see to it that appropriate action is taken to protect Our owners. The Funds will also monitor this possibility.
         Also, if We ever believe that any of the Funds' portfolios are so large as to materially impair its investment performance of a portfolio or the Fund, We will examine other investment options.

Investment Policies Of The Funds' Portfolios

Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. Remember that the investment experience of the investment divisions of Our Separate Account depends on the performance of the corresponding Funds' portfolios. The objectives of the Funds' portfolios are as follows:

Portfolio
Objective

    VIP      Money Market
Seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity by investing in high quality money market instruments. (An investment in the Money Market or any other Portfolio is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a constant net asset value.)

    VIP      High Income
Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. For a description of the special risks involved in investing in these securities, see the prospectus for the Funds.

    VIP      Equity-Income
Seeks to obtain reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

    VIP      Growth
Seeks to achieve capital appreciation, normally through the purchase of common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

    VIP      Overseas
Seeks long-term growth of capital, primarily through investments in foreign securities.

    VIP II      Asset Manager
Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instru-ments.

    VIP II      Investment Grade Bond
Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment grade fixed income securities.

    VIP II      Contrafund
Seeks to achieve capital appreciation over the long term by investing in securities of companies that are undervalued or out-of-favor.

    VIP II      Asset Manager:Growth
Seeks to maximize total return over the long term through investments in stocks, bonds, and short-term instruments. This portfolio has a heavier emphasis on stocks than the Asset Manager Portfolio.

    VIP II      Index 500
Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. This is designed as a long-term investment option.

    VIP III Growth & Income
Seeks high total return, combining current income and capital appreciation. Invests mainly in stocks that pay current dividends and show earnings potential.

VIP III Balanced
Seeks to balance the growth potential of stocks with the possible income cushion of bonds. Invests in broad selection of stocks, bonds and convertible securities.

VIP III Growth Opportunities
Seeks long-term growth of capital. Invests primarily in common stocks and adjusts its mix between growth, value, cyclical and other securities to take advantage of attractive valuations.

American Century VP Capital Appreciation
Seeks capital growth by investing in common stocks that management considers to have better-than-average prospects for appreciation.

American Century VP Value
Seeks long-term capital growth with income as a secondary objective. Invests primarily in equity securities of well-established companies that management believes to be under-valued.

American Century VP Balanced
Seeks capital growth and current income. Invests approximately 60 percent of its assets in growth stocks and the rest in fixed income securities.

American Century VP International
Seeks capital growth by investing in securities of foreign companies that management believes to have potential for appreciation.

We Own The Assets Of Our Separate Account

Under South Dakota law, We own the assets of Our Separate Account and use them to support Your contract and other variable life contracts. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division. We may also permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our General Account.

Our Right To Change How We Operate Our Separate Account

In addition to changing or adding investment companies, We have the right to modify how We or Our Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, We will seek contractowner approval. We have the right to:

add investment divisions to, or remove investment divisions from, Our Separate Account, combine two or more divisions within Our Separate Account, or withdraw assets relating to Variable Executive Universal Life from one investment division and put them into another;

eliminate the shares of the portfolio and substitute shares of another portfolio of the Funds or another open-end, registered investment company, if the shares of the portfolio are no longer available for investment or, if in Our judgment, further investment in the portfolio should become inappropriate in view of the purposes of Separate Account A;

register or end the registration of Our Separate Account under the Investment Company Act of 1940;

operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Midland under the Investment Company Act of 1940);

disregard instructions from contractowners that would otherwise require that a Fund's shares be voted so as to cause a change in the investment objectives of the Portfolio of a Fund or approval or disapproval of an investment advisory policy for the Portfolio of a Fund. We would do so only if required by state insurance regulatory authorities pursuant to insurance law or regulation; or

operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. We may make any legal investments We wish. In choosing these investments, We will rely on Our own or outside counsel for advice. In addition, We may disapprove any change in investment advisers or in investment contract unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of any investment division, You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than
or in addition to the     current Funds.

If You then wish to transfer the amount You have in that investment division to another division of Our Separate Account, or to Our General Account, You may do so, without charge, by writing to Our Home Office. At the same time, You may also change how Your net premiums and deductions are allocated.

DEDUCTIONS AND CHARGES

Charges Against The Separate Account

The amount in Your Contract Fund which     can be      allocated to     as
many as ten      investment divisions of Our Separate Account will be reduced by any fees and charges allocated to the investment divisions of Our Separate Account.

Mortality and Expense Risks. We make a charge for assuming mortality and expense risks. We guarantee that monthly administrative and insurance deductions from Your Contract Fund will never be greater than the maximum amounts shown in Your contract. The mortality risk We assume is that Insured Persons will live for shorter periods than We estimated. When this happens, We have to pay a greater amount of death benefits than We expected to in relation to the cost of insurance charges We received. The expense risk We assume is that the cost of issuing and administering contracts will be greater than We expected. We make a charge for mortality and expense risks at an effective annual rate of 0.90% of the value of the assets in the Separate Account attributable to Variable Executive Universal Life. Currently We intend to reduce this charge to 0.50% after the tenth Contract Year. This charge is reflected in the Accumulation Unit values for the investment divisions of the Separate Account. See "Your Contract Fund Value -How We Determine The Accumulation Unit Value" on page 18. If the money We collect from this charge is not needed, it will be to Our gain, and We expect a profit from this charge. To the extent sales expenses are not covered by the sales charge and the Deferred Sales Charge, Our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to cover sales expenses.

Tax Reserve. We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which if made will reduce the investment experience of the investment divisions of Our Separate Account. Currently no such charge is made.

Charges In The Funds

The Funds make a charge for managing investments and providing services. These charges vary by portfolio.

    The VIP, the VIP II, and the VIP III Portfolios have an annual management fee that is the sum of an individual fund fee rate, and a group fee rate which is based on the monthly average net assets of the mutual funds advised by Fidelity Management & Research Company. In addition, each of these portfolios' total operating expenses will include fees for management, shareholder services and other expenses, such as custodial, legal, accounting and other miscellaneous fees. See the VIP, VIP II and VIP III prospectus for additional information on how these charges are determined and on the minimum and maximum charges allowed. All expenses for the year ending December 31, 1996 are shown in the table below.

The American Century Variable Portfolios have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the American Century Variable Portfolios prospectus for details. The expenses for the year ending December 31, 1996 are shown in the table below.

                                      					Management  Other        Total
Portfolio                                  Fee       Expenses      Expenses
VIP Money Market                           .21%         .09%         .30%
VIP High Income                            .59%         .12%         .71%
VIP Equity-Income                          .51%         .07%         .58%
VIP Growth                                 .61%         .08%         .69%
VIP Overseas                               .76%         .17%         .93%
VIP II InvestmentGrade Bond                .45%         .13%         .58%
VIP II Asset Manager                       .64%         .10%         .74%
VIP II Index 500                           .13%         .15%         .28%
VIP II Contrafund                          .61%         .13%         .74%
VIP II Asset Manager: Growth               .65%         .22%         .87%
VIP III Balanced                           .48%         .24%         .72%
VIP III Growth Opportunities               .61%         .16%         .77%
VIP III Growth & Income                    .50%         .50%        1.00%
American Century VP Capital Appreciation  1.00%         .00%        1.00%
American Century VP Balanced              1.00%         .00%        1.00%
American Century VP Value                 1.00%         .00%        1.00%
American Century VP International         1.50%         .00%        1.50%


Deductions From Your Premiums

We deduct a sales charge of 2.50% from each premium payment. This charge is to partially reimburse Us for the cost incurred in selling and distributing this contract, including commissions, the cost of preparing sales literature and printing of prospectuses. A Deferred Sales Charge will also be incurred if You give up Your contract for its Net Cash Surrender Value or let Your contract lapse. See Surrender Charge on page 17.

A 2.5% charge for premium taxes is also deducted from all of Your premiums and $.46 is deducted from each premium payment if You have chosen the Civil Service Allotment Mode. The rest of each premium (the net premium) is placed in Your Contract Fund.

The $.46 deducted from each premium payment under the Civil Service Allotment Mode is intended to cover the extra expenses We incur in processing bi-weekly premium payments.

Applicable Taxes. All states and certain jurisdictions (cities, counties, municipalities) tax premium payments and some levy other charges. Currently, as indicated above, We deduct a charge of 2.5% of each premium for these. These tax rates currently range from 0.75% to 4%. Because of certain retaliatory provisions in the premium tax regulations, We expect to pay at least 2.5% of each premium in premium tax.

This is a tax to Midland so You cannot deduct it on Your income tax return. Since the charge is a percentage of Your premium, the amount of the charge will also vary with the amount of the premium.

We may increase this charge at any time if Our premium tax expenses increase and We reserve the right to vary this charge by state. If We make such a change, We will notify You.

Deductions From Your Contract Fund

At the beginning of each Contract Month (including the Contract Date), the following three Contract Fund charges are deducted from Your Contract Fund.

1. Expense Charge. This charge is $6.00 per month (currently We plan to make this deduction for the first 15 years only, but we reserve the right to deduct it throughout the life of the contract). This charge is designed to cover the continuing costs of maintaining Your contract, such as premium billing and collections, claim processing, contract transactions, recordkeeping, communications with owners and other expense and overhead items.

2. Charges for Additional Benefits. The cost for any additional benefits You choose will be deducted monthly. We may change these charges, but Your contract contains tables showing the guaranteed maximum rates for all of these insurance costs.

3. Cost of Insurance Charge. The cost of insurance is Our current monthly cost of insurance rate times the amount at risk at the beginning of the Contract Month. Amount at risk is the difference between the current death benefit and the amount in Your Contract Fund. If the current death benefit for the month is increased due to the requirements of federal tax law, Your amount at risk for the month will also increase. For this purpose the amount in Your Contract Fund is determined before deduction of the cost of insurance charge but after all of the other deductions due on that date. The amount of the cost of insurance charge will vary from month to month with changes in the amount at risk and with increasing attained age of the Insured Person.

The cost of insurance rate is based on the sex, attained age, and rating class of the Insured Person at the time of the charge. We currently place the Insured Person that is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. The Insured Person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates from time to time, but they will never be more than the guaranteed maximum rates set forth
in Your contract. The maximum charges are     based on      the charges
specified in the Commissioner's 1980 Standard Ordinary Mortality Table. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male preferred nonsmoker standard risk at various ages. In Montana, there will be no distinctions based on sex. Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Variable Executive Universal Life in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Illustrative Table of Monthly Cost of Insurance Rates (Rounded) per $1,000 of Amount at Risk

	Male        Guaranteed         Current
	Attained     Maximum      (Preferred Non-Smoker)
	Age            Rate              Rate
	  5            $.07              $.05
	 15             .11               .10
	25              .13               .07
	35              .14               .08
	45              .29               .17
	55              .69               .36
	65             1.87               .74

For a male preferred non-smoker, age 35, with a $100,000 Specified Amount Option 1 contract and an initial premium of $1,000, the cost of insurance for the first month will be $7.92. This example assumes the expense charge ($6.00 per month) and current cost of insurance rate ($.08 per $1,000).

We offer lower current cost of insurance rates at most ages for insured people who qualify as non-smokers. To qualify, an insured must be a standard risk and must meet additional requirements that relate to smoking habitsThe reduced cost of insurance rates depend on such variables as the attained age and sex of the insured.

The preferred non-smoker cost of insurance rates are lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, the Insured Person must be age 20 or over and meet certain underwriting requirements.

Changes in Monthly Charges. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations about such things as investment earnings, mortality, the length of time contracts will remain in effect, expenses and taxes.

Other Transaction Charges

In addition to the deductions described above, We charge fees for certain contract transactions:

Partial Withdrawal of Net Cash Surrender Value. You may make one partial withdrawal during each Contract Year without a charge. There is an administrative charge of $25 or 2 percent of the amount withdrawn, whichever is less, each time You make a partial withdrawal if more than one withdrawal is made during a year.

Transfers. Currently, We do not charge when You make transfers of Contract Fund value among investment divisions. We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year.

How Contract Fund Charges Are Allocated
Generally, deductions from Your Contract Fund for monthly charges or partial withdrawal charges are made from the investment divisions of Our Separate Account and the unloaned portion of the General Account in accordance with the deduction allocation percentages specified by You in Your application unless You instruct Us to do otherwise. Your allocation percentages for deductions may be any whole numbers (from 10 to 100) which add up to one hundred. You may change Your deduction allocation percentages by writing to Our Home Office. Changes will be effective as of the date We receive them.

If We cannot make a deduction in accordance with these percentages, We will make it based on the proportion that Your unloaned amounts in the General Account and Your amounts in the investment divisions of Our Separate Account bear to the total unloaned value of Your Contract Fund.

Deductions for transfer charges are allocated to the investment divisions from which the transfer is being made in equal proportion to such investment divisions. For example, if the transfer is made from two investment divisions, the transfer charge allocated to each of the investment divisions will be $12.50.

Surrender Charge

We incur various sales and promotional expenses in connection with selling Variable Executive Universal Life, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect distribution expenses. We also incur expenses for underwriting, printing of contract forms and prospectuses, and putting information in Our records.

There is a difference between the amount in Your Contract Fund and the Cash Surrender Value of Your contract for the first 12 Contract Years. This difference is the Surrender Charge, which is a contingent deferred issue charge and sales load designed to partially recover Our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the sales charge is also designed to partially reimburse Us for these expenses). It is a contingent load because You pay it only if You surrender Your contract (or let it lapse) during the first 12 Contract Years. It is a deferred load because We do not deduct it from Your premiums. The amount of the load in a Contract Year is not necessarily related to Our actual sales expense in that year. We anticipate that the sales charge and Surrender Charge will not fully cover Our sales expenses. To the extent sales expenses are not covered by the sales charge and Surrender Charge, We will cover them from other funds including any funds in Our General Account, which may include amounts derived from the mortality and expense risk charge.

The Net Cash Surrender Value, which is the amount We pay You if You surrender Your contract for cash, equals the Cash Surrender Value minus any outstanding loan and loan interest.

In the first 12 Contract Years, You will incur a Surrender Charge if You give up Your contract for its Net Cash Surrender Value, or let Your contract lapse.

The Surrender Charge You pay includes Deferred Sales Charges and Deferred Issue Charges. The Deferred Sales Charge is based on the sum of two pieces.

The Deferred Sales Charge is:

27.5% of any premium payment in the first two Contract Years up to one guideline annual premium.
6.5% of all other premium payments.

The sum of the above pieces is also limited by the Guideline Annual Premium, times 6.5%, times the expected future lifetime at issue as determined by the 1980 CSO Mortality Table or 20 years, whichever is less.

The guideline annual premium varies for each contract. It is specified on the contract information page of Your contract.

During the first seven contract years, the Deferred Sales Charge will be 100% of the sum of these two pieces or the maximum charge described in the second preceding paragraph, whichever is less. Beginning in the eighth year, the sum or maximum will be multiplied by a percentage. The percentage is 83.33% for year eight, 66.67% for year nine, 50% for year ten, 33.33% for year eleven, and 16.67% for year twelve. After the 12th Contract Year, there is no Surrender Charge.

If there is an increase in Specified Amount (at any time), there will also be an increase in the Guideline Annual Premium. All additions to the Deferred Sales Charge due to this increase will be 5% of premiums. The maximum limit will also increase by the additional Guideline Annual Premium, times 6.5%, times the expected future lifetime at the time of the increase as determined by the 1980 CSO Mortality Table or 20 years, whichever is less. The total in the Deferred Sales Charge prior to the increase in Specified Amount will not be affected.

If there is a decrease in Specified Amount, there will also be a decrease in Guideline Annual Premium. Future additions to the Deferred Sales Charge will follow the same rules as at issue with the new Guideline Annual Premium. Prior totals in the Deferred Sales Charge will not be affected.

You will not incur any Deferred Sales Charge, regardless of the amount and timing of premiums, if You keep this contract in force for thirteen years.

The following table shows the Deferred Issue Charge which is a dollar amount for each thousand dollars of the Specified Amount. After the 12th Contract Year, there is no Deferred Issue Charge.

Table of Deferred Issue Charges
Per Thousand of Specified Amount
Contract          Contract         Contract
Year      Charge    Year   Charge   Year     Charge
   1      $3.00      6      $3.00     11     $1.00
   2       3.00      7       3.00     12      0.50
   3       3.00      8       2.50
   4       3.00      9       2.00
   5       3.00     10       1.50

If there has been a change in Specified Amount during the life of the contract, the Deferred Issue Charge is applied against the highest Specified Amount in force during the life of the contract.

YOUR CONTRACT FUND VALUE

The amount in Your Contract Fund is the sum of the amounts You have in the General Account and in the various investment divisions of Our Separate Account (plus the amount in Our General Account securing any contract loan). Your Contract Fund also reflects the various charges described above. Monthly deductions are made as of the first day of each Contract Month. Transaction charges or Surrender Charges are made as of the effective date of the transaction. Charges against Our Separate Account are reflected daily. Any amount allocated to an investment division of Our Separate Account will go up or down depending on the investment experience of that division. You bear this investment risk. For amounts allocated to the investment divisions of Our Separate Account, there is no guaranteed minimum cash value. Any amount
allocated to the General Account is guaranteed     by Us.

Amounts In Our Separate Account

Amounts allocated, transferred or added to the investment divisions of Our Separate Account are used to purchase Accumulation Units. The amount You have in each division is represented by the value of the Accumulation Units credited to Your Contract Fund for that division. The number of Accumulation Units purchased or redeemed in an investment division of Our Separate Account is calculated by dividing the dollar amount of the transaction by the division's Accumulation Unit Value calculated at the end of that day. The number of Accumulation Units for an investment division at any time is the number of Accumulation Units purchased less the number of Accumulation Units redeemed. The value of Accumulation Units fluctuates with the investment performance of the corresponding portfolios of the Funds, which reflects the investment income and realized and unrealized capital gains and losses of the portfolio and Funds' expenses. The Accumulation Unit Values also reflect deductions and charges We make to Our Separate Account. The number of Accumulation Units credited to You, however, will not vary because of changes in Accumulation Unit Values. On any given day, the value You have in an investment division of Our Separate Account is the Accumulation Unit Value times the number of Accumulation Units credited to You in that division. The Accumulation Units of each investment division of Our Separate Account have different Accumulation Unit Values.

Accumulation Units of an investment division are purchased when You allocate premiums, repay loans or transfer amounts to that division. Accumulation Units are redeemed or sold when you make withdrawals or transfer amounts from an investment division of the Separate Account (including transfers for loans) and to pay the death benefit when the Insured Person dies. We also redeem Accumulation Units for monthly deductions or other charges.

How We Determine The Accumulation Unit Value

We determine Accumulation Unit Values for the investment divisions of our Separate Account at the end of each business day. The Accumulation Unit Value for each investment division will be set at $10.00 on the first day there are contract transactions in Our Separate Account associated with these contracts. After that, the Accumulation Unit Value for any business day is equal to the Accumulation Unit Value for the preceding business day multiplied by the net investment factor for that division on that business day.

We determine the net investment factor for each investment division every business day as follows:

First, We take the value of the shares belonging to the division in the corresponding Fund portfolio at the close of business that day (before giving effect to any contract transaction for that day, such as premium payments or surrenders). For this purpose, We use the share value reported to Us by the Fund.

Next, We add any dividends or capital gains distributions paid by the Fund on that day.

Then, We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).

Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday and Sunday). The daily charge is .0024547%, which is an effective annual rate of 0.90%. On a current basis We intend to reduce this charge to 0.50% annually (.0013664% daily) after the tenth Contract Year. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account.

Finally, We subtract any daily charge for taxes or amounts set aside as a reserve for taxes.

Generally, this means that We adjust Accumulation Unit Values to reflect what happens to the Fund, and also for the mortality and expense risk charge and any other charges.

CONTRACT FUND TRANSACTIONS

The transactions described below may have different effects on Your Contract Fund, death benefit, Specified Amount or cost of insurance. You should consider the net effects before combining Contract Fund transactions. Certain
transactions also have fees.     Upon completion of these transactions, You
may not have Your Contract Fund allocated to more than ten investment divisions.

Changing Your Premium And Deduction Allocation Percentages

You may change the allocation percentages of Your net premiums or of Your monthly deductions by writing to Our Home Office and telling Us what changes You wish to make. These changes will go into effect as of the date We receive Your request at Our Home Office and will affect transactions on and after that date.

Transfers Of Contract Fund Value

Currently, You may make an unlimited number of transfers of Contract Fund value in each Contract Year without charge. We reserve the right to assess a
$25 charge after the twelfth transfer in a Contract Year.          To
make a transfer, write to Our Home Office.

If We charge You for making a transfer, We will allocate the charge as described under "Deductions and Charges - How Contract Fund Charges Are Allocated" on page 17. All transfers included in one transfer request count as one transfer for purposes of any fee.

You may ask Us to transfer amounts between the General Account and any investment divisions of Our Separate Account, and among investment divisions of Our Separate Account. The transfer will take effect as of the date We receive Your request. The minimum amount We will transfer on any date is $200. A smaller transfer may be made under special circumstances mentioned in "Our Right to Change How We Operate Our Separate Account". This minimum need not come from any one investment division or be transferred to any one investment division as long as the total amount transferred that day equals the minimum.

The amount that can be transferred from the General Account to the Separate Account in any Contract Year cannot exceed the larger of:

1. 25% of the unloaned amount in the General Account at the beginning of the Contract Year, or
2. $1,000.

Dollar Cost Averaging.

The Dollar Cost Averaging (DCA) program enables You to make monthly transfers
of a predetermined dollar amount from the     VIP      Money Market investment
division into one or more of the other investment divisions (not the General Account). By allocating monthly, as opposed to allocating the total amount at
one time, You may reduce the impact of market fluctuations.     This plan of
investing, however, does not assure a profit or protect against a loss in declining markets.

DCA can be elected at any time by completion of the DCA Request Form (form
number 5856) and by insuring that a sufficient amount is in the     VIP
Money Market investment division, either through payment of a premium with the DCA request form, allocation of premiums, or transfer of amounts to the
VIP      Money Market investment division. Copies of form 5856 can be obtained by contacting Us at Our Home Office. The election will specify:

a. that any money received with the form is to be placed into the     VIP
        Money Market investment division
b. the monthly amount to be transferred to the other investment divisions, and
c. how that monthly amount is to be allocated among the investment divisions

Since the DCA program is only suitable for substantial, infrequent premium payments, DCA is only available when the premium payment mode is annual or if
the amount in the     VIP      Money Market investment division is at least
equal to the sum of $2,400 and the minimum premium. The DCA Request Form must be received with any premium payment You intend to apply to DCA.

The minimum monthly amount to be transferred using DCA is $200. In order to
begin the DCA program, the value in the     VIP      Money Market investment
division must be at least equal to the sum of 12 monthly transfers plus the
minimum premium. When DCA is elected, all amounts in the     VIP      Money
Market investment division will be available for transfer under the DCA program. Once DCA is elected, additional premiums can be deposited into the
    VIP      Money Market investment division for DCA by sending them in with a DCA request form.

You may change the DCA allocation percentages or DCA transfer amounts twice each Contract Year. Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise.

If requested at issue, DCA will start at the beginning of the second Contract Month. If requested after issue, DCA will start at the beginning of the first Contract Month which occurs at least 30 days from the day the request is received.

DCA will last until the value in the     VIP      Money Market investment
division is exhausted or until a request for termination is received in writing from You. DCA will automatically be terminated on the Maturity Date.

We reserve the right to end the DCA program at any time by sending You a notice one month in advance.

Borrowing From Your Contract Fund

At any time Your contract has a Net Cash Surrender Value, You may borrow up to 92% of the Cash Surrender Value using only Your contract as security for the loan. If You request an additional loan, the amounts of any outstanding loan and loan interest will be added to the additional amount You have requested and the original loan will be canceled. Thus, You will have only one loan outstanding at any time. Any amount that secures a loan remains part of Your Contract Fund, but is automatically transferred out of Our Separate Account and put in Our General Account as collateral. We pay You interest on this loaned amount, currently at an annual rate of 6%. However, after the tenth Contract Year, the annual rate of interest paid on the loaned portion of the Contract Fund will equal 8% for the portion of any loan that does not exceed the Contract Fund minus the total premiums paid.

A loan taken from, or secured by, a contract may have Federal Income Tax consequences. See "TAX EFFECTS" on page 23.

How To Request A Loan

You may request a loan by contacting Our Home Office. You may tell Us how much of the loan You want taken from Your unloaned amount in the General Account or from Your amounts in the investment divisions of Our Separate Account. We will redeem units from an investment division of Our Separate Account sufficient to cover that part of the loan. The amounts You have in each division will be determined as of the day We receive Your request for a loan at Our Home Office.

If You do not tell Us how to allocate Your loan, the loan will be allocated according to Your deduction allocation percentages. If the loan cannot be allocated based on these percentages, We will allocate it based on the proportions of Your unloaned amounts in the General Account and Your value in each investment division of Our Separate Account to the unloaned value of Your Contract Fund.

Contract Loan Interest

Interest on a contract loan accrues daily at an annual interest rate of 8%.

When Interest Is Due

Interest is due on each Contract Anniversary. If You do not pay the interest when it is due, it will be added to Your outstanding loan and allocated based on the deduction allocation percentages for Your Contract Fund then in effect. This means We make an additional loan to pay the interest and We transfer amounts from the General Account or the investment divisions to make the loan. If we cannot allocate the interest based on these percentages, We will allocate it as described above for allocating Your loan.

Repaying The Loan

You may repay all or part of a contract loan at any time while Your contract is In Force. While You have a contract loan, We assume that any money You send Us is meant to repay the loan. If You wish to have any of these payments be premium payments, You must tell Us in writing.

You may choose how You want Us to allocate Your repayments. If You do not give us instructions, We will allocate Your repayments based on Your premium allocation percentages.

The Effects Of A Contract Loan On Your Contract Fund

A loan against Your contract will have a permanent effect on the value of Your Contract Fund and, therefore, on Your benefits under this contract, even if the loan is repaid. When You borrow on Your contract, the amount of Your loan is set aside where it earns a declared rate for loaned amounts. The loan amount will not be available for You to invest in the divisions of Our Separate Account or the unloaned portion of the General Account. Whether You earn more or less with the loan amount set aside depends on the investment experience of the investment divisions of Our Separate Account and the rates declared for the unloaned portion of the General Account.

Your Contract May Lapse

Your loan may also affect the amount of time that Your insurance remains in force. For example, Your contract may lapse more quickly when You have a loan because the loaned amount cannot be used to cover the monthly deductions that are taken from Your Contract Fund. If these deductions exceed the Net Cash Surrender Value of Your contract, then the lapse provisions of the contract may apply. Since the contract permits loans up to 92% of the Cash Surrender Value , loan repayments or additional premium payments may be required to keep the contract in force if You borrow the maximum.

Withdrawing Money From Your Contract Fund

You may request a partial withdrawal of Your Net Cash Surrender Value by writing to Our Home Office. You will not incur either the Deferred Sales Charge or Deferred Issue Charge upon a partial withdrawal. Partial withdrawals are subject to certain conditions. They must:

be at least $200

total no more than 50% of the Net Cash Surrender Value in any Contract Year

not cause the death benefit to fall below the minimum for which we would issue the contract at the time not cause the contract to fail to qualify as life insurance under applicable tax law.

You may specify how much of the withdrawal You want taken from each investment division. If You do not tell Us, We will make the withdrawal on the basis of Your deduction allocation percentages. If We cannot withdraw the amount based on Your directions or on Your deduction allocation percentages, We will withdraw the amount based on the proportions of Your unloaned amounts in the General Account and the investment divisions of Our Separate Account to the total unloaned value of Your Contract Fund.

Withdrawal Charges

When You make a partial withdrawal more than once in a Contract Year, a charge of $25 or 2 percent of the amount withdrawn, whichever is less, will be deducted from Your Contract Fund. If You do not give Us instructions for deducting the charge, it will be deducted as described under "Deductions and Charges -How Contract Fund Charges Are Allocated" on page 17.

In general, We do not permit You to make a withdrawal on monies for which Your premium check has not cleared your bank.

The Effects Of A Partial Withdrawal

A partial withdrawal reduces the amount You have in Your Contract Fund. It also reduces the Cash Surrender Value and the death benefit on a dollar-for-dollar basis. If the death benefit is based on a percentage multiple, the reduction in death benefit could be greater. If you selected death benefit Option 1, We will also reduce the Specified Amount of Your contract so there will be no change in the net amount at risk. We will send You a new contract information page to Your contract to reflect this change. We may ask You to return Your contract to Our Home Office to make a change. The withdrawal and these reductions will be effective as of the date We receive Your request at Our Home Office.

A contract loan might be better if Your need for cash is temporary.

Surrendering Your Contract For Its Net Cash Surrender Value

You may surrender Your contract for its Net Cash Surrender Value at any time while the Insured Person is living. You may do this by sending a written request and the contract to Our Home Office. The Net Cash Surrender Value of Your contract equals the Cash Surrender Value minus any outstanding loan and loan interest. During the first 12 Contract Years, the Cash Surrender Value is the amount in Your Contract Fund minus the Surrender Charge. After 12 years, the Cash Surrender Value and Contract Fund are equal. We will compute the Net Cash Surrender Value as of the date We receive Your request and the contract at Our Home Office, and all insurance coverage under Your contract will end on that date.

THE GENERAL ACCOUNT

You may allocate some or all of Your Contract Fund to the General Account, which pays interest at a declared rate. The principal, after deductions, is guaranteed. The General Account supports Our insurance and annuity obligations. Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus for Your information and which relate to the General Account.

Amounts In The General Account

You may accumulate amounts in the General Account by:

allocating net premium and loan repayments,

transferring amounts from the investment divisions of Our Separate Account, or earning interest on amounts You already have in the General Account.

The amount You have in the General Account at any time is the sum of all net premiums and loan repayments allocated to that Account, all transfers and earned interest, and includes amounts securing any contract loan You have. This amount is reduced by amounts transferred out or withdrawn and deductions allocated to this Account.

Adding Interest To Your Amounts In The General Account

We pay interest on all amounts that You have in the General Account. The annual interest rates will never be less than the minimum guaranteed interest rate of 3.5%. We may, at the sole discretion of Our Board of Directors, credit interest in excess of 3.5%. You assume the risk that interest credited may not exceed 3.5%. We pay different rates on unloaned and loaned amounts in the General Account. Interest is compounded daily at an effective annual rate that equals the annual rate declared by Our Board of Directors.

Transfers

You may request a transfer between the General Account and one or more of the investment divisions of Our Separate Account. See "Transfers Of Contract Fund Value" on Page 19.

ADDITIONAL INFORMATION ABOUT VARIABLE EXECUTIVE UNIVERSAL LIFE

Your Right To Examine The Contract

You have a right to examine the contract. If for any reason You are not satisfied with it, You may cancel the contract within the time limits described below. You may cancel the contract by sending it to Our Home Office with a written request to cancel.

Your request to cancel this contract must be postmarked no later than the latest of the following three dates:

10 days after You receive Your contract,

10 days after We mail You a written notice telling You about Your rights to cancel (Notice of Withdrawal Right), or

45 days after You sign Part 1 of the contract application.

If You cancel Your contract, We will return the sum of all charges deducted from premiums paid and Your Contract Fund, plus the Contract Fund.

Insurance coverage ends when You send Your request.

Your Contract Can Lapse

Your insurance coverage under Variable Universal Life 3 continues as long as the Net Cash Surrender Value of your contract is enough to pay the deductions that are taken out of your Contract Fund each month or, during the first five years, as long as your premiums paid exceed the schedule of required minimum premiums. If neither of these conditions are true at the beginning of any Contract Month, a 61-day grace period will start, beginning on the day We send You notice that the grace period is starting. We will notify You and any assignees on Our records in writing that the grace period has begun and tell You the amount of premium payment that will be sufficient to satisfy the minimum requirement for two months.

If We receive payment of this amount before the end of the grace period, We will use the amount You send Us to make the overdue deductions. We will put any balance left in Your Contract Fund and allocate it in the same manner as Your previous premium payments.

If We do not receive payment within the 61 days, Your contract will lapse without value. We will withdraw any amount left in Your Contract Fund. We will apply this amount to the deductions owed to Us, including any applicable Surrender Charge. We will inform You and any assignee at last known address that Your contract has ended without value.

If the Insured Person dies during the grace period, We will pay the insurance benefits to the beneficiary, minus any loan, loan interest and overdue deductions.

You May Reinstate Your Contract

You may reinstate the contract within five years after it lapses if:

You provide evidence that the Insured Person is still insurable,

You complete an application for reinstatement, You pay premium enough to pay all overdue monthly deductions including the premium tax on those deductions, plus increase the Contract Fund to a level where the Contract Fund less any contract debt equals the surrender charges, plus cover the next two months' deductions,

You pay or restore any contract debt,

You did not end the contract by payment of the Net Cash Surrender Value.

The Contract Date of the reinstated contract will be the beginning of the Contract Month which coincides with or follows the date We approve Your reinstatement application. Upon reinstatement, there will be no further Surrender Charges applied against the contract. Previous loans will not be reinstated.

Contract Periods, Anniversaries

We measure Contract Years, Contract Months and Contract Anniversaries (annual and monthly) from the Contract Date shown on the contract information page of Your contract. Each Contract Month begins on the same day in each calendar month as the day of the month in the Contract Date. The calendar days of 29, 30, and 31 are not used. Our right to challenge a contract is measured from the Contract Date, as is the suicide exclusion. These provisions are mentioned in "LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT" on page 26.

Application for Insurance

When an application for one of Our contracts is completed, it is submitted to Us. We make the decision to issue a contract based on the information in the application and Our standards for issuing insurance and classifying risks. If We decide not to issue a contract, We will return the sum of all charges deducted from premiums paid, plus the net premiums, plus interest credited to the net premiums.

Maturity Date

The Maturity Date is the Contract Anniversary after the Insured Person's 100th birthday. The contract ends on that date if the Insured Person is still alive and the maturity benefit is paid.

If the Insured Person survives to the Maturity Date, and You would like to continue the contract, We will extend the Maturity Date if in doing so this contract still qualifies as life insurance according to the Internal Revenue Service and your state. By extending the Maturity Date, the contract may not qualify as life insurance and may be subject to tax consequences. A tax advisor should be consulted prior to electing to extend the Maturity Date. In order to continue the contract beyond the original Maturity Date, We will require that the death benefit not exceed the Contract Fund on the original Maturity Date.

Generally, when We refer to the age of the insured person, We mean his or her age on the birthday prior to that particular date.

TAX EFFECTS

Contract Proceeds

The Internal Revenue Code of 1986 (Code) (in Section 7702) defines life insurance for tax purposes. Amendments to the Code made in 1988 place limits on certain contract charges used in determining the maximum amount of premiums that may be paid under section 7702 for Contracts described in this prospectus. The Secretary of the Treasury ("Treasury") has issued proposed regulations that would specify what will be considered reasonable mortality charges for these limits. Guidance as to how section 7702 is to be applied is, however, limited.

With respect to a contract that is issued on the basis of a standard rate class, while there is some uncertainty due to the lack of guidance under section 7702, Midland believes that such a contract should meet the section 7702 definition of a life insurance contract. With respect to a contract that is issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk), there is even less guidance, in particular as to how the new charge requirements are to be applied in determining whether such a contract meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a contract would satisfy section 7702, particularly if the contract owner pays the full amount of premiums permitted under the contract.

If it is subsequently determined that only a lower amount of premiums may be paid for a contract to satisfy section 7702, Midland may take whatever steps are appropriate and reasonable to attempt to cause the contract to comply with section 7702, including possibly refunding any premiums paid which exceed that lower amount (together with interest or such other earnings on any such premiums as is required by law).

If the Specified Amount of a contract is increased or decreased, the applicable premium limitation may change. During the first fifteen years of the contract, there are certain events that may create taxable ordinary income to You if at the time of the event there has been a gain in the contract. These events include:

A decrease in the Specified Amount;

A partial withdrawal;

A change from Option 2 to Option 1; or,

Any change that otherwise reduces benefits under the contract and that results in a cash distribution in order for the contract to continue to comply with
Section 7702 relating to premium and cash value limitations.

Such income inclusion will also result, in certain circumstances, with respect to cash distributions made in anticipation of reductions in benefits under the contract.

Code Section 7702A affects the taxation of distributions (other than proceeds paid at the death of the insured) from certain variable life insurance contracts:

1. If premiums are paid more rapidly than the rate defined by a "7-Pay Test," the contract will be treated as a "modified endowment contract."

2. Any contract received in exchange for a contract classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether the contract received in the exchange meets the 7-Pay Test.

3. Loans, including unpaid loan interest, (as well as surrenders and withdrawals) from a modified endowment contract will be considered distributions.

4. Distributions (including loans) from a modified endowment contract will be taxed first as distribution of gain from the contract (to the extent that gain exists), and then as non-taxable recovery of basis.

5. An extra tax of 10% of any distribution includable in income will be imposed, unless such distributions are made (1) after You attain age 59 1/2,
(2) on account of You becoming disabled, or (3) as substantially equal annuity payments over Your life or life expectancy.

For contracts not classified as modified endowment contacts, distributions will be taxed in accordance with the rules in effect prior to the enactment of
Section 7702A.

A contract that is not a modified endowment contract may be classified as a modified endowment contract if it is "materially changed" and the materially changed contract fails to meet the 7-Pay Test and any distributions from such a contract will be taxed as explained above.

Material changes include a requested increase in death benefit or a change from Option 1 to Option 2. Before making any change to a contract, a competent tax advisor should be consulted.

Additionally, any life insurance contracts which are treated as modified endowment contracts and which are issued by Midland National Life or any of its affiliates:

with the same person designated as the owner;

on or after June 21, 1988; and

within any single calendar year

will be aggregated and treated as one contract for purposes of determining any tax on distributions.

Even if a contract is not a modified endowment contract, loans at very low or no net cost may be treated as distributions for federal income tax purposes.

The Code (Section 817(h)) also authorizes the Secretary of the Treasury to set standards by regulation or otherwise for the investments of Separate Account A to be "adequately diversified" in order for Variable Executive Universal Life to be treated as a life insurance contract for federal tax purposes. Separate Account A, through the Funds, intends to comply with the diversification requirements established by the Secretary although We do not control the Funds. We believe Separate Account A will be adequately diversified to be treated as a life insurance contract for federal tax purposes.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under Variable Executive Universal Life are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and contract values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of Separate Account A. In addition, Midland does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Midland therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of Separate Account A or to otherwise qualify Variable Executive Universal Life for favorable tax treatment.

Assuming a contract is a life insurance contract for federal income tax purposes, the contract should receive the same federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under either benefit option should be excludable from the gross income of the beneficiary under Section 101 of the Code, and You should not be deemed to be in constructive receipt of the cash values under a contract until actual distribution.

A change of owners as well as a surrender or withdrawal, an assignment of the contract, a change from one death benefit option to another, and other changes reducing future death benefits may have tax consequences depending on the circumstances of such surrender or change. Upon complete surrender or when maturity benefits are paid, if the amount received plus the contract debt exceeds the total premiums paid that are not treated as previously withdrawn by You, the excess generally will be treated as ordinary income.

Federal estate and state or local estate, inheritance and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract owner or beneficiary.

A contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if You are contemplating the use of a contract in any arrangement the value of which depends in part on its tax consequences, You should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Possible Charge for Midland's Taxes

At the present time, Midland makes no charge to the Separate Account for any Federal, state or local taxes (other than premium taxes) that it incurs which may be attributable to such Account or to the contracts. Midland, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the contracts.

If such a charge is made, it would be set aside as a provision for taxes which We would keep in the affected division rather than in Our General Account. We anticipate that Our flexible premium variable life contractowners would benefit from any investment earnings that are not needed to maintain this provision.

Other Tax Considerations

The foregoing discussion is general and is not intended as tax advice. If You are concerned about these tax implications, You should consult a competent tax adviser. This discussion is based on Our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations, and We do not make any guarantee as to the tax status of the contract. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

PART 3: ADDITIONAL INFORMATION

YOUR VOTING RIGHTS AS AN OWNER

Fund Voting Rights

We invest the assets in the divisions of Our Separate Account in shares of the corresponding portfolios of the Funds. Midland is the legal owner of the shares and, as such, has the right to vote on certain matters. Among other things, We may vote to:

elect the Funds' Board of Directors,

ratify the selection of independent auditors for the Funds, and vote on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940.

Even though We own the shares, We give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract. We will vote those shares at meetings of Fund shareholders according to Your instructions.

The Funds will determine how often shareholder meetings are held. As We receive notice of these meetings, We will solicit Your voting instructions. The Funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contractowners, We will vote shares for which no instructions have been received in a portfolio in the same proportion as We vote shares for which We have received instructions in that portfolio. We will also vote any Fund shares that We are entitled to vote directly due to amounts We have accumulated in Our Separate Account in the same proportions that contractowners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict contractowner voting, We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your assets have been invested. We determine the number of Fund shares in each division that are attributable to Your contract by dividing the amount in Your Contract Fund allocated to that division by the net asset value of one share of the corresponding Fund portfolio as of the record date set by the Fund's Board for the Fund's shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting of the Fund. We count fractional shares.

If You have a voting interest, We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment policies of its portfolios. We will advise You if We do and give Our reasons in the next semiannual report to You.

Voting Privileges Of Participants In Other Companies

Currently, shares in the     Funds      are owned by other insurance
companies to support their variable insurance products as well as Our Separate Account. Those shares generally will be voted according to the instructions of the owners of insurance contracts and contracts issued by those other insurance companies. In certain cases, an insurance company or some other owner of Fund shares may vote as they choose. This will dilute the effect of the voting instructions of the owners of Variable Executive Universal Life. We do not foresee any disadvantage to this. Nevertheless, the Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We think any Fund action is insufficient, We will see that appropriate action is taken to protect Our contractowners.

OUR REPORTS TO CONTRACTOWNERS

Shortly after the end of the third, sixth, ninth, and twelfth Contract Month, We will send you a report that shows the current Death Benefit for Your contract, the value of Your Contract Fund, information about investment divisions, the Cash Surrender Value of Your contract, the amount of any outstanding contract loans that You may have, the amount of any interest that You owe on the loan and information about the current loan interest rate. The annual report will also show any transactions involving Your Contract Fund that occurred during the year. Transactions include Your premium allocations, Our deductions, and any transfers or withdrawals that You made in that year.

We will also send You semi-annual reports with financial information on the Funds, including a list of the investments held by each portfolio.

In addition, Our report will also contain any other information that is required by the insurance supervisory official in the jurisdiction in which this insurance contract is delivered.

Notices will be sent to You for transfers of amounts between investment divisions and certain other contract transactions.

LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT

We can challenge the validity of Your insurance contract (based on material misstatements in the application) if it appears that the Insured Person is not actually covered by the contract, under Our rules. However, there are some limits on how and when We can challenge the contract.

We cannot challenge the contract after it has been in effect, during the Insured Person's lifetime, for two years from the date the contract was issued or reinstated. (Some states may require Us to measure this in some other way.)

We cannot challenge any contract change that requires evidence of insurability (such as an increase in Face Amount) after the change has been in effect for two years during the Insured Person's lifetime.

We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the Insured Person in the event that the Insured Person becomes totally disabled.

If the Insured Person dies within the time that We may challenge the validity of the contract, We may delay payment until We decide whether to challenge the contract.

If the Insured Person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the Insured Person's correct age and sex.

If the Insured Person commits suicide within two years after the date on which the contract was issued or reinstated, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus the amount of any outstanding contract loan and loan interest and minus any partial withdrawals of Net Cash Surrender Value. If the Insured Person commits suicide within two years after the effective date of an increase in Specified Amount that You requested, We will pay the Specified Amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (Some states require Us to measure this time by some other date.)

YOUR PAYMENT OPTIONS

Contract benefits or other payments such as the Net Cash Surrender Value or Death Benefit may be paid immediately in one sum or You may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any investment division of Our Separate Account. Instead, interest accrues pursuant to the options chosen. If You do not arrange for a specific form of payment before the Insured Person dies, the beneficiary will have this choice. However, if You do make an arrangement with Us for how the money will be paid, the beneficiary cannot change Your choice after the Insured Person dies. Payment Options will also be subject to Our rules at the time of selection. Our consent is required when optional payment is selected and the payee is either an assignee or not a natural person. Currently, these alternate payment options are only available if the proceeds applied are $1,000 or more and any periodic payment will be at least $20.

You have the following payment options:

1. Deposit Option: The money will stay on deposit with Us for a period that You and We agree upon. You will receive interest on the money at a declared interest rate.

2. Installment Options: There are two ways that We pay installments:

a. Fixed Period: We will pay the amount applied in equal installments plus applicable interest, for a specific number of years, for up to 30 years.

b. Fixed Amount: We will pay the sum in installments in an amount that You and We agree upon. We will pay the installments until We pay the original amount, together with any interest You have earned.

3. Monthly Life Income Option: We will pay the money as monthly income for life. You may choose any one of 4 ways to receive the income: We will guarantee payments for at least 10 years (called "10 Years Certain"); at least 20 years (called "20 Years Certain"); at least 5 years (called "5 Years
Certain"); or payment only for life.     With a life only payment option,
payments will only be made as long as the payee is alive. Therefore, if a life only payment option is chosen and the payee dies after the first payment, only one payment will be made.

4. Other: You may ask Us to apply the money under any option that We make available at the time the benefit is paid.

We guarantee interest under the Deposit Option at the rate of 2.75% a year, and under either Installment Option at 2.75% a year. We may also allow interest under the Deposit Option and under either Installment Option at a rate that is above the guaranteed rate.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that We would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount We will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

You will make Your choice of a payment option (or any later changes) and Your choice will take effect in the same way as it would if You were changing a beneficiary. (See Your Beneficiary below). Any amounts that We pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.

YOUR BENEFICIARY

You name Your beneficiary when You apply for Your contract. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during the Insured Person's lifetime by writing to Our Home Office. If no beneficiary is living when the Insured Person dies, We will pay the Death Benefit in equal shares to the Insured Person's surviving children. If there are no surviving children, We will pay the Death Benefit to the Insured Person's estate.

ASSIGNING YOUR CONTRACT

You may assign (transfer) Your rights in this contract to someone else as collateral for a loan or for some other reason. If You do, You must send a copy of the assignment to Our Home Office. We are not responsible for any payment We make or any action We take before We receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership.

WHEN WE PAY PROCEEDS FROM THIS CONTRACT

We will generally pay any death benefits, Net Cash Surrender Value or loan proceeds within seven days after We receive the required form or request (and other documents that may be required for payment of death benefits) at Our Home Office. Death benefits are determined as of the date of death of the Insured Person and will not be affected by subsequent changes in the Accumulation Unit values of the investment divisions of Our Separate Account. We pay interest from the date of death to the date of payment.

We may, however, delay payment for one of more of the following reasons:

We contest the contract.

We cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the Securities and Exchange Commission, or because the SEC has declared that an emergency exists.

The SEC by order permits us to delay payment to protect our contractowners.

We may also delay any payment until Your premium checks have cleared Your bank.

We may defer payment of any loan amount, or withdrawal or surrender from the General Account, for up to six months after We receive Your request.

DIVIDENDS

We do not pay any dividends on the contract described in this prospectus.

MIDLAND'S SALES AND OTHER AGREEMENTS

Sales Agreements

The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are also registered representatives of Walnut Street Securities (WSS), the principal underwriter of the contracts, or broker-dealers which have entered into written sales agreements with WSS. WSS is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National
Association of Securities Dealers, Inc.     The address for Walnut Street
Securities is 670 Mason Ridge Center Drive, Suite 300, St. Louis,
Missouri 63141.

During the first Contract Year, We will pay agents a commission of up to 50% of premiums paid. For subsequent years, the commission allowance may equal an amount up to 2.5% of premiums paid. Beyond the fifteenth Contract Year, We pay no commission. Certain persistency and production bonus may also be paid.

We may also sell Our contracts through broker-dealers registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 which enter into selling agreements with us. The commission for broker-dealers will be no more than that described above.

REGULATION

We are regulated and supervised by the South Dakota Insurance Department. In addition, We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. This contract has been filed with and approved by insurance officials in such states. As a result, the provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and that We are complying with applicable laws and regulations.

We are also subject to various federal securities laws and regulations.

DISCOUNT FOR MIDLAND EMPLOYEES

Midland employees may receive a discount of up to 45 percent of first year premium. The discount will be effected by Midland paying the discount as the employee pays the qualifying premium. All other contract provisions will apply.

LEGAL MATTERS

The law firm of Sutherland, Asbill & Brennan, L.L.P., Washington, DC, has provided advice regarding certain matters relating to federal securities laws.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings.

FINANCIAL AND ACTUARIAL

The financial statements of Midland National Life Separate Account A and Midland National Life Insurance Company included in this prospectus and the registration statement have been audited by Coopers & Lybrand LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. Such financial statements have been included herein in reliance upon such report given upon the authority of
the firm as experts in accounting and auditing.     The address for Coopers
& Lybrand LLP is IBM Park Building, Suite 1300, 650 Third Avenue South, Minneapolis, MN 55402-4333.

Actuarial matters in this prospectus have been examined by Russell A. Evenson, F.S.A., M.A.A.A., who is Senior Vice President and Actuary of Midland. His opinion on actuarial matters is filed as an exhibit to the Registration Statement We filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance contract described in this prospectus with the Securities and Exchange Commission. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If You would like the additional information, You may obtain it from the SEC's main office in Washington, DC You will have to pay a fee for the material.


Management of Midland

Here is a list of our directors and officers.

Directors
Name and
Business Address

Principal Occupation

Principal Occupation During Past Five Years

John C. Watson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Chairman of the Board
    Chairman of the Board (October 1992 to present), Chairman of the Board and Chief Executive Officer (October 1992 to March 1997), Midland National Insurance Company; President and Director (1992 to present) Consolidated Investment Services, Inc.; Chairman of the Board, President, and Chief Executive Officer (December 1996 to present), Sammons Financial Holdings, Inc.; Chairman of the Board and Chief Executive Officer (December 1996 to present), North American Company for Life and Health Insurance; President and Director (1996 to present), Briggs ITD Corporation; Director (1996 to present), NACOLAH Holding Corporation; Director (1996 to present), North American Company for Life and Health of New York; Director (1996 to present), NACOLAH Life Insurance Company; Director (1996 to present), Institutional Founders Life Insurance Company; Chairman of the Board (1995-present), Midland Advisors Company; President and Director (1992 to present), CH Holdings, Inc.; Director, (1992 to present), Sammons Enterprises Inc.; Chairman of the Board and Chief Executive Officer (October 1992 to January 1997), Investors Life Insurance Company of Nebraska; President and Chief Operating Officer (1990 to October 1992), Franklin Life Insurance Company

Michael M. Masterson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Chief Executive Officer and President
    Chief Executive Officer and President (March 1997 to present) President and Chief Operating Officer (March 1996 to February 1997), Executive Vice President-Marketing (March 1995 to February 1996), Midland National Life Insurance Company; President and Chief Operating Officer (March 1996 to December 1996), Executive Vice President-Marketing (March 1995 to February
1996), Investors Life Insurance Company of Nebraska; Vice President - Individual Sales (prior thereto), Northwestern National Life

William D. Sims
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Senior Vice President-Administration
    Senior Vice President-Administration (since 1986), Midland National Life Insurance Company; Senior Vice President-Administration (1986 to 1996), Investors Life Insurance Company of Nebraska

Russell A. Evenson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Senior Vice President and Chief Actuary
    Senior Vice President and Chief Actuary (March 1996 to present), Senior Vice President and Actuary (prior thereto), Midland National Life Insurance Company; Senior Vice President and Chief Actuary (March 1996 to December
1996), Senior Vice President and Actuary (prior thereto), Investors Life Insurance Company of Nebraska; Vice President and Chief Actuary (1990 to
1993), Professional Insurance Corporation

John J. Craig, II
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Senior Vice President and Chief Financial Officer
    Senior Vice President and Chief Financial Officer (October 1993 to present), Midland National Life Insurance Company; Treasurer (January 1996 to present), Briggs ITD Corp.; Treasurer (March 1996 to present), Sammons Financial Holdings, Inc.; Treasurer (November 1993 to present), CH Holdings; Treasurer (November 1993 to present), Consolidated Investment Services, Inc.; Treasurer (November 1993 to present), Richmond Holding Company, L.L.C.; Senior Vice President and Chief Financial Officer (October 1993 to December 1996), Investors Life Insurance Company of Nebraska; Partner (prior thereto), Ernst and Young

Steven C. Palmitier
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Senior Vice President and Chief Marketing Officer
    Senior Vice President and Chief Marketing Officer (March 1997 to present), Senior Vice President-Sales (August 1996 to February 1997), Midland National Life Insurance Company; Senior Vice President-Sales (prior thereto), Penn Mutual Life Insurance

Robert W. Korba
Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201
Board of Directors Member
    President and Director (since 1988), Sammons Enterprises, Inc.

James N. Whitson
Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201
Board of Directors Member
    Executive Vice President (since 1989), Sammons Enterprises, Inc.

Executive Officers (other than Directors)
Name and
Business Address

Principal Occupation

Principal Occupation During Past Five Years

E John Fromelt
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Chief Investment Officer
    Chief Investment Officer (since 1990), Midland National Life Insurance Company; President (since August 1995), Midland Advisors Company; Chief Investment Officer (1996 to present), North American Company for Life and Health; Chief Investment Officer (1990-1996), Investors Life Insurance Company of Nebraska

Jack L. Briggs
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Vice President, Secretary, and General Counsel
    Vice President, Secretary and General Counsel (since 1978), Midland National Life Insurance Company; Vice President, Secretary, and General Counsel (1978 to 1996), Investors Life Insurance Company of Nebraska

Gary W. Helder
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Vice President- Policy Administration
    Vice President-Policy Administration (since 1991), Midland National Life Insurance Company; Vice President-Policy Administration (1991-1996), Investors Life Insurance Company of Nebraska

Robert W. Buchanan
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193
Vice President- Marketing Services
    Vice President-Marketing Services (March 1996 to present), Second Vice President-Sales Development (prior thereto), Midland National Life Insurance Company; Second Vice President-Sales Development (1983 to 1996), Investors Life Insurance Company of Nebraska




Appendix

Illustrations of Contract Funds, Cash Surrender Values and Death Benefits

Following are a series of tables that illustrate how the contract funds, cash surrender values, and death benefits of a contract change with the investment performance of the Funds. The tables show how the contract funds, cash surrender values, and death benefits of a contract issued to an insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio of the Funds were a constant gross, after tax annual rate of 0%, 6%, or 12%. The tables on pages 32 through 34 illustrate a contract issued to a male, age 25, under a standard rate preferred non-smoker underwriting risk classification. The tables on pages 35 through 37 illustrate a contract issued to a male, age 40, under a standard rate preferred non-smoker underwriting risk classification. The contract funds, cash surrender values, and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual contract years.

The amount of the contract fund exceeds the cash surrender value during the first twelve contract years due to the surrender charge. For contract years thirteen and after, the contract fund and cash surrender value are equal, since the surrender charge has reduced to zero.

The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the contract funds and the fourth and seventh columns illustrate the cash surrender values of the contract over the designated period. The contract funds shown in the third column and the cash values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates. The contract funds shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly charge for cost of insurance is based upon the cost of insurance rates that we guarantee. The maximum cost of insurance rates allowable under the contract are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a contract over the designated period. The illustrations of death benefits reflect the same assumptions as the contract fund and cash surrender values. The death benefit values also vary between tables, depending upon whether Option 1 or Option 2 death benefits are illustrated.

The amounts shown for the death benefit, contract funds, and cash surrender values reflect the fact that the net investment return of the divisions of our Separate Account is lower than the gross, after-tax return on the assets in the Funds, as a result of expenses paid by the Funds and charges levied against the divisions of our Separate Account. The illustrations also reflect the 2.5% sales charge deduction from each premium, the 2.5% premium tax deduction from each premium and the $6.00 per month expense charge (for the first fifteen years on a current basis) as well as current and guaranteed cost of insurance charges.

The contract values shown assume daily investment advisory fees and operating
expenses equivalent to an annual rate of     .79%     of the aggregate
average daily net assets of the Portfolios of the Funds (the average rate of the Portfolios for the period ending December 31, 1996). The actual fees and
expenses associated with the contract may be more or less than     .79%
and will depend on how allocations are made to each investment division. The contract values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks and administrative charges which is equivalent to a charge at an annual rate of
 .90% (.50% after year 10 on a current basis) of the average net assets of the divisions of Separate Account A. After deductions of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to
approximate net annual rates of     -1.69%, 4.31% , and 10.31%     ,
respectively (    -1.29%, 4.71%, 10.71%      after year 10 on a current
basis).

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the contract funds, cash surrender values, and death benefits illustrated.

The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25    ANNUAL RATE OF RETURN: 0%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $1500
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)
  1    1,575     1,164       191    200,000    1,024        50     200,000
  2    3,229     2,286     1,215    200,000    2,057       986     200,000
  3    4,965     3,390     2,222    200,000    3,075     1,907     200,000
  4    6,788     4,477     3,211    200,000    4,079     2,813     200,000
  5    8,703     5,546     4,182    200,000    5,069     3,706     200,000

  6   10,713     6,598     5,137    200,000    6,045     4,584     200,000
  7   12,824     7,633     6,075    200,000    7,007     5,448     200,000
  8   15,040     8,652     7,272    200,000    7,932     6,552     200,000
  9   17,367     9,655     8,486    200,000    8,845     7,676     200,000
 10   19,810    10,641     9,716    200,000    9,721     8,796     200,000

 11   22,376    11,660    11,010    200,000   10,586     9,937     200,000
 12   25,069    12,666    12,325    200,000   11,416    11,075     200,000
 13   27,898    13,638    13,638    200,000   12,213    12,213     200,000
 14   30,868    14,599    14,599    200,000   12,976    12,976     200,000
 15   33,986    15,526    15,526    200,000   13,707    13,707     200,000

 16   37,261    16,492    16,492    200,000   14,384    14,384     200,000
 17   40,699    17,425    17,425    200,000   15,029    15,029     200,000
 18   44,309    18,326    18,326    200,000   15,623    15,623     200,000
 19   48,099    19,195    19,195    200,000   16,165    16,165     200,000
 20   52,079    20,033    20,033    200,000   16,657    16,657     200,000

 21   56,258    20,819    20,819    200,000   17,099    17,099     200,000
 22   60,646    21,575    21,575    200,000   17,493    17,493     200,000
 23   65,253    22,302    22,302    200,000   17,817    17,817     200,000
 24   70,091    23,000    23,000    200,000   18,094    18,094     200,000
 25   75,170    23,649    23,649    200,000   18,303    18,303     200,000

 30  104,641    26,077    26,077    200,000   17,930    17,930     200,000

 35  142,254    27,220    27,220    200,000   14,115    14,115     200,000

 40  190,260    26,655    26,655    200,000    4,307     4,307     200,000


1. ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25    ANNUAL RATE OF RETURN: 6%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $1500
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)

 1    1,575     1,242       269    200,000    1,097       124     200,000
 2    3,229     2,514     1,443    200,000    2,269     1,198     200,000
 3    4,965     3,843     2,674    200,000    3,495     2,326     200,000
 4    6,788     5,230     3,964    200,000    4,777     3,511     200,000
 5    8,703     6,678     5,315    200,000    6,118     4,754     200,000

 6   10,713     8,190     6,729    200,000    7,520     6,059     200,000
 7   12,824     9,769     8,211    200,000    8,987     7,428     200,000
 8   15,040    11,418    10,038    200,000   10,498     9,118     200,000
 9   17,367    13,139    11,970    200,000   12,078    10,909     200,000
10   19,810    14,936    14,010    200,000   13,708    12,783     200,000

11   22,376    16,877    16,227    200,000   15,413    14,764     200,000
12   25,069    18,912    18,571    200,000   17,175    16,834     200,000
13   27,898    21,022    21,022    200,000   18,996    18,996     200,000
14   30,868    23,234    23,234    200,000   20,879    20,879     200,000
15   33,986    25,531    25,531    200,000   22,828    22,828     200,000

16   37,261    27,993    27,993    200,000   24,825    24,825     200,000
17   40,699    30,552    30,552    200,000   26,894    26,894     200,000
18   44,309    33,215    33,215    200,000   29,019    29,019     200,000
19   48,099    35,988    35,988    200,000   31,202    31,202     200,000
20   52,079    38,876    38,876    200,000   33,448    33,448     200,000

21   56,258    41,867    41,867    200,000   35,760    35,760     200,000
22   60,646    44,986    44,986    200,000   38,144    38,144     200,000
23   65,253    48,239    48,239    200,000   40,584    40,584     200,000
24   70,091    51,636    51,636    200,000   43,104    43,104     200,000
25   75,170    55,165    55,165    200,000   45,690    45,690     200,000

30  104,641    75,026    75,026    200,000   59,426    59,426     200,000

35  142,254    99,568    99,568    200,000   74,153    74,153     200,000

40  190,260   130,287   130,287    200,000   89,068    89,068     200,000


1. ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25    ANNUAL RATE OF RETURN: 12%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $1500
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)

 1    1,575     1,320       346    200,000    1,171       197     200,000
 2    3,229     2,752     1,681    200,000    2,490     1,419     200,000
 3    4,965     4,334     3,165    200,000    3,950     2,782     200,000
 4    6,788     6,080     4,814    200,000    5,564     4,298     200,000
 5    8,703     8,008     6,644    200,000    7,350     5,986     200,000

 6   10,713    10,137     8,676    200,000    9,325     7,864     200,000
 7   12,824    12,487    10,929    200,000   11,509     9,950     200,000
 8   15,040    15,083    13,703    200,000   13,901    12,521     200,000
 9   17,367    17,949    16,780    200,000   16,546    15,377     200,000
10   19,810    21,113    20,187    200,000   19,450    18,524     200,000

11   22,376    24,696    24,047    200,000   22,662    22,012     200,000
12   25,069    28,668    28,327    200,000   26,193    25,852     200,000
13   27,898    33,047    33,047    200,000   30,078    30,078     200,000
14   30,868    37,900    37,900    200,000   34,356    34,356     200,000
15   33,986    43,259    43,259    200,000   39,069    39,069     200,000

16   37,261    49,256    49,256    200,000   44,246    44,246     200,000
17   40,699    55,885    55,885    200,000   49,957    49,957     200,000
18   44,309    63,217    63,217    200,000   56,244    56,244     200,000
19   48,099    71,330    71,330    200,000   63,170    63,170     200,000
20   52,079    80,312    80,312    200,000   70,809    70,809     200,000

21   56,258    90,244    90,244    200,000   79,241    79,241     200,000
22   60,646   101,249   101,249    211,610   88,557    88,557     200,000
23   65,253   113,447   113,447    230,297   98,843    98,843     200,651
24   70,091   126,972   126,972    250,136  110,225   110,225     217,144
25   75,170   141,966   141,966    271,154  122,818   122,818     234,583

30  104,641   245,624   245,624    385,630  209,503   209,503     328,919

35  142,254   422,131   422,131    565,655  358,338   358,338     480,173

40  190,260   727,511   727,511    887,563  627,333   627,333     765,347


1. ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40    ANNUAL RATE OF RETURN: 0%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $3000
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)

 1    3,150     2,472     1,115    200,000    2,264       907     200,000
 2    6,458     4,883     3,331    200,000    4,475     2,923     200,000
 3    9,930     7,233     5,486    200,000    6,612     4,864     200,000
 4   13,577     9,525     7,583    200,000    8,675     6,732     200,000
 5   17,406    11,760     9,622    200,000   10,667     8,529     200,000

 6   21,426    13,916    11,584    200,000   12,590    10,257     200,000
 7   25,647    16,018    13,491    200,000   14,445    11,917     200,000
 8   30,080    18,068    15,799    200,000   16,213    13,944     200,000
 9   34,734    20,066    18,122    200,000   17,916    15,972     200,000
10   39,620    21,993    20,437    200,000   19,537    17,981     200,000

11   44,751    23,949    22,847    200,000   21,054    19,952     200,000
12   50,139    25,844    25,260    200,000   22,471    21,888     200,000
13   55,796    27,659    27,659    200,000   23,791    23,791     200,000
14   61,736    29,396    29,396    200,000   24,973    24,973     200,000
15   67,972    31,076    31,076    200,000   26,041    26,041     200,000

16   74,521    32,774    32,774    200,000   26,957    26,957     200,000
17   81,397    34,418    34,418    200,000   27,723    27,723     200,000
18   88,617    36,008    36,008    200,000   28,341    28,341     200,000
19   96,198    37,528    37,528    200,000   28,773    28,773     200,000
20  104,158    38,979    38,979    200,000   29,020    29,020     200,000

21  112,516    40,362    40,362    200,000   29,064    29,064     200,000
22  121,291    41,679    41,679    200,000   28,864    28,864     200,000
23  130,506    42,912    42,912    200,000   28,380    28,380     200,000
24  140,181    44,045    44,045    200,000   27,589    27,589     200,000
25  150,340    45,061    45,061    200,000   26,446    26,446     200,000

30  209,282    47,891    47,891    200,000   13,932    13,932     200,000

35  284,509    45,315    45,315    200,000        0         0           0

40  380,519    35,313    35,313    200,000        0         0           0


1. ASSUMES A $3000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40    ANNUAL RATE OF RETURN: 6%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $3000
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)


 1    3,150     2,633     1,275    200,000    2,418     1,060     200,000
 2    6,458     5,359     3,806    200,000    4,925     3,373     200,000
 3    9,930     8,183     6,435    200,000    7,503     5,756     200,000
 4   13,577    11,110     9,167    200,000   10,156     8,214     200,000
 5   17,406    14,145    12,008    200,000   12,889    10,752     200,000

 6   21,426    17,272    14,940    200,000   15,708    13,376     200,000
 7   25,647    20,519    17,991    200,000   18,617    16,090     200,000
 8   30,080    23,891    21,622    200,000   21,601    19,332     200,000
 9   34,734    27,395    25,450    200,000   24,687    22,742     200,000
10   39,620    31,017    29,461    200,000   27,860    26,304     200,000

11   44,751    34,899    33,797    200,000   31,106    30,004     200,000
12   50,139    38,936    38,352    200,000   34,433    33,849     200,000
13   55,796    43,118    43,118    200,000   37,846    37,846     200,000
14   61,736    47,455    47,455    200,000   41,316    41,316     200,000
15   67,972    51,978    51,978    200,000   44,868    44,868     200,000

16   74,521    56,771    56,771    200,000   48,475    48,475     200,000
17   81,397    61,777    61,777    200,000   52,145    52,145     200,000
18   88,617    67,010    67,010    200,000   55,888    55,888     200,000
19   96,198    72,468    72,468    200,000   59,681    59,681     200,000
20  104,158    78,167    78,167    200,000   63,533    63,533     200,000

21  112,516    84,124    84,124    200,000   67,441    67,441     200,000
22  121,291    90,358    90,358    200,000   71,385    71,385     200,000
23  130,506    96,873    96,873    200,000   75,349    75,349     200,000
24  140,181   103,681   103,681    200,000   79,332    79,332     200,000
25  150,340   110,794   110,794    200,000   83,321    83,321     200,000

30  209,282   151,738   151,738    200,000  103,255   103,255     200,000

35  284,509   205,304   205,304    219,675  122,184   122,184     200,000

40  380,519   281,374   281,374    295,443  138,321   138,321     200,000


1. ASSUMES A $3000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

DEATH BENEFIT OPTION 1                    ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 40    ANNUAL RATE OF RETURN: 12%
$200,000 INITIAL SPECIFIED AMOUNT         ASSUMED ANNUAL PREMIUM(1): $3000
     PREMIUMS
     ACCUMULATED   ASSUMING CURRENT COSTS    ASSUMING GUARANTEED COSTS
END   AT 5%
OF   INTEREST  CONTRACT SURRENDER  DEATH    CONTRACT   SURRENDER   DEATH
YEAR PER YEAR   FUND(2)  VALUE(2) BENEFIT(2) FUND(2)    VALUE(2)  BENEFIT(2)

 1    3,150     2,793     1,436    200,000     2,572     1,214     200,000
 2    6,458     5,854     4,302    200,000     5,394     3,842     200,000
 3    9,930     9,211     7,464    200,000     8,470     6,723     200,000
 4   13,577    12,896    10,954    200,000    11,829     9,887     200,000
 5   17,406    16,945    14,807    200,000    15,503    13,366     200,000

 6   21,426    21,373    19,041    200,000    19,528    17,195     200,000
 7   25,647    26,246    23,719    200,000    23,943    21,416     200,000
 8   30,080    31,611    29,343    200,000    28,772    26,503     200,000
 9   34,734    37,523    35,578    200,000    34,084    32,139     200,000
10   39,620    44,019    42,463    200,000    39,915    38,359     200,000

11   44,751    51,352    50,250    200,000    46,306    45,203     200,000
12   50,139    59,458    58,874    200,000    53,324    52,740     200,000
13   55,796    68,408    68,408    200,000    61,047    61,047     200,000
14   61,736    78,304    78,304    200,000    69,527    69,527     200,000
15   67,972    89,272    89,272    200,000    78,878    78,878     200,000

16   74,521   101,515   101,515    200,000    89,179    89,179     200,000
17   81,397   115,104   115,104    200,000   100,557   100,557     200,000
18   88,617   130,198   130,198    200,000   113,156   113,156     200,000
19   96,198   146,966   146,966    202,813   127,120   127,120     200,000
20  104,158   165,609   165,609    221,916   142,638   142,638     200,000

21  112,516   186,354   186,354    242,260   159,924   159,924     207,901
22  121,291   209,456   209,456    268,103   179,224   179,224     229,407
23  130,506   235,203   235,203    296,356   200,839   200,839     253,057
24  140,181   263,931   263,931    327,274   225,131   225,131     279,162
25  150,340   296,030   296,030    361,157   252,536   252,536     308,094

30  209,282   525,853   525,853    609,990   459,258   459,258     532,739

35  284,509   953,627   953,627  1,020,381   906,821   906,821     970,299

40  380,519 1,801,272 1,801,272  1,891,335 2,099,912 2,099,912   2,204,907



1. ASSUMES A $3000 PREMIUM IS PAID AT THE BEGINNING OF EACH CONTRACT YEAR. VALUES WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.

2. ASSUMES THAT NO CONTRACT LOANS OR WITHDRAWALS HAVE BEEN MADE. ZERO VALUES INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUND SERIES. THE CONTRACT FUND, SURRENDER VALUE AND DEATH BENEFIT FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE BY MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

Financial Statements
The financial statements of Midland National Life Insurance Company included in this prospectus should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing upon the investment performance of the assets held in the separate account.

MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


C O N T E N T S



                                                       								    Page(s)


Report of Independent Accountants                                     1

Statement of Assets and Liabilities                                  2-3

Statements of Operations and Changes in Net Assets                   4-7

Notes to Financial Statements                                        8-11






REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Midland National Life Insurance Company:

We have audited the accompanying statement of assets and liabilities of Midland National Life Separate Account A (comprising, respectively, the portfolios of the Variable Insurance Products Fund and the Variable Insurance Products Fund II) as of December 31, 1996, and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting the Midland National Life Separate Account A at December 31, 1996, and the results of their operations and changes in their net assets for each of the three years in the period ended December
31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
March 7, 1997

Midland National Life Separate Account A
Statement of Assets and Liabilities
December 31, 1996
                                                      															     Value
															                                                           Per
			    ASSETS                                                             Shares                Share
Investments at net asset value:
   Variable Insurance Products Fund:
	Money Market Portfolio (cost $1,674,309)                              1,674,309           $   1.00          $   1,674,309
	High Income Portfolio (cost $1,332,202)                                 113,636              12.52              1,422,717
	Equity-Income Portfolio (cost $5,417,458)                               292,627              21.03              6,153,940
	Growth Portfolio (cost $10,184,754)                                     376,073              31.14             11,710,900
	Overseas Portfolio (cost $2,319,530)                                    137,484              18.84              2,590,191

   Variable Insurance Products Fund II:
	Asset Manager Portfolio (cost $3,950,197)                               265,092              16.93              4,488,007
	Investment Grade Bond Portfolio (cost $724,539)                          61,986              12.24                758,706
	Index 500 Portfolio (cost $1,224,783)                                    15,054              89.13              1,341,779
	Contra Fund Portfolio (cost $1,729,872)                                      116,017              16.56              1,921,244
	Asset Manager Growth Portfolio (cost $453,233)                           35,752              13.10                468,357

	Total Investments (cost $29,010,877)                                                                           32,530,150


		       LIABILITIES
Accrued Liabilities to be paid from:
   Variable Insurance Products Fund:
	Money Market Portfolio                                            1,568
	High Income Portfolio                                             1,303
	Equity-Income Portfolio                                           5,711
	Growth Portfolio                                                 11,024
	Overseas Portfolio                                                2,376

   Variable Insurance Products Fund II:
	Asset Manager Portfolio                                           4,222
	Investment Grade Bond Portfolio                                     713
	Index 500 Portfolio                                               1,209
	Contra Fund Portfolio                                             1,719
	Asset Manager Growth Portfolio                                      426

	Total liabilities                                                30,271

	Net assets                                                 $ 32,499,879



The accompanying notes are an integral part of the financial statements.

2

Midland National Life Separate Account A
Statement of Assets and Liabilities, Continued
December 31, 1996


                                                         															                               Unit
                                                            													          Units               Value
Net assets represented by:
   Variable Insurance Products Fund:
	Money Market Portfolio                                                          111,850           $ 14.96    $  1,672,741
	High Income Portfolio                                                            58,284             24.39       1,421,414
	Equity-Income Portfolio                                                         202,936             30.30       6,148,229
	Growth Portfolio                                                                354,117             33.04      11,699,876
	Overseas Portfolio                                                              131,520             19.68       2,587,815

   Variable Insurance Products Fund II:
	Asset Manager Portfolio                                                         217,954             20.57       4,483,785
	Investment Grade Bond Portfolio                                                  50,612             14.98         757,993
	Index 500 Portfolio                                                              76,065             17.62       1,340,570
	Contra Fund Portfolio                                                           134,798             14.24       1,919,525
	Asset Manager Growth Portfolio                                                   34,332             13.63         467,931

	Net assets                                                                                                   $ 32,499,879







The accompanying notes are an integral part of the financial statements.



Midland National Life Separate Account A
Statements of Operations and Changes in Net Assets for the years ended December 31, 1996, 1995 and 1994

										       Variable Insurance Products Funds
										      __________________________________



											   Combined
   Investment Income:                                                           1996              1995                1994
   Dividend income                                                   $       353,783     $      235,744      $      117,497
   Capital gains distributions                                               907,775            115,007             308,161

   Expenses:                                                               1,261,558            350,751             425,658
   Administrative expense                                                     52,416             31,601              18,934
   Mortality and expense risk                                                237,175            142,636              85,682

   Net investment income                                                     971,967            176,514             321,042

Realized and unrealized gains (losses) on investments:
   Net realized gains (losses) on investments                              1,387,105            553,768             385,419
   Net unrealized appreciation (depreciation) on investments                 735,339          2,816,691            (906,457)

   Net realized and unrealized gains (losses) on
      investments                                                          2,122,444          3,370,459            (521,038)

   Net increase (decrease) in net assets resulting from
      operations                                                       $   3,094,411      $   3,546,973      $     (199,996)

   Net assets at beginning of year                                     $  19,649,521      $  11,518,208      $    7,561,601
   Net increase (decrease) in net assets resulting
       from operations                                                     3,094,411          3,546,973            (199,996)

Capital shares transactions:
   Net premiums                                                           14,348,315          7,502,546           5,794,814
   Transfers of policy loans                                               (633,495)          (394,995)           (188,643)
   Transfers of cost of insurance                                        (2,927,460)        (1,781,520)         (1,108,558)
   Transfers of surrenders                                                 (998,919)          (725,170)           (327,508)
   Transfers of death benefits                                              (13,892)            (2,316)             (6,258)
   Transfers of other terminations                                          (18,602)           (14,205)             (7,244)
   Interfund transfers                                                            -                  -                   -

   Net increase in net assets from capital share
       transactions                                                       9,755,947          4,584,340           4,156,603

Total increase in net assets                                             12,850,358          8,131,313           3,956,607

Net assets at end of year                                              $ 32,499,879       $ 19,649,521        $ 11,518,208

The accompanying notes are an integral part of the financial statements.


						    Variable Insurance Products Fund
				 _________________________________________________________________________
			Money Market Portfolio                                                         High Income Portfolio
		    _________________________________                                           __________________________________

        	1996                   1995                       1994                  1996                    1995             1994


  $      58,559            $   24,560              $        6,177     $      65,229            $   34,582          $   20,440
             -                     -                           -            12,762                  -                 10,360

     	   58,559                24,560                       6,177            77,991                34,582              30,800

     	    2,241                   875                         295             2,332                 1,308                 793
     	   10,139                 3,958                       1,330            10,553                 5,906               3,585

     	   46,179                19,727                       4,552            65,106                27,368              26,422


           		-                     -                           -            49,881                (5,589)              3,464
           		-                     -                           -            19,282                88,560             (41,360)

           		-                     -                           -            69,163                82,971             (37,896)


     $      46,179            $   19,727             $         4,552    $      134,269            $  110,339         $  (11,474)

     $     589,269            $  212,950             $        98,795    $      815,627            $  482,015         $   320,348

       	    46,179                19,727                       4,552           134,269               110,339             (11,474)


       	   857,355               413,585                     167,252           841,221               399,047             269,727
        	   (9,004)               (2,496)                     (2,100)           (41,674)              (15,746)            (12,790)
        	  (94,185)              (45,281)                    (19,380)          (159,359)              (95,111)            (56,424)
        	 (187,306)               (9,216)                    (36,169)           (54,152)              (63,603)            (23,675)
               		 -                     -                           -              -                     -                 (2,285)
        	     (224)                 -                           -                  (447)               (1,314)             (1,412)
        	   470,657                  -                           -             (114,071)                 -                   -

        	 1,037,293               356,592                     109,603            471,518               223,273             173,141

        	 1,083,472               376,319                     114,155            605,787               333,612             161,667

       $  1,672,741            $  589,269              $      212,950     $    1,421,414            $  815,627         $   482,015


Midland National Life Separate Account A
Statements of Operations and Changes in Net Assets, Continued
for the years ended December 31, 1996, 1995 and 1994
												Variable Insurance Products Funds
												 _______________________________
													  Equity-Income Portfolio
											       _________________________________


										                                                                             1996            1995              1994
Investment Income:
   Dividend income                                                             $        6,019  $       67,980    $      40,172
   Capital gains distributions                                                        172,545         105,457           64,643

                                                                       										      178,564         173,437          104,815
   Expenses:
      Administrative expense                                                            9,932           5,693            3,202
      Mortality and expense risk                                                       44,942          25,786           14,491

      Net investment income                                                           123,690         141,958           87,122

Realized and unrealized gains (losses) on investments:
   Net realized gains (losses) on investments                                         344,216         118,598          102,566
   Net unrealized appreciation (depreciation) on investments                          112,077         566,696         (109,514)

   Net realized and unrealized gains (losses) on
       investments                                                                    456,293         685,294           (6,948)

Net increase (decrease) in net assets resulting from
   operations                                                                  $      579,983  $      827,252    $      80,174

Net assets at beginning of year                                                $    3,721,811  $    1,952,718    $   1,262,900
Net increase (decrease) in net assets resulting
   from operations                                                                    579,983         827,252           80,174

Capital share transactions:
   Net premiums                                                                     2,820,841       1,361,317          855,025
   Transfers of policy loans                                                        (114,290)         (57,976)         (50,244)
   Transfers of cost of insurance                                                   (533,174)        (301,032)        (164,908)
   Transfers of surrenders                                                           (93,138)         (55,313)         (29,156)
   Transfers of death benefits                                                          (131)            (264)            (731)
   Transfers of other terminations                                                    (4,334)          (4,891)            (342)
   Interfund transfers                                                              (229,339)           -                -

   Net increase in net assets from capital share
      transactions                                                                  1,846,435         941,841          609,644

Total increase in net assets                                                        2,426,418       1,769,093          689,818

Net assets at end of year                                                      $    6,148,229  $    3,721,811    $   1,952,718



The accompanying notes are an integral part of the financial statements.

5




							Variable Insurance Products Funds
				     _______________________________________________________________________
			  Growth Portfolio                                                     Overseas Portfolio
		 _________________________________                                      _________________________________

      	   1996                     1995                  1994                   1996                  1995             1994

$        22,193            $      26,217         $      17,584          $      20,685         $        4,975   $       3,566
       	560,363                     -                  186,093                 22,754                  4,975            -

       	582,556                   26,217               203,677                 43,439                  9,950           3,566

       	 19,895                   12,891                 7,630                  4,298                  2,977           1,908
       	 90,025                   55,214                34,524                 19,450                 16,273           8,645

        472,636                  (41,888)              161,523                 19,691                 (9,300)         (6,987)

       	700,698                  377,876               175,775                 58,004                 55,223          65,573
	           469                1,483,959              (410,363)               155,462                 99,903         (75,975)
       	701,167                1,861,835              (234,588)               213,466                155,126         (10,402)


   $  1,173,803              $ 1,819,947         $     (73,065)            $    233,157           $    145,826   $    (17,389)

   $  7,817,338              $ 4,508,874         $   3,321,335             $  1,723,792           $  1,212,949   $    639,452
      1,173,803                1,819,947               (73,065)                 233,157                145,826        (17,389)
      4,390,266                2,541,252             1,925,091                1,053,155                779,465        769,361
       (252,514)                (187,011)              (67,353)                 (59,815)               (48,974)       (19,256)
     (1,059,362)                (671,659)             (441,618)                (263,297)              (211,845)      (130,943)
       (309,025)                (188,163)             (151,160)                 (73,670)              (152,057)       (24,571)
       	(10,342)                  (1,816)               (1,884)                     (83)                  -            (1,358)
       	 (6,455)                  (4,086)               (2,472)                  (1,405)                (1,572)        (2,347)
       	(43,833)                    -                     -                     (24,019)                  -                 -


      2,708,735                1,488,517             1,260,604                  630,866                365,017        590,886

      3,882,538                3,308,464             1,187,539                  864,023                510,843        573,497

   $ 11,699,876              $ 7,817,338         $   4,508,874             $  2,587,815           $  1,723,792   $  1,212,949



Midland National Life Separate Account A
Statements of Operations and Changes in Net Assets, Continued for the years ended December 31, 1996, 1995 and 1994


                                                                  											  Variable Insurance Products Funds
                                                                  											  _________________________________
                                                                       												Asset Manager Portfolio
                                                                    											  _________________________________
                                                                      										      1996               1995            1994
Investment Income:
   Dividend income                                                             $    133,666       $     56,666    $     29,558
   Capital gains distributions                                                      110,216               -             45,881
                                                                       										    243,882             56,666          75,439
   Expenses:
      Administrative expense                                                          8,072              6,261           4,092
      Mortality and expense risk                                                     36,522             28,250          18,516

      Net investment income                                                         199,288             22,155          52,831

Realized and unrealized gains (losses) on investments:
   Net realized gains (losses) on investments                                       122,556            (13,155)         37,621
   Net unrealized appreciation (depreciation) on investments                        176,177            477,422        (249,678)

   Net realized and unrealized gains (losses) on
       investments                                                                  298,733            464,267        (212,057)

Net increase (decrease) in net assets resulting from
   operations                                                                  $    498,021       $    486,422    $   (159,226)

Net assets at beginning of year                                                $  3,633,749       $  2,595,623    $  1,472,030
Net increase (decrease) in net assets resulting
    from operations                                                                 498,021            486,422        (159,226)

Capital share transactions:
   Net premiums                                                                   1,212,022          1,228,465       1,604,577
   Transfers of policy loans                                                        (67,771)           (77,688)        (29,012)
   Transfers of cost of insurance                                                  (401,099)          (359,734)       (250,836)
   Transfers of surrenders                                                         (222,263)          (236,821)        (41,239)
   Transfers of death benefits                                                       (2,280)              (236)           -
   Transfers of other terminations                                                   (5,303)            (2,282)           (671)
   Interfund transfers                                                             (161,291)              -               -

      Net increase in net assets from capital share
	  transactions                                                                    352,015            551,704       1,282,819

Total increase in net assets                                                        850,036          1,038,126       1,123,593

Net assets at end of year                                                       $ 4,483,785        $ 3,633,749     $ 2,595,623


The accompanying notes are an integral part of the financial statements.




							  Variable Insurance Products Funds II
						________________________________________________________________________
			      Investment Grade
        				Bond Portfolio                                               Index 500 Portfolio
		       _________________________________                                ________________________________

	         1996                      1995                1994                     1996                  1995                1994

     $    35,859               $    17,803         $      -                 $     4,429           $    1,202         $      -
      	    -                         -                  1,172                   11,389                  165                  12

       	  35,859                    17,803               1,172                   15,818                1,367                  12
	          1,469                     1,128                 959                    1,561                  297                  55
	          6,648                     5,140               4,339                    7,065                1,334                 252

       	  27,742                    11,535              (4,126)                   7,192                 (264)               (295)


       	   4,931                     7,242                 357                   64,340               10,309                  63
       	 (17,545)                   66,536             (20,080)                  83,067               33,470                 513


       	 (12,614)                   73,778             (19,723)                 147,407               43,779                 576


     $    15,128               $    85,313          $  (23,849)             $   154,599           $   43,515          $      281

     $   710,276               $   497,870          $  444,921              $   292,473           $   55,209          $    1,820

       	  15,128                    85,313             (23,849)                 154,599               43,515                 281


       	 241,760                   200,234             144,985                1,028,697              227,265              58,796
       	 (39,038)                   (3,183)             (7,862)                 (17,532)              (3,683)                (26)
         (80,239)                  (50,491)            (38,932)                (141,911)             (29,243)             (5,517)
         (31,289)                  (19,407)            (21,393)                 (11,092)                (590)               (145)
       	  (1,056)                     -                   -                           -                    -                   -
       	    (540)                      (60)                (87)                       -                    -                   -
       	 (57,009)                     -                   -                      35,423                 -                   -

       	  32,589                   127,093              76,798                  893,498              193,749              53,108
       	  47,717                   212,406              52,949                1,048,097              237,264              53,389

     $   757,993               $   710,276          $  497,870              $ 1,340,570           $  292,473          $   55,209



                                                               						         					  Variable Insurance Products Fund II
                                                                       											 ___________________________________

                                                           									   Contra Fund                       Asset Manager
                                                           									   Portfolio                         Growth Portfolio
                                                        								      _________________                      ________________

                                                       								1996                 1995                 1996            1995
Investment Income:
      Dividend income                                      $       -             $     1,269      $       7,144     $       490
      Capital gains distributions                              3,899                   2,538             13,847           1,872

                                                 							       3,899                   3,807             20,991           2,362
       Expenses:
	  Administrative expense                                      2,164                     152                452              19
  Mortality and expense risk                                   2,790                     688              2,041              87

 	  Net investment income                                    (8,055)                  2,967             18,498           2,256

Realized and unrealized gains (losses) on investments:
       Net realized gains (losses) on investments             36,440                   3,233              6,039              31
       Net unrealized appreciation (depreciation)
 on investments                                              190,170                   1,202             16,180          (1,057)

       Net realized and unrealized gains (losses)
	  on investments                                             226,610                   4,435             22,219          (1,026)

Net increase (decrease) in net assets
       resulting from operations                         $    218,555          $        7,402         $   40,717      $    1,230

Net assets at beginning of year                          $    291,610          $         -            $   53,576      $     -
Net increase (decrease) in net assets
    resulting from operations                                 218,555                   7,402             40,717           1,230

Capital share transactions:
      Net premiums                                          1,487,812                 296,190            415,186          55,726
      Transfer of policy loans                                (19,479)                  1,762            (12,378)           -
      Transfer of cost insurance                             (154,413)                (13,744)           (40,421)         (3,380)
      Transfers of surrenders                                 (16,096)                   -                  (888)           -
      Transfers of death benefits                                  -                    -                  -               -
      Transfers of other terminations                            193                    -                  -               -
      Interfund transfers                                    111,343                    -                12,139            -

	Net increase in net assets from capital
	   share transactions                                      1,409,360                 284,208            373,638          52,346

Total increase in net assets                                1,627,915                 291,610            414,355          53,576

Net assets at end of year                                $  1,919,525               $ 291,610          $ 467,931      $   53,576

7


Midland National Life Separate Account A
Notes to Financial Statements

1.  Organization and Significant Accounting Policies:

Midland National Life Separate Account A ("Separate Account"), a unit investment trust, was established as a segregated investment account of Midland National Life Insurance Company ("the
Company") in accordance with the provisions of the South Dakota Insurance laws. The assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of the Company. The Separate Account is used to fund variable universal life insurance policies of the Company.

The Separate Account invests solely in specified portfolios of Variable Insurance Products Fund and Variable Insurance Products
Fund II ("the Funds"), diversified open-end management companies registered under the Investment Company Act of 1940, as directed by participants. The Contra Fund and Asset Manager Growth portfolios were introduced in 1995. All other portfolios have been in existence for more than three years. Investments in shares of the Funds are valued at the net asset values of the respective portfolios of the Funds corresponding to the investment portfolios of the Separate Account. Fair value of investments is also the net asset value. Walnut Street Securities serves as the underwriter of the Separate Account. Investment transactions are recorded on the trade date. Dividends are automatically reinvested in shares of the Funds. The first-in, first-out (FIFO) method is used to determine realized gains and losses on investments.

The operations of the Separate Account are included in the federal income tax return of the Company. Under the provisions of the policies, the Company has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the Company pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, the Company retains the right to charge for any federal income tax incurred which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

2.  Expense Charges:

	    The Company is compensated for certain expenses as described below. The rates for each applicable charge is described in the Separate Account's prospectus.

       - A contract administration fee is charged to cover the Company's recordkeeping and other administrative expenses incurred to operate the Separate Account.

       - A mortality and expense risk fee is charged in return for the Company's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

       - The Company assumes the responsibility for providing the insurance benefits included in the policy. The cost of insurance is determined each month based upon the applicable insurance rate and the current death benefit. The cost of insurance can vary from month to month since the determination of both the insurance rate and the current death benefit depends upon a number of variables as described in the Separate Account's prospectus.

       - A transfer charge is imposed on each transfer between portfolios of the Separate Account in excess of a stipulated number of transfers in any one contract year.

       - A surrender charge may be imposed in the event of a current surrender or lapse within a stipulated number of years.

      3.  Purchase and Sales of Investment Securities:

The aggregate cost of purchases and proceeds from sales of investments for the years ended December 31, 1996, 1995 and 1994 were as follows:


                                         						  1996                          1995                          1994
Portfolio                              Purchases         Sales       Purchases         Sales        Purchases       Sales

Variable Insurance Products Fund:
   Money Market                     $   2,034,275   $    949,787   $   665,299    $    291,399   $    224,174   $   107,230
   High Income                          1,130,421        593,263       506,889         259,469        362,641       167,346
   Equity-Income                        3,626,635      1,654,290     1,711,755         639,107      1,204,121       503,129
   Growth                               5,850,056      2,665,240     3,050,540       1,621,442      2,583,941     1,149,477
   Overseas                             1,305,663        654,357       951,209         604,563        904,713       312,145

Variable Insurance Products Fund II:
   Asset Manager                        1,858,024      1,305,947     1,549,225         985,616      1,973,950       641,450
   Investment Grade Bond                  340,129        279,745       294,633         156,524        161,148        89,028
   Index 500                            1,327,248        425,671       249,692          56,745         81,852        28,931
   Contra Fund                          1,876,198        473,421       334,133          46,711           -             -
   Asset Manager Growth                   522,652        130,138        61,622           6,973           -             -

                            				    $  19,871,301   $  9,131,859   $ 9,374,997    $  4,668,549   $  7,496,540   $ 2,998,736





Midland National Life Separate Account A
Notes to Financial Statements, Continued


4.  Summary of Changes from Unit Transactions:

Transactions in units for the years ended December 31, 1996, 1995 and 1994 were as follows:


                                        						  1996                          1995                           1994
Portfolio                               Purchases      Sales          Purchases       Sales          Purchases      Sales

Variable Insurance Products Fund:
   Money market                          132,191       61,393          45,654        20,129            15,450        7,349
   High income                            45,898       25,239          23,134        12,089            17,173        7,792
   Equity-income                         122,028       57,300          65,454        24,740            52,737       21,940
   Growth                                167,406       80,887         113,881        56,756           103,156       43,669
   Overseas                               67,962       33,856          56,643        34,460            51,909       16,362

Variable Insurance Products Fund II:
   Asset manager                          84,315       66,066          89,048        55,423           110,282       31,315
   Investment grade bond                  20,996       18,784          19,845        10,894            12,293        6,329
   Index 500                              81,534       25,464          18,815         3,958             5,991        1,023
   Contra Fund                           145,795       35,584          28,468         3,881              -            -
   Asset manager growth                   39,936       10,263           5,265           606              -            -

5.  Net Assets:

Net assets at December 31, 1996, consisted of the following:



                                                          													    Accumulated
                                                         												      Net                Net
                                                              												 Investment         Unrealized
                                         									       Capital           Income and         Appreciation
                                               										Share             Net Realized       of
Portfolio                                                Transactions      Gains              Investments            Total
Variable Insurance Products  Fund:
   Money Market                                          $  1,589,827        $    82,914        $      -             1,672,741
   High Income                                              1,114,548            216,352             90,514          1,421,414
   Equity-Income                                            4,324,460           ,087,288            736,481          6,148,229
   Growth                                                   7,976,175          2,197,554          1,526,147         11,699,876
   Overseas                                                 2,122,503            194,651            270,661          2,587,815

Variable Insurance Products Fund II:
   Asset Manager                                            3,461,207             84,769            537,809          4,483,785
   Investment Grade Bond                                      647,697             76,129             34,167            757,993
   Index 500                                                1,142,151             81,422            116,997          1,340,570
   Contra Fund                                              1,693,568             34,585            191,372          1,919,525
   Asset Manager Growth                                       425,984             26,824             15,123            467,931

                                                 							 $ 24,498,120        $ 4,482,488        $ 3,519,271       $ 32,499,879


1


6.  Subsequent Events:

In 1996, the Company filed with the Securities & Exchange
Commission an application for an order of exemption pursuant to
Section 17(b) of the Investment Company Act of 1940 from Section
17(a) of the Act which will permit the transfer of the entire amount of assets and the assumption of the entire amount of liabilities of the Investors Life Separate Account B into the Separate Account A.
Separate Account B issues certain variable universal life insurance contracts that were sponsored by Investors Life Insurance Company of Nebraska ("Investors Life"), a wholly-owned insurance subsidiary of the Company. These variable universal life insurance contracts are nearly identical in all material respects to the variable universal life insurance contracts issued by Separate Account A. This transaction was the result of certain business decisions whereby Investors Life will be reorganized with and merged into the Company, with the Company remaining as the surviving corporation. The
Company will assume ownership of all assets of Investors Life, including all assets held in Separate Account B. This reorganization was structured so that there would be no change in the rights and benefits of persons having an interest in the variable life insurance contracts issued by either of the separate accounts and no change in the net asset values held by the participants of either of the Separate Accounts. This transaction occurred effective January 2, 1997.

Midand National Life Insurance Company

Consolidated Financial Statements
For the Years Ended December 31, 1996, 1995, and 1994

                                            C o n t e n t s

                                                                Page(s)

Report of Independent Accountants...............................      1

Consolidated Balance Sheets....................................       2

Consolidated Statements of Income...............................      3

Consolidated Statements of Stockholders' Equity...................    4

Consolidated Statements of Cash Flows...........................    5-6

Notes to Consolidated Financial Statements.......................  7-20







REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Midland National Life Insurance Company:

          We have audited the accompanying consolidated balance sheets of Midland National Life Insurance
Company, a majority-owned subsidiary of Sammons
Enterprises, Inc., as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midland National Life

Insurance Company as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended
December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.





Minneapolis, Minnesota
March 7, 1997

MIDLAND NATIONAL LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS
as of DECEMBER 31, 1996 and 1995
(Amounts in thousands, except share and per share amounts)

     ASSETS

                                                        1996           1995
Investments:

     Fixed maturities...............................$ 1,840,902      $ 1,689,811

     Equity securities..............................    215,964          221,712

     Policy loans..................................     154,090          142,795

     Short-term investments........................     242,857          224,109

     Other invested assets...................... ..      18,495            6,271

     Total investments.............................   2,472,308        2,284,698



Cash .............................................        3,578            9,299

Accrued investment income.........................       32,613           34,493

Deferred policy acquisition costs....................   427,218          410,051

Present value of future profits of acquired business...  21,308           26,414

Other receivables and other assets.....................  23,922           35,476

Separate account assets................................. 81,516           44,273


Total assets....................................... $ 3,062,463      $ 2,844,704





                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

     Policyholder account balances................. $ 1,789,732    $ 1,707,898

     Policy benefit reserves........................    404,806        379,787

     Policy claims and benefits payable.............     31,512         30,347

     Federal income taxes............................    39,315         31,019

     Other liabilities...............................    90,267         73,903

     Separate account liabilities....................    81,516         44,273


Total liabilities...................................  2,437,148      2,267,227


Commitments and contingencies.......................... Stockholders' equity:

       Common stock $1 par value, 2,549,439 shares
       authorized, issued and outstanding................    2,549       2,549

       Additional paid-in capital........................   33,707      33,707

       Net unrealized appreciation of investment securities.18,825      31,027

       Retained earnings................................   570,234     510,194

       Total stockholders' equity.......................   625,315     577,477

Total liabilities and stockholders' equity.............$ 3,062,463 $ 2,844,704


MIDLAND NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
for the YEARS ENDED DECEMBER 31, 1996, 1995, and 1994
(Amounts in thousands)

                                                                    1996                1995               1994
Revenues:
      Premiums.................................................$ 101,423           $ 100,858          $ 101,296

      Interest sensitive life and investment product charges...  150,839             139,611            113,334

      Net investment income....................................  173,583             167,020            150,318

      Net realized investment gains (losses)...................    6,839               1,762            (17,764)

      Net unrealized gains (losses) on trading securities......    6,200               7,057            (13,277)

      Other income.............................................    4,362               5,754              4,545

      Total revenues...........................................  443,246             422,062            338,452


Benefits and expenses:

      Benefits incurred........................................  151,208            139,056             144,178

      Interest credited to policyholder account balances.......  103,618            102,339              86,395

      Total benefits...........................................  254,826            241,395             230,573

      Operating expenses.......................................   43,243             43,726              34,249

      Amortization of deferred policy acquisition costs and
      present value of future profits of acquired business.....   53,316             51,576              39,820

      Total benefits and expenses..............................  351,385            336,697             304,642

      Income before income taxes...............................   91,861             85,365              33,810

      Income taxes.............................................   31,821             28,703               9,837

Net income................................................... $   60,040         $   56,662          $   23,973


MIDLAND NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the YEARS ENDED DECEMBER 31, 1996, 1995, and 1994
(Amounts in thousands)

                                                                    Net Unrealized
                                                                    Appreciation
                                                       Additional  (Depreciation)
                                            Common      Paid-In     of Investment  Retained
                                            Stock       Capital     Securities     Earnings      Total
Balance at January 1, 1994................$ 2,549      $ 33,707    $     3,785    $ 452,734  $ 492,775

Adjustment to beginning balance for
change in accounting principle............      -             -         33,616            -     33,616

Net income................................      -             -              -       23,973     23,973

Dividends paid on common stock............      -             -              -      (12,850)   (12,850)

Net depreciation of available
for sale investments......................      -             -        (47,404)           -    (47,404)

Balance at December 31, 1994..............  2,549        33,707        (10,003)     463,857    490,110

Net income................................      -             -              -       56,662     56,662

Dividends paid on common stock.............     -             -              -      (10,325)   (10,325)

Net appreciation of available
for sale investments.......................     -             -         41,030            -     41,030

Balance at December 31, 1995............... 2,549        33,707         31,027      510,194    577,477

Net income.................................     -             -              -       60,040     60,040

Net depreciation of available
for sale investments.......................     -             -        (12,202)           -    (12,202)

Balance at December 31, 1996............. $ 2,549      $ 33,707      $  18,825    $ 570,234  $ 625,315


The accompanying notes are an integral part of the financial statements.


MIDLAND NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the YEARS ENDED DECEMBER 31, 1996, 1995, and 1994
(Amounts in thousands)



                                                                             1996               1995              1994
Cash flows from operating activities:

    Net income     ............................................      $     60,040       $     56,662      $     23,973

    Adjustments to reconcile net income to net cash provided by operating activities:

    Amortization of deferred policy acquisition costs and
        present value of future profits of acquired
        business...............................................            53,316              51,576           39,820

     Net amortization of premiums and discounts on
         investments...........................................             5,532               4,828            3,577

     Policy acquisition costs deferred ........................           (65,285)            (63,717)         (61,045)

     Net realized investment (gains) losses....................            (6,839)             (1,762)          17,764

     Net unrealized (gains) losses on trading securities.......            (6,200)             (7,057)          13,277

     Net proceeds from (cost of) trading securities............             5,788             (23,305)          47,585

     Deferred income taxes.....................................            12,177              (5,721)          (6,953)

     Net interest credited and product charges on
        universal life and investment policies.................           (47,221)            (37,272)         (26,939)

Changes in other assets and liabilities:

     Net receivables and payables..............................            32,863              12,346            8,172

     Policy benefits...........................................            26,185              23,500           21,659

     Other     ................................................              (277)                539              (19)

     Net cash provided by operating activities...................          70,079              10,617           80,871

Cash flows from investing activities:

     Proceeds from investments sold, matured, or repaid:

     Fixed maturities     .......................................       1,422,426             911,883          736,651

     Equity securities...........................................         129,827              51,567           12,171

     Other invested assets.......................................           2,055                 421            1,486

     Cost of investments acquired:

     Fixed maturities............................................      (1,569,779)           (994,486)      (1,071,431)

     Equity securities...........................................        (145,096)            (41,968)         (26,229)

     Other invested assets.......................................         (14,245)             (2,283)               -

     Net change in policy loans..................................         (11,295)             (9,883)         (10,425)

     Net change in short-term investments........................         (18,748)            (24,963)          90,704

     Net change in security lending..............................               -             (33,239)          33,239

     Payment for purchase of insurance business, net of
        cash acquired.............................................              -                (440)          32,215

     Net cash used in investing activities........................       (204,855)           (143,391)        (201,619)


The accompanying notes are an integral part of the financial statements.


MIDLAND NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED) for the YEARS ENDED DECEMBER 31, 1996, 1995, and 1994
(Amounts in thousands)


                                                                                     1996             1995            1994
Cash flows from operating activities:

  Receipts from universal life and investment products.............           $   285,569      $   272,511     $   237,792

  Benefits paid on universal life and investment products..........              (156,514)        (129,024)        (98,775)

  Dividends paid to common stockholders..............................                   -          (10,325)        (12,850)

  Net cash provided by financing activities..............................         129,055          133,162         126,167

  (Decrease) increase  in cash..............................................       (5,721)             388           5,419

  Cash at beginning of year...................................................      9,299            8,911           3,492

  Cash  at end of year........................................................$     3,578     $      9,299    $      8,911

Supplemental disclosures of cash information:

  Cash paid during the year for:

     Interest.................................................................$       166     $        188    $        210

     Income taxes, paid to parent..........................................        16,772           25,376          23,573

Noncash operating, investing and financing activity:

     Policy loans and receivables from state guaranty
     associations and others received in assumption
     reinsurance agreements.................................................            -            9,723          48,546


The accompanying notes are an integral part of the financial statements.

(1)     Summary of Significant Accounting Policies Organization

     Midland National Life Insurance Company ("Midland") is a majority-owned subsidiary of Sammons Enterprises, Inc.
("SEI"). Midland operates predominantly in the individual life and annuity business of the life insurance industry in 49 states.

Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Midland and its wholly-owned subsidiaries (collectively "the Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Effective May 31, 1996, Midland sold its wholly-owned subsidiary, North American Management, Inc. (NAM), to an unrelated party for a net consideration which approximated the net equity of NAM at May 31, 1996. The operations of the subsidiary, which were included through May 31, 1996, were not material to the consolidated group.

      On January 2, 1997, Investors Life Insurance Company of Nebraska was merged into Midland. Since this wholly-owned subsidiary was previously consolidated with Midland, this merger will have no impact on the consolidated financial statements of Midland.

     In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The following are the more significant elements of the financial statements affected by the use of estimates and assumptions:

    Investment values.
    Deferred policy acquisition costs.
    Present value of future profits of acquired business.
    Policy benefit reserves and claims reserves.
    Fair value of financial instruments.

    The Company is subject to the risk that interest rates will change and cause a decrease in the value of its investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize a loss.

Investments

      The Company adopted the provisions of the FASB's Statement of Financial Accounting Standards No. 115
"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") in 1994. SFAS 115 requires the Company to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities
(common and nonredeemable preferred stocks) into three
categories:   securities that the Company has the positive
intent and the ability to hold to maturity are classified as "held to maturity"; securities that are held for current resale are classified as "trading securities"; and securities not classified as held to maturity or as trading securities are classified as "available for sale". The Company has no securities classified as held-to-maturity.

    SFAS 115 requires fixed maturity investments classified as trading or available-for-sale to be reported at fair value in the balance sheet. The cumulative effect of adopting SFAS 115 for available-for-sale securities is reflected in stockholders' equity (as a cumulative effect of a change in accounting principle) in 1994. There was no material effect of adopting SFAS 115 for trading securities.

     Trading securities are held for resale in anticipation of short-term market movements. The Company's trading securities are stated at market value. Gains and losses on these securities, both realized and unrealized, are included in the determination of net income. Net cost of or proceeds from trading securities are included in operating activities in the consolidated statement of cash flows.

     Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included directly in stockholders' equity, net of related adjustments to deferred policy acquisition costs and deferred income taxes. Cash flows from available-for-sale security transactions are included in investing activities in the consolidated statement of cash flows.

     Policy loans and other invested assets are carried at unpaid principal balances. Short-term investments are carried at amortized cost, which approximates fair value.


     Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments.

     When a decline in value of an investment is determined to be other than temporary, the specific investment is carried at estimated realizable value and its original book value is reduced to reflect this impairment. Such reductions in book value are recognized as realized investment losses in the period in which they were written down.

     For CMOs and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.

     The Company periodically enters into agreements to sell and repurchase securities. The commitment to repurchase securities sold under these agreements are reported as liabilities and the investments acquired with the funds received from the securities sold are included in short-term investments.



Recognition of Traditional Life, Health, and Annuity
Premium Revenue and Policy Benefits

     Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life insurance policies. Life insurance premiums, which comprise the majority of premium revenues, are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of deferred policy acquisition costs.

     Liabilities for policy benefit reserves for traditional policies generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity, and withdrawals which were appropriate at the time the policies were issued or acquired. Interest rate assumptions range from 6.5% to 11.0%.

Recognition of Revenue and Policy Benefits for Interest
Sensitive Life Insurance Products
     and Investment Contracts (Interest Sensitive Policies)

     Interest sensitive policies are issued on a periodic and single premium basis. Amounts collected are credited to policyholder account balances. Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments which support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest credited to the account balances.

     Policy reserves for universal life and other interest-sensitive life insurance and investment contracts are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 3% to 7% in 1996, 3% to 7.5% in 1995, and 3.5% to 7.5% in 1994. For certain contracts these crediting rates extend for periods in excess of one year.

Deferred Policy Acquisition Costs

     Policy acquisition costs which vary with, and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, policy issuance, underwriting, and variable agency expenses.

     Costs deferred related to traditional life insurance are amortized over the estimated premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues.


     Costs deferred related to interest sensitive policies are being amortized over the lives of the policies (up to 25 years) in relation to the present value of actual and estimated gross profits subject to regular evaluation and retroactive revision to reflect actual emerging experience.


     Policy acquisition costs deferred and amortized for years ended December 31 are as follows:


                                                                                     1996                1995             1994
Deferred policy acquisition costs, beginning of year..............               $ 410,051           $ 415,594        $  86,637

  Commissions deferred............................................                  55,005              52,533           50,252

  Underwriting and acquisition expenses deferred.................                   10,280              11,184           10,793

  Change in offset to unrealized gains and losses.................                      92             (22,325)           7,011

  Amortization....................................................                 (48,210)            (46,935)         (39,099)

Deferred policy acquisition costs, end of year.....................              $ 427,218           $ 410,051        $ 415,594


     To the extent that unrealized gains and losses on available-for-sale securities would result in an adjustment to the amortization pattern of deferred policy acquisition costs or present value of future profits of acquired business had those gains or losses actually been realized, the adjustments are recorded directly to stockholders' equity as an offset to the unrealized gains or losses with no effect on income.

Present Value of Future Profits of Acquired Business

     The present value of future profits of acquired business
(PVFP) represents the portion of the purchase price of a block of business which is allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits.
The composition of the PVFP for the years ended
December 31 is summarized below:

  Balance at beginning of year...... $ 26,414     $ 31,495           $   -

    Value of in force acquired.....         -         (440)           32,216

    Amortization...................    (5,106)      (4,641)             (721)

  Balance at end of year...........  $ 21,308     $ 26,414          $ 31,495


Based on current conditions and assumptions as to future events, the Company expects to amortize approximately 19 percent of the December 31, 1996, balance of PVFP in 1997, 16 percent in 1998, 14 percent in 1999, 12 percent in 2000, and 10 percent in 2001. The interest rates used to determine the amortization of the cost of policies purchased ranged from 5.5 percent to 6.5 percent.

Policy Claims and Benefits Payable

            The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience.
Claim liabilities are necessarily based on estimates and are subject to future changes in claim severity and frequency. Estimates are continually reviewed and adjustments to such liabilities are reflected in current operations



Federal Income Taxes

          The Company is a member of SEI's consolidated
United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the Company compute the provision for federal income taxes on a separate consolidated return with its subsidiaries. The Company makes payment to, or receives payment from, SEI in the amount they would have paid to, or received from, the Internal Revenue
Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by the Parent.

          Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Separate Account

     Separate account assets and liabilities represent funds held for the exclusive benefit of variable universal life and annuity contractholders. Fees are received for administrative expenses and for assuming certain mortality, distribution and expense risks. Operations of the separate accounts are not included in these consolidated financial statements.

Reclassifications

     Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

(2)     Fair Value of Financial Instruments

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, short-term investments, policy loans, and other invested assets: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

Investment securities: Fair value for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.
The fair value of equity securities are based on quoted market prices.

Investment-type contracts: Fair values for the Company's liabilities under investment - type insurance contracts are estimated using two methods. For those contracts without a defined maturity, the fair value was estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.




          These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non investment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The carrying value and estimated fair value of the Company's financial instruments are as follows:


                                                                       December 31, 1996               December 31, 1995

                                                                  Carrying          Estimated       Carrying          Estimated
                                                                 Value Fair            Value         Value Fair           Value

 Financial assets:
   Fixed maturities - available for sale........               $ 1,807,362       $ 1,807,362       $ 1,680,408       $ 1,680,408

   Fixed maturities - trading.....................                  33,540            33,540             9,403             9,403

   Equity securities - available for sale......                     67,498            67,498            50,582            50,582

   Equity securities - trading....................                 148,466           148,466           171,130           171,130

   Policy loans.......................................             154,090           154,090           142,795           142,795

   Short-term investments.......................                   242,857           242,857           224,109           224,109

   Other investments..............................                  18,495            18,495             6,271             6,271

Financial liabilities:

Investment-type insurance contracts.......                         615,000           597,000            609,000          590,000


(3)     Investments and Investment Income

   Fixed Maturities and Equity Security Investments

     The amortized cost and estimated fair value of fixed maturities and equity securities classified as available for sale are as follows:

                                             December 31, 1996

                                                           Gross            Gross
                                                           Unrealized       Unrealized            Estimated
                                                           Amortized        Holding               Holding             Fair
                                                           Cost             Gains                 Losses              Value
Fixed maturities:

U.S. Treasury and other U.S. Government

corporations and agencies.................            $    671,485         $   4,798              $    783       $    675,500

Obligations of U.S. states and political
subdivisions......................................           3,203               267                     -              3,470

Corporate securities..........................             522,349            26,551                   961            547,939

Mortgage-backed securities..............                   572,763             8,242                   634            580,371

Other debt securities.........................                  79                 3                     -                 82

Total fixed maturities......................             1,769,879            39,861                 2,378          1,807,362

Equity securities..............................             60,798             7,912                 1,212             67,498

Total available for sale....................           $ 1,830,677          $ 47,773               $ 3,590         $1,874,860


                                                          December 31, 1995


                                                                    Gross              Gross
                                                                    Unrealized         Unrealized                    Estimated
                                                                    Amortized          Holding       Holding         Fair
                                                                    Cost               Gains         Losses          Value
Fixed maturities:

    U.S. Treasury and other U.S. Government
corporations and agencies.................................     $    663,677       $   6,449        $ 1,791     $    668,335

    Obligations of U.S. states and political
subdivisions..............................................            3,604             418              -            4,022

    Corporate securities..................................          495,345          39,129            196           534,278

    Mortgage-backed securities...........................           449,177          15,882            230           464,829

    Other debt securities..................................          10,215               6          1,277             8,944

    Total fixed maturities.................................       1,622,018          61,884          3,494         1,680,408

    Equity securities......................................          45,837           7,045          2,300            50,582

    Total available for sale...............................     $ 1,667,855        $ 68,929        $ 5,794        $1,730,990

     The amortized cost of the fixed maturities and the cost of the equity securities classified as trading securities are $33,735 and $148,291, respectively, at December 31,
1996, and $9,160 and $177,593, respectively, at
December 31, 1995.



     The net unrealized appreciation on the available-for-sale securities is reduced by deferred policy acquisition costs and deferred income taxes at December 31, as shown below:

                                                         1996         1995

  Gross unrealized appreciation ......................$ 44,183      $ 63,135

  Deferred policy acquisition costs .................. (15,220)      (15,312)

  Deferred income taxes............................... (10,138)      (16,796)

  Net unrealized appreciation of investments.......... $ 18,825     $ 31,027


     The change in net unrealized gains (losses) on
available-for-sale fixed maturity and equity security
investments were as follows:
                                                                          1996        1995               1994
    Fixed maturities...................................................$ (20,907)    $ 79,603         $ (87,911)

    Equity securities..................................................    1,955        5,974            (6,377)

    Less DAC impact..................................................         92      (22,325)           21,219

    Less deferred income tax effect..............................          6,658      (22,222)           25,665

    Net change in unrealized gains (losses)..................          $ (12,202)    $ 41,030        $  (47,404)

     The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 1996, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Estimated
                                                       Amortized     Fair
                                                       Cost          Value

  Due in one year or less........................ $    173,223   $    173,283

  Due after one year through five years..........      661,453        670,036

  Due after five years through ten years........       183,194        192,562

  Due after ten years...........................       179,246        191,109

  Securities not due at a single maturity date (primarily
   mortgage-backed securities)..................       572,763        580,372

  Total fixed maturities........................   $ 1,769,879    $ 1,807,362

Investment Income and Investment Gains (Losses)

     Major categories of investment income are summarized as follows:

                                        1996         1995             1994
  Gross investment income:

    Fixed maturities................ $ 126,733    $ 121,003       $ 112,120

    Equity securities.................  22,202       20,885          22,450

    Policy loans......................  10,327        9,485           7,369
    Short-term investments............  16,946       18,648          12,344
    Other Invested Assets............      553          490             589
    Gross investment income..........  176,761      170,511         154,872
    Less investment expenses........     3,178        3,491           4,554


    Net investment income........... $ 173,583    $ 167,020       $ 150,318

     The major categories of investment gains and losses reflected in the income statement are summarized as follows:

                                                 1996                       1995                        1994
                                                 Realized                   Realized                    Realized
                                                 Unrealized                 Unrealized -                Unrealized
                                                 -Trading                   Trading                     -Trading
                                                 Securities                 Securities                  Securities


   Fixed maturities.................     $  8,047       $  (438)   $  14,303     $    834    $   (6,115)    $    (591)

   Equity securities................       (1,196)         6,638     (12,608)       6,223       (11,669)      (12,686)

   Other............................          (12)            -           67            -            20             -

    Net investment gains (losses)         $  6,839       $ 6,200   $   1,762      $ 7,057     $ (17,764)    $ (13,277)

Proceeds from the sale of available-for-sale securities and the gross realized gains and losses on these sales
(excluding maturities, calls and prepayments) during 1996, 1995, and 1994 were as follows:


                                            1996                            1995                                  1994
                               Fixed                             Fixed                                  Fixed
                               Maturities        Equity          Maturities         Equity              Maturities      Equity

   Proceeds from sales        $ 1,020,090      $ 106,354       $ 651,092          $ 51,547            $ 489,418       $ 12,171

   Gross realized gains            10,418            787          15,205               617                4,634            254

   Gross realized losses            5,030          1,954           4,241             2,802               11,115          1,003

Other

     At December 31, 1996, and 1995, securities amounting to approximately $16,816 and $16,518, respectively, were on deposit with regulatory authorities as required by law.

     The Company periodically enters into repurchase agreements with brokerage firms. No investments were outstanding under repurchase agreements at December
31, 1996 and 1995.

     The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government
Agency or Authority, the Company had no investments in one entity which exceeded 10% of stockholders' equity at December 31, 1996, except for an investment in Apollo Computers with a carrying value of $75,139.


(4)     Income Taxes

     The significant components of the provision for federal income taxes are as follows:


                                         1996        1995      1994

  Current..............................$ 19,644   $ 34,424  $ 16,790

  Deferred.............................  12,177     (5,721)   (6,953)

  Total federal income tax expense.....$ 31,821   $ 28,703  $  9,837

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as follows:


                                                 1996      1995      1994

  At statutory Federal income tax rate........$ 32,151  $ 29,980   $ 11,755

  Dividends received deductions...............  (1,391)   (1,718)    (1,798)

  Other, net..................................   1,061       441       (120)

     Total federal income tax expense.........$ 31,821  $ 28,703  $   9,837

     The federal income tax liability as of December 31 is comprised of the following:

                                                 1996              1995

  Net deferred income tax liability.......... $ 33,432         $ 27,913

  Income taxes currently due.................    5,883            3,106

    Federal income tax liability............. $ 39,315         $ 31,019

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31 are as follows:

                                                                         1996              1995
  Deferred tax liabilities:

    Present value of future profits of acquired businesses........ $    7,458         $    9,276

    Deferred policy acquisition costs.............................    114,971            112,818

    Investments...................................................     17,541             22,330

    Other.........................................................      2,909                  -

      Total deferred income tax liabilities.......................    142,879             144,424

  Deferred tax assets:

    Policy liabilities and reserves...............................    109,447             115,547

    Other.........................................................          -                 964

      Total gross deferred income tax assets......................    109,447             116,511

      Net deferred income tax liability........................... $   33,432           $  27,913

     Prior to 1984, certain special deductions were allowed life insurance companies for federal income tax purposes. These special deductions were accumulated in a memorandum tax account designated as "Policyholders' Surplus." Such amounts will usually become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or certain cash distributions are deemed to be paid out of this account. It is management's opinion that such events are not likely to occur. Accordingly, no provision for income tax has been made on the approximately $66,000 balance in the policyholders' surplus account at December 31, 1996.

(5)     Reinsurance

     The Company is involved in both the cession and assumption of reinsurance with other companies.
Reinsurance premiums and claims ceded and assumed for the years ended December 31 are as follows:


                              1996                1995               1994

                      Ceded      Assumed    Ceded     Assumed    Ceded  Assumed
  Premiums written... $ 13,759   $ 7,116  $ 13,165    $ 5,368  $ 7,516  $ 5,210
  Claims incurred....   12,170     6,068    11,899      5,204    7,546    7,069

     The Company presently reinsures the excess of each individual risk over $500 on ordinary life insurance in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis.

        To the extent that reinsurers may not be able to meet the obligations assumed under the reinsurance contracts, the Company is contingently liable to pay policy benefits.
         Effective January 1, 1996, the Company assumed certain policy risks ($22,591,000 of life insurance in force at December 31, 1996) from its affiliate, North American Company for Life and Health Insurance, and its subsidiaries. The Company has reflected a risk and profit charge of $1,119 in other income.

(6)         Statutory Financial Data and Dividend
Restrictions

        The Company is domiciled in South Dakota. Its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners
(NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.

              Generally, the net assets of the Company available for distribution to its shareholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by Midland and its subsidiaries during any 12-month period, without prior approval of the insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations or 10% of prior year-end statutory-basis surplus). The maximum amount of dividends payable in 1997 without prior approval of regulatory authorities is approximately
$30,000.

            Combined statutory net income of the Company and its insurance subsidiaries for the years ended
December 31, 1996 and 1995 is approximately $16,000 and $39,000, respectively, and capital and surplus at December 31, 1996 and 1995 is approximately $300,000 and $284,000, respectively, in accordance with statutory accounting principles.

(7)     Employee Benefits

     Midland participates in a noncontributory defined benefit pension plan sponsored by SEI which covers substantially all home office employees of Midland. Prior to 1996, the Company sponsored its own noncontributory defined benefit pension plan which was merged with a similar benefit plan of SEI on January 1, 1996. Pension benefits are generally based upon years of service and include accruing pension cost currently, contributing the maximum amount deductible for federal income taxes and meeting minimum funding standards of the Employee Retirement Income Security Act of 1974 as determined by an actuarial valuation. Plan assets consist primarily of cash equivalents, listed stocks and bonds, and group annuity contracts with a subsidiary insurance company.



     The following table sets forth the funded status and the amounts recognized in the consolidated financial statements at December 31 for the qualified plan. The
1996 amounts reflect an allocation of the Company's portion of the SEI plan:


                                                            1996         1995
  Accumulated benefit obligation:

   Vested......................................          $  2,192     $  2,395
   Nonvested................................                  283          400
   Total accumulated benefit obligation......            $  2,475     $  2,795
  Fair value of plan assets.................             $  3,400     $  3,750

  Projected benefit obligation..............               (3,786)      (4,091)

  Funded Status.............................                 (386)        (341)

  Unrecognized net gain.....................                  613          817

  Unrecognized prior service costs...........                  41           56

  Net asset recognized in financial statements          $     268      $   532

     The net periodic pension cost included the following components:

                                                     1996     1995     1994

  Service cost -- benefits earned during the period.. 285   $  248   $  250

  Interest cost on projected benefit obligation.....  291      283      300

  Return on plan assets............................. (619)    (220)    (200)

  Net amortization and deferral.....................  306      (53)     (47)

  Net periodic pension cost........................$  263   $  258   $  303

     The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.25% for 1996 and 1995. The average rate of increase in future compensation levels was 4.25% for 1996 and 5.5% for 1995. The expected long-term rate of return on plan assets used to develop the net periodic pension cost was 8.75% in 1996 and 1995, and 8.0% in 1994.

     The Company participates in a noncontributory
Employee Stock Ownership Plan (ESOP) which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The expense for 1996, 1995, and 1994 was $1,700, $2,096, and $767,
respectively. All contributions to the ESOP are held in trust.

     The Company provides certain post-retirement health care and life insurance benefits for eligible active and retired employees through a defined benefit plan.

The actuarial and recorded liabilities for these post-retirement benefits at December 31, none of which were funded, are as follows:


                                                       1996       1995
  Accumulated postretirement benefit obligation:

    Retirees......................................  $ 1,718    $ 1,235

    Fully eligible active plan participants.......      170        274

    Other active plan participants.................     191        560

                                                      2,079      2,069

  Unrecognized loss..................................  (135)      (101)

    Accrued postretirement benefit obligation......$  1,944    $ 1,9968


        The net periodic cost for postretirement benefits other than pensions for the years ended December 31 included the following components:



                                                      1996       1995       1994

  Service cost - benefits earned during the period...$  16      $  16     $  13

  Interest cost on other post-retirement benefits....  148        164       144

  Net amortization...................................    -         10        10

    Total periodic expense...........................$ 164        190       167


       The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e.
health care cost trend rate) reflects a 7.5% rate in 1996 grading down to 4.5% in years 2006 and later.
Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation at December 31, 1996 by $185 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for 1996 by $13. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at December 31, 1996 and 1995, respectively.

(8)        Commitments and Contingencies

       The Company had $35,000 of outstanding
commitments to purchase trust certificates secured by government guaranteed notes.

        Midland's home office building has been conveyed to the City of Sioux Falls, South Dakota, and leased back in a transaction in which the City issued $4,250 of Industrial Revenue Bonds for face value. The bonds are collateralized by $4,173 of Midland's investments in government bonds. The lease includes a purchase option under which Midland may repurchase the building upon repayment of all bonds issued. The lease terms provide for 10 annual payments equivalent to principal of $425 beginning in 1993 and semiannual payments through 2002 in amounts equivalent to interest at 5.5% on the outstanding revenue bond principal. The building and land costs have been capitalized and are carried as part of other assets and the lease obligation as part of other liabilities.

     The Company also leases certain equipment. Rental expense on operating leases amounted to $1,048, $548 and $14 for the years ended December 31, 1996, 1995 and 1994, respectively. The minimum future rentals on capital and operating leases at December 31, 1996 are as follows:

Year ending December 31,

                                                          Capital             Operating           Total
1997..........                                         $    559             $   926             $ 1,485

1998..........                                              536                 946               1,482

1999..........                                              513                 855               1,368

2000..........                                              489                 358                 847

2001..........                                              466                 369                 835

Thereafter.....                                             442                   -                 442

  Total........                                           3,005             $ 3,454              $6,459

Less amount representing interest......                     455

Present value of amounts due under capital leases....   $ 2,550

     The Company is a defendant in various lawsuits related to the normal conduct of its insurance business.
Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance; however, in the opinion of management, the ultimate resolution of such litigation will not materially impact the Company's financial position.

     The Company is liable for guaranty fund assessments
related to certain unaffiliated insurance companies that
have become insolvent.  These assessments are reflected
in the operating results of the Company.   The Company is
also contingently liable for any future guaranty fund assessments related to the insolvencies of unaffiliated insurance companies. An accrual of $2,184 and $2,166 has been included in the December 31, 1996 and 1995 balance sheets, respectively. These accruals were calculated by estimating the Company's share of both open and closed insolvencies based on industry data provided to the Company.

(9)       Other Related Party Transactions

     The Company pays fees to SEI under management contracts. The Company was charged $1,458, $2,778, and $70 in 1996, 1995, and 1994, respectively, related to these contracts.

     The Company pays investment management fees to an affiliate (Midland Advisors Company). Net fees related to these services were $1,339 and $66 in 1996 and 1995, respectively.


(..continued)

2

The accompanying notes are an integral part of the financial statements.

4

37

MIDLAND NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands)

MIDLAND NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
(Amounts in thousands)

PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE VULVUL2

REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF
THE INVESTMENT COMPANY ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.


REP26E VUL3VEUL

VUL3/VEUL
                      CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and
Documents:

    The facing sheet.

    The prospectus consisting of 35 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) pf the Investment
    Company Act

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  **

    (b)  Sutherland, Asbill & Brennan L.L.P.  **

    (c)  Russell A. Evenson, FSA. **

    (d)  Coopers & Lybrand L.L.P.  ***

    The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National
         Life establishing the Separate Account A. *

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement. **

         (b)  Selling Agreement. **

         (c)  Commission schedule. **
              --------------------

    (4)  Not applicable.

    (5)  Form of Contract and riders **

    (6)  (a)  Articles of Incorporation of Midland National Life. *

         (b)  By-Laws of Midland National Life. *

    (7)  Not applicable.

    (8) (a) Participation Agreement for Fidelity Distributors Corporation/ Variable Insurance Products Fund. *

         (b) Participation Agreement for Fidelity Distributors Corporation/ Variable Insurance Products Fund II. *

         (c) Participation Ageement for Fidelity Distributors Corporation/ Variable Insurance Products Fund III. ***

         (d) Participation Agreement for American Century Investment Services Inc./TCI Portfolios, Inc. ***

    (9)  Not applicable.

   (10)  Application Form. **

   (11) Memorandum describing Midland National Life's issuance, transfer and redemption procedures for the Contract. *


2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs. **

4. No financial statements are omitted from the Prospectus pursuant to Instruction 1(b) or (c) or Part I.

 5. Not applicable.

6.  Opinion and Consent of Russell A. Evenson, Senior Vice
    President and Actuary of Midland National Life.  **

7.  Consent of Sutherland, Asbill & Brennan L.L.P. **

8.  Consent of Coopers & Lybrand L.L.P.  ***

27. Financial Data Schedule
-----------------------
*        Incorporated by reference the initial filing of
         File No. 33-76318 on March 10, 1994
** Filed with Pre-effective Amendment No. 1 of this S-6 Registration Statement on January 27, 1997
***      Filed herewith

CONTENTS VUL3VEUL

                             SIGNATURES
                             __________

    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Sioux Falls, South Dakota, on the 22nd day of April, 1997

                                  Midland National Life Separate Account A
                                  (Registrant)


   (Seal)                         By:  Midland National Life Insurance
                                       Company
                                       (Depositor)



Attest:_Jack_L._Briggs__________      By:__Michael_M._Masterson_____________
        Jack L. Briggs                     Michael M. Masterson
        Vice President, Secretary          Chief Executive Officer and
        and General Counsel                President


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors of Midland National Life Insurance Company in the capacities and on the dates indicated.

Signature                  Title                        Date
---------                  -----                        ----

John_C._Watson___________  Chairman of the Board      April 22, 1997
John C. Watson

Michael_M._Masterson_____  Director, Chief Executive  April 22, 1997
Michael M. Masterson       Officer and President

William_D._Sims__________  Director, Senior Vice      April 22, 1997
William D. Sims            President

Russell_A._Evenson_______  Director, Senior Vice      April 22, 1997
Russell A. Evenson         President

John_J._Craig_II_________  Director, Senior Vice      April 22, 1997
John J. Craig II           President (Principal
                           Financial Officer,
                           Principal Accountant)

___________________  Director                   April 22, 1997
Robert W. Korba

___________________  Director                   April 22, 1997
James N. Whitson

Exhibit 1(8)(c)

PARTICIPATION AGREEMENT



Among


VARIABLE INSURANCE PRODUCTS FUND III,

FIDELITY DISTRIBUTORS CORPORATION

and

MIDLAND NATIONAL LIFE INSURANCE COMPANY


     THIS AGREEMENT, made and entered into as of the 3rd day of April, 1997 by and among MIDLAND
NATIONAL LIFE INSURANCE COMPANY, (hereinafter the "Company"), a South Dakota corporation, on its own behalf and on behalf of each segregated asset account of the Company set forth on Schedule A hereto as may be amended from time to time (each such account hereinafter referred to as the "Account"), and the VARIABLE
INSURANCE PRODUCTS FUND III, an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts (hereinafter the "Fund") and FIDELITY DISTRIBUTORS CORPORATION
(hereinafter the "Underwriter"), a Massachusetts corporation.

     WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund and the Underwriter (hereinafter "Participating Insurance Companies"); and

     WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each representing the interest in a particular managed portfolio of securities and other assets, any one or more of which may be made available under this Agreement, as may be amended from time to time by mutual agreement of the parties hereto
(each such series hereinafter referred to as a "Portfolio");
and

     WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission, dated September 17,
1986 (File No. 812-6422), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b) (15) and 6e-3(T) (b) (15)
thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies (hereinafter the "Shared Funding Exemptive Order"); and

     WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and its shares are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

     WHEREAS, Fidelity Management & Research
Company (the "Adviser") is duly registered as an investment adviser under the federal Investment Advisers
Act of 1940 and any applicable state securities law; and

     WHEREAS, the Company has registered or will register certain variable life insurance and variable annuity contracts under the 1933 Act; and

     WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company, on the date shown for such Account on Schedule A hereto, to set aside and invest assets attributable to the aforesaid variable annuity contracts; and

     WHEREAS, the Company has registered or will register each Account as a unit investment trust under the 1940 Act;
and

     WHEREAS, the Underwriter is registered as a broker dealer with the Securities and Exchange Commission
("SEC") under the Securities Exchange Act of 1934, as amended, (hereinafter the "1934 Act"), and is a member in good standing of the National Association of Securities
Dealers, Inc. (hereinafter "NASD"); and

     WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to purchase shares in the Portfolios on behalf of each Account to fund certain of the aforesaid variable life and variable annuity contracts and the Underwriter is authorized to sell such shares to unit investment trusts such as each Account at net asset value;

     NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund and the Underwriter agree as follows:


ARTICLE I.  Sale of Fund Shares

     1.1. The Underwriter agrees to sell to the Company those shares of the Fund which each Account orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Fund. For purposes of this
Section 1.1, the Company shall be the designee of the Fund for receipt of such orders from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such order by 9:30 a.m. Boston time on the next following Business Day.
"Business Day" shall mean any day on which the New
York Stock Exchange is open for trading and on which the Fund calculates its net asset value pursuant to the rules of the Securities and Exchange Commission.

     1.2. The Fund agrees to make its shares available indefinitely for purchase at the applicable net asset value per share by the Company and its Accounts on those days on which the Fund calculates its net asset value pursuant to rules of the Securities and Exchange Commission and the Fund shall use reasonable efforts to calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Board of Trustees of the Fund (hereinafter the "Board") may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Board acting in good faith and in light of their fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

     1.3. The Fund and the Underwriter agree that shares of the Fund will be sold only to Participating Insurance
Companies and their separate accounts. No shares of any Portfolio will be sold to the general public.

     1.4. The Fund and the Underwriter will not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, VII and Section 2.5 of Article II of this
Agreement is in effect to govern such sales.

     1.5. The Fund agrees to redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. For purposes of this Section 1.5, the Company shall be the designee of the Fund for receipt of requests for redemption from each Account and receipt by such designee shall constitute receipt by the Fund; provided that the Fund receives notice of such request for redemption on the next following Business Day.

     1.6.  The Company agrees that purchases and
redemptions of Portfolio shares offered by the then current prospectus of the Fund shall be made in accordance with the provisions of such prospectus. The Company agrees that all net amounts available under the variable life and annuity contracts with the form number(s) which are listed on Schedule A attached hereto and incorporated herein by this reference, as such Schedule A may be amended from time to time hereafter by mutual written agreement of all the parties hereto, (the "Contracts") shall be invested in the Fund, in such other Funds advised by the Adviser as may be mutually agreed to in writing by the parties hereto, or in the Company's general account, provided that such amounts may also be invested in an investment company other than the Fund if (a) such other investment company, or series thereof, has investment objectives or policies that are substantially different from the investment objectives and policies of all the Portfolios of the Fund; or (b) the Company gives the Fund and the Underwriter 45 days written notice of its intention to make such other investment company available as a funding vehicle for the Contracts; or (c) such other investment company was available as a funding vehicle for the Contracts prior to the date of this Agreement and the Company so informs the Fund and Underwriter prior to their signing this Agreement
(a list of such funds appearing on Schedule C to this Agreement); or (d) the Fund or Underwriter consents to the use of such other investment company.

     1.7. The Company shall pay for Fund shares on the next Business Day after an order to purchase Fund shares is made in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire. For purpose of Section 2.10 and 2.11, upon receipt by the Fund of the federal funds so wired, such funds shall cease to be the responsibility of the Company and shall become the responsibility of the Fund.

     1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or any Account. Shares ordered from the Fund will be recorded in an appropriate title for each Account or the appropriate subaccount of each Account.

     1.9. The Fund shall furnish same day notice (by wire or telephone, followed by written confirmation) to the Company of any income, dividends or capital gain distributions payable on the Fund's shares. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on the Portfolio shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify the Company of the number of shares so issued as payment of such dividends and distributions.

     1.10. The Fund shall make the net asset value per share for each Portfolio available to the Company on a daily basis as soon as reasonably practical after the net asset value per share is calculated (normally by 6:30 p.m. Boston time) and shall use its best efforts to make such net asset value per share available by 7 p.m. Boston time.


ARTICLE II.  Representations and Warranties

     2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act; that the Contracts will be issued and sold in compliance in all material respects with all applicable Federal and State laws and that the sale of the Contracts shall comply in all material respects with state insurance suitability requirements. The Company further represents and warrants that it is an insurance company duly organized and in good standing under applicable law and that it has legally and validly established each Account prior to any issuance or sale thereof as a segregated asset account under
Section 58-28 of the South Dakota Insurance Code and has registered or, prior to any issuance or sale of the Contracts, will register each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts.

     2.2. The Fund represents and warrants that Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the State of South Dakota and all applicable federal and state securities laws and that the Fund is and shall remain registered under the 1940 Act.
The Fund shall amend the Registration Statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares. The Fund shall register and qualify the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Fund or the Underwriter.

     2.3. The Fund represents that it is currently qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code of 1986, as amended, (the
"Code") and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar provision) and that it will notify the Company immediately upon having a reasonable basis for believing that it has ceased to so qualify or that it might not so qualify in the future.

     2.4. The Company represents that the Contracts are currently treated as endowment, life insurance or annuity contracts, under applicable provisions of the Code and that it will make every effort to maintain such treatment and that it will notify the Fund and the Underwriter immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future.

     2.5. The Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule
12b-1 under the 1940 Act or otherwise, although it may make such payments in the future. The Fund has adopted a "no fee" or "defensive" Rule 12b-1 Plan under which it makes no payments for distribution expenses. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have a board of trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

     2.6. The Fund makes no representation as to whether any aspect of its operations (including, but not limited to, fees and expenses and investment policies) complies with the insurance laws or regulations of the various states except that the Fund represents that the Fund's investment policies, fees and expenses are and shall at all times remain in compliance with the laws of the State of South Dakota and the Fund and the Underwriter represent that their respective operations are and shall at all times remain in material compliance with the laws of the State of South Dakota to the extent required to perform this Agreement.

     2.7. The Underwriter represents and warrants that it is a member in good standing of the NASD and is registered as a broker-dealer with the SEC. The Underwriter further represents that it will sell and distribute the Fund shares in accordance with the laws of the State of South Dakota and all applicable state and federal securities laws, including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

     2.8. The Fund represents that it is lawfully organized and validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act.

     2.9. The Underwriter represents and warrants that the Adviser is and shall remain duly registered in all material respects under all applicable federal and state securities laws and that the Adviser shall perform its obligations for the Fund in compliance in all material respects with the laws of the State of South Dakota and any applicable state and federal securities laws.

     2.10. The Fund and Underwriter represent and warrant that all of their directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are and shall continue to be at all times covered by a blanket fidelity bond or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage as required currently by Rule 17g-(1) of the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid Bond shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

     2.11. The Company represents and warrants that all of its directors, officers, employees, investment advisers, and other individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity bond or similar coverage for the benefit of the Fund, and that said bond is issued by a reputable bonding company, includes coverage for larceny and embezzlement, and is in an amount not less than $5 million. The Company agrees to make all reasonable efforts to see that this bond or another bond containing these provisions is always in effect, and agrees to notify the Fund and the Underwriter in the event that such coverage no longer applies.


ARTICLE III.  Prospectuses and Proxy Statements; Voting

     3.1. The Underwriter shall provide the Company with as many printed copies of the Fund's current prospectus and Statement of Additional Information as the Company may reasonably request. If requested by the Company in lieu thereof, the Fund shall provide camera-ready film containing the Fund's prospectus and Statement of Additional Information, and such other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus and/or Statement of Additional Information for the Fund is amended during the year) to have the prospectus for the Contracts and the Fund's prospectus printed together in one document, and to have the Statement of Additional Information for the Fund and the Statement of Additional Information for the Contracts printed together in one document. Alternatively, the Company may print the Fund's prospectus and/or its Statement of Additional Information in combination with other fund companies' prospectuses and statements of additional information. Except as provided in the following three sentences, all expenses of printing and distributing Fund prospectuses and Statements of Additional Information shall be the expense of the Company. For prospectuses and Statements of Additional Information provided by the Company to its existing owners of Contracts in order to update disclosure annually as required by the 1933 Act and/or the 1940 Act, the cost of printing shall be borne by the Fund. If the Company chooses to receive camera-ready film in lieu of receiving printed copies of the Fund's prospectus, the Fund will reimburse the Company in an amount equal to the product of A and B where A is the number of such prospectuses distributed to owners of the Contracts, and B is the Fund's per unit cost of typesetting and printing the Fund's prospectus. The same procedures shall be followed with respect to the Fund's Statement of Additional Information.

     The Company agrees to provide the Fund or its designee with such information as may be reasonably requested by the Fund to assure that the Fund's expenses do not include the cost of printing any prospectuses or Statements of Additional Information other than those actually distributed to existing owners of the Contracts.

     3.2. The Fund's prospectus shall state that the Statement of Additional Information for the Fund is available from the Underwriter or the Company (or in the Fund's discretion, the Prospectus shall state that such Statement is available from the Fund).

     3.3. The Fund, at its expense, shall provide the Company with copies of its proxy statements, reports to shareholders, and other communications (except for prospectuses and Statements of Additional Information, which are covered in Section 3.1) to shareholders in such quantity as the Company shall reasonably require for distributing to Contract owners.

3.4. If and to the extent required by law the Company shall:
(i)     solicit voting instructions from Contract owners;
(ii) vote the Fund shares in accordance with instructions received from Contract owners; and
(iii) vote Fund shares for which no instructions have been received in a particular separate account in the same proportion as Fund shares of such portfolio for which instructions have been received in that separate account, so long as and to the extent that the Securities and Exchange Commission continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners. The Company reserves the right to vote Fund shares held in any segregated asset account in its own right, to the extent permitted by law. Participating Insurance Companies shall be responsible for assuring that each of their separate accounts participating in the Fund calculates voting privileges in a manner consistent with the standards set forth on Schedule B attached hereto and incorporated herein by this reference, which standards will also be provided to the other Participating Insurance Companies.

     3.5. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings or comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the Securities and Exchange Commission's interpretation of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate with respect thereto.


ARTICLE IV.  Sales Material and Information

     4.1. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee, each piece of sales literature or other promotional material in which the Fund or its investment adviser or the Underwriter is named, at least fifteen Business Days prior to its use. No such material shall be used if the Fund or its designee reasonably objects to such use within fifteen Business Days after receipt of such material.

     4.2. The Company shall not give any information or make any representations or statements on behalf of the Fund or concerning the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement or prospectus for the Fund shares, as such registration statement and prospectus may be amended or supplemented from time to time, or in reports or proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee or by the Underwriter, except with the permission of the Fund or the Underwriter or the designee of either.

     4.3. The Fund, Underwriter, or its designee shall furnish, or shall cause to be furnished, to the Company or its designee, each piece of sales literature or other promotional material in which the Company and/or its separate account(s), is named at least fifteen Business Days prior to its use. No such material shall be used if the Company or its designee reasonably objects to such use within fifteen Business Days after receipt of such material.

     4.4. The Fund and the Underwriter shall not give any information or make any representations on behalf of the Company or concerning the Company, each Account, or the Contracts other than the information or representations contained in a registration statement or prospectus for the Contracts, as such registration statement and prospectus may be amended or supplemented from time to time, or in published reports for each Account which are in the public domain or approved by the Company for distribution to Contract owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

     4.5. The Fund will provide to the Company at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, reports, proxy statements, sales literature and other promotional materials, applications for exemptions, requests for no-action letters, and all amendments to any of the above, that relate to the Fund or its shares, contemporaneously with the filing of such document with the Securities and Exchange
Commission or other regulatory authorities.

     4.6. The Company will provide to the Fund at least one complete copy of all registration statements, prospectuses, Statements of Additional Information, reports, solicitations for voting instructions, sales literature and other promotional materials, applications for exemptions, requests for no action letters, and all amendments to any of the above, that relate to the Contracts or each Account, contemporaneously with the filing of such document with the SEC or other regulatory authorities.

     4.7. For purposes of this Article IV, the phrase "sales literature or other promotional material" includes, but is not limited to, any of the following that refer to the Fund or any affiliate of the Fund: advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and registration statements, prospectuses, Statements of Additional Information, shareholder reports, and proxy materials.


ARTICLE V.  Fees and Expenses

     5.1. The Fund and Underwriter shall pay no fee or other compensation to the Company under this agreement, except that if the Fund or any Portfolio adopts and implements a plan pursuant to Rule 12b-1 to finance distribution expenses, then the Underwriter may make payments to the Company or to the underwriter for the Contracts if and in amounts agreed to by the Underwriter in writing and such payments will be made out of existing fees otherwise payable to the Underwriter, past profits of the Underwriter or other resources available to the Underwriter. No such payments shall be made directly by the Fund.

     5.2. All expenses incident to performance by the Fund under this Agreement shall be paid by the Fund. The Fund shall see to it that all its shares are registered and authorized for issuance in accordance with applicable federal law and, if and to the extent deemed advisable by the Fund, in accordance with applicable state laws prior to their sale.
The Fund shall bear the expenses for the cost of registration and qualification of the Fund's shares, preparation and filing of the Fund's prospectus and registration statement, proxy materials and reports, setting the prospectus in type, setting in type and printing the proxy materials and reports to shareholders (including the costs of printing a prospectus that constitutes an annual report), the preparation of all statements and notices required by any federal or state law, and all taxes on the issuance or transfer of the Fund's shares.

     5.3.  The Company shall bear the expenses of
distributing the Fund's prospectus, proxy materials and reports to owners of Contracts issued by the Company.


ARTICLE VI.  Diversification

     6.1. The Fund will at all times invest money from the Contracts in such a manner as to ensure that the Contracts will be treated as variable contracts under the Code and the regulations issued thereunder. Without limiting the scope of the foregoing, the Fund will at all times comply with
Section 817(h) of the Code and Treasury Regulation 1.817-
5, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications to such Section or Regulations. In the event of a breach of this Article VI by the Fund, it will take all reasonable steps (a) to notify Company of such breach and (b) to adequately diversify the Fund so as to achieve compliance within the grace period afforded by Regulation 1.817-5.


ARTICLE VII.  Potential Conflicts

     7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners; or (f) a decision by an insurer to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

     7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

     7.3. If it is determined by a majority of the Board, or a majority of its disinterested trustees, that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1), withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio of the Fund, or submitting the question whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating
Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2), establishing a new registered management investment company or managed separate account.

     7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the affected Account's investment in the Fund and terminate this Agreement with respect to such Account; provided, however that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six month period the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

     7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the affected
Account's investment in the Fund and terminate this Agreement with respect to such Account within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.
Until the end of the foregoing six month period, the Underwriter and Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

     7.6. For purposes of Sections 7.3 through 7.6 of this Agreement, a majority of the disinterested members of the Board shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners materially adversely affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination, provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

     7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Shared Funding Exemptive
Order) on terms and conditions materially different from those contained in the Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance
Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable; and (b) Sections 3.4, 3.5, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.


ARTICLE VIII.  Indemnification

     8.1.  Indemnification By The Company

     8.1(a). The Company agrees to indemnify and hold harmless the Fund and each trustee of the Board and officers and each person, if any, who controls the Fund within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.1) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including legal and other expenses), to which the Indemnified Parties may become subject under any statute, regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

(i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the Registration Statement or prospectus for the Contracts or contained in the Contracts or sales literature for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund for use in the Registration Statement or prospectus for the Contracts or in the Contracts or sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus or sales literature of the Fund not supplied by the Company, or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund Shares; or

(iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, or sales literature of the Fund or any amendment thereof or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading if such a statement or omission was made in reliance upon information furnished to the Fund by or on behalf of the Company; or

(iv) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

(v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

8.1(b). The Company shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified
Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.

8.1(c). The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified
Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

     8.1(d). The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.

     8.2.  Indemnification by the Underwriter

     8.2(a). The Underwriter agrees to indemnify and hold harmless the Company and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Underwriter) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

(i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or prospectus or sales literature of the Fund (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished to the Underwriter or Fund by or on behalf of the Company for use in the Registration Statement or prospectus for the Fund or in sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

(ii) arise out of or as a result of statements or representations (other than statements or representations contained in the Registration Statement, prospectus or sales literature for the Contracts not supplied by the Underwriter or persons under its control) or wrongful conduct of the Fund, Adviser or Underwriter or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

(iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, prospectus, or sales literature covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished to the Company by or on behalf of the Fund; or

(iv) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification requirements specified in Article VI of this Agreement); or

(v) arise out of or result from any material breach of any representation and/or warranty made by the Underwriter in this Agreement or arise out of or result from any other material breach of this Agreement by the Underwriter; as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof.

8.2(b). The Underwriter shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified
Party's duties or by reason of such Indemnified Party's reckless disregard of obligations and duties under this Agreement or to each Company or the Account, whichever is applicable.

8.2(c). The Underwriter shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Underwriter in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Underwriter of any such claim shall not relieve the Underwriter from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Underwriter will be entitled to participate, at its own expense, in the defense thereof. The Underwriter also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Underwriter to such party of the Underwriter's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Underwriter will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

8.2(d). The Company agrees promptly to notify the Underwriter of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of each Account.

8.3.  Indemnification By the Fund

8.3(a). The Fund agrees to indemnify and hold harmless the Company, and each of its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.3) against any and all losses, claims, damages, liabilities (including amounts paid in settlement with the written consent of the Fund) or litigation (including legal and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements result from the gross negligence, bad faith or willful misconduct of the Board or any member thereof, are related to the operations of the Fund and:

(i) arise as a result of any failure by the Fund to provide the services and furnish the materials under the terms of this Agreement (including a failure to comply with the diversification requirements specified in Article VI of this Agreement);or

(ii) arise out of or result from any material breach of any representation and/or warranty made by the Fund in this Agreement or arise out of or result from any other material breach of this Agreement by the Fund;

as limited by and in accordance with the provisions of Sections 8.3(b) and 8.3(c) hereof.

8.3(b). The Fund shall not be liable under this indemnification provision with respect to any losses, claims, damages, liabilities or litigation incurred or assessed against an Indemnified Party as such may arise from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified
Party's reckless disregard of obligations and duties under this Agreement or to the Company, the Fund, the Underwriter or each Account, whichever is applicable.

8.3(c). The Fund shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Fund in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Fund of any such claim shall not relieve the Fund from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision. In case any such action is brought against the Indemnified Parties, the Fund will be entitled to participate, at its own expense, in the defense thereof. The Fund also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Fund to such party of the Fund's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Fund will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

8.3(d). The Company and the Underwriter agree promptly to notify the Fund of the commencement of any litigation or proceedings against it or any of its respective officers or directors in connection with this Agreement, the issuance or sale of the Contracts, with respect to the operation of either Account, or the sale or acquisition of shares of the Fund.


ARTICLE IX. Applicable Law

     9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the Commonwealth of Massachusetts.

     9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the Securities and Exchange Commission may grant
(including, but not limited to, the Shared Funding
Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.


ARTICLE X. Termination

10.1. This Agreement shall continue in full force and effect until the first to occur of:

(a) termination by any party for any reason by sixty (60) days advance written notice delivered to the other parties;
or

(b) termination by the Company by written notice to the Fund and the Underwriter with respect to any Portfolio based upon the Company's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or

(c) termination by the Company by written notice to the Fund and the Underwriter with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

(d) termination by the Company by written notice to the Fund and the Underwriter with respect to any Portfolio in the event that such Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the
Code or under any successor or similar provision, or if the Company reasonably believes that the Fund may fail to so qualify; or

(e) termination by the Company by written notice to the Fund and the Underwriter with respect to any Portfolio in the event that such Portfolio fails to meet the diversification requirements specified in Article VI hereof; or

(f) termination by either the Fund or the Underwriter by written notice to the Company, if either one or both of the Fund or the Underwriter respectively, shall determine, in their sole judgment exercised in good faith, that the Company and/or its affiliated companies has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(g) termination by the Company by written notice to the Fund and the Underwriter, if the Company shall determine, in its sole judgment exercised in good faith, that either the Fund or the Underwriter has suffered a material adverse change in its business, operations, financial condition or prospects since the date of this Agreement or is the subject of material adverse publicity; or

(h) termination by the Fund or the Underwriter by written notice to the Company, if the Company gives the Fund and the Underwriter the written notice specified in
Section 1.6(b) hereof and at the time such notice was given there was no notice of termination outstanding under any other provision of this Agreement; provided, however any termination under this Section 10.1(h) shall be effective forty five (45) days after the notice specified in Section
1.6(b) was given.

10.2. Effect of Termination. Notwithstanding any termination of this Agreement, the Fund and the Underwriter shall at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing
Contracts. The parties agree that this Section 10.2 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

10.3 The Company shall not redeem Fund shares attributable to the Contracts (as opposed to Fund shares attributable to the Company's assets held in the Account) except (i) as necessary to implement Contract Owner initiated or approved transactions, or
(ii) as required by state and/or federal laws or regulations or judicial or other legal precedent of general application (hereinafter referred to as a "Legally Required Redemption") or (iii) as permitted by an order of the SEC pursuant to Section 26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the Fund and the Underwriter the opinion of counsel for the Company (which counsel shall be reasonably satisfactory to the Fund and the Underwriter) to the effect that any redemption pursuant to clause
(ii) above is a Legally Required Redemption. Furthermore, except in cases where permitted under the terms of the Contracts, the Company shall not prevent Contract Owners from allocating payments to a Portfolio that was otherwise available under the Contracts without first giving the Fund or the Underwriter 90 days notice of its intention to do so.


ARTICLE XI.     Notices

Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other party.

     If to the Fund:
	  82 Devonshire Street
	  Boston, Massachusetts  02109
	  Attention:  Treasurer

     If to the Company:
	  Midland National Life Insurance Company
	  One Midland Plaza
	  Sioux Falls, South Dakota
	  Attention: Russell Evenson

     If to the Underwriter:
	  82 Devonshire Street
	  Boston, Massachusetts  02109
	  Attention:  Treasurer


ARTICLE XII.  Miscellaneous

     12.1 All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Board, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

     12.2 Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information until such time as it may come into the public domain without the express written consent of the affected party.

     12.3 The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

     12.4 This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

     12.5 If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

     12.6 Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby. Notwithstanding the generality of the foregoing, each party hereto further agrees to furnish the California Insurance Commissioner with any information or reports in connection with services provided under this Agreement which such Commissioner may request in order to ascertain whether the insurance operations of the Company are being conducted in a manner consistent with the California Insurance
Regulations and any other applicable law or regulations.

     12.7 The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

     12.8.  This Agreement or any of the rights and
obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto;
provided, however, that the Underwriter may assign this Agreement or any rights or obligations hereunder to any affiliate of or company under common control with the Underwriter, if such assignee is duly licensed and registered to perform the obligations of the Underwriter under this Agreement. The Company shall promptly notify the Fund and the Underwriter of any change in control of the Company.

     12.9. The Company shall furnish, or shall cause to be furnished, to the Fund or its designee copies of the following reports:

(a) the Company's annual statement (prepared under statutory accounting principles) and annual report (prepared under generally accepted accounting principles ("GAAP"), if any), as soon as practical and in any event within 90 days after the end of each fiscal year;

(b)     the Company's quarterly statements (statutory) (and
GAAP, if any), as soon as practical and in any event within 45 days after the end of each quarterly period:

(c) any financial statement, proxy statement, notice or report of the Company sent to stockholders and/or policyholders, as soon as practical after the delivery thereof to stockholders;

(d) any registration statement (without exhibits) and financial reports of the Company filed with the Securities and Exchange Commission or any state insurance regulator, as soon as practical after the filing thereof;

(e) any other report submitted to the Company by independent accountants in connection with any annual, interim or special audit made by them of the books of the Company, as soon as practical after the receipt thereof.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.


     MIDLAND NATIONAL LIFE INSURANCE COMPANY

     By:          __Michael_M._Masterson__

     Name:        Michael M. Masterson

     Title:       Chief Executive Officer and President


    VARIABLE INSURANCE PRODUCTS FUND III

     By:    __J._Gary_Burkhead___
	           J. Gary Burkhead
	           Senior Vice President

     FIDELITY DISTRIBUTORS CORPORATION

     By:     __Paul_J._Hondros___
	            Paul J. Hondros
	            President


			       Schedule A
		 Separate Accounts and Associated Contracts

Name of Separate Account and Policy Form Numbers of
					     Contracts Funded
Date Established by Board of Directors       By Separate
					     Account

Midland National Life Separate Account A     LT-91
(July 20, 1987)                              L101A1
					     L108A1
					     L109A1

Midland National Life Separate Account C     A053A1
March 19, 1991


SCHEDULE B
PROXY VOTING PROCEDURE


The following is a list of procedures and corresponding responsibilities for the handling of proxies relating to the Fund by the Underwriter, the Fund and the Company. The defined terms herein shall have the meanings assigned in the Participation Agreement except that the term
"Company" shall also include the department or third party assigned by the Insurance Company to perform the steps delineated below.

1. The number of proxy proposals is given to the Company by the Underwriter as early as possible before the date set by the Fund for the shareholder meeting to facilitate the establishment of tabulation procedures. At this time the Underwriter will inform the Company of the Record, Mailing and Meeting dates. This will be done verbally approximately two months before meeting.

2. Promptly after the Record Date, the Company will perform a "tape run", or other activity, which will generate the names, addresses and number of units which are attributed to each contractowner/policyholder (the "Customer") as of the Record Date. Allowance should be made for account adjustments made after this date that could affect the status of the Customers' accounts as of the Record Date.

Note:     The number of proxy statements is determined by
the activities described in Step #2. The Company will use its best efforts to call in the number of Customers to Fidelity, as soon as possible, but no later than two weeks after the Record Date.

3. The Fund's Annual Report no longer needs to be sent to each Customer by the Company either before or together with the Customers' receipt of a proxy statement. Underwriter will provide the last Annual
Report to the Company pursuant to the terms of
Section 3.3 of the Agreement to which this Schedule relates.

4.     The text and format for the Voting Instruction Cards
("Cards" or "Card") is provided to the Company by the Fund. The Company, at its expense, shall produce and personalize the Voting Instruction Cards.
The Legal Department of the Underwriter or its affiliate ("Fidelity Legal") must approve the Card before it is printed. Allow approximately 2-4 business days for printing information on the Cards.
Information commonly found on the Cards includes:

a.     name (legal name as found on account
registration)
b.     address
c.     Fund or account number
d.     coding to state number of units
e. individual Card number for use in tracking and verification of votes (already on Cards as printed by the Fund)

(This and related steps may occur later in the chronological process due to possible uncertainties relating to the proposals.)

5. During this time, Fidelity Legal will develop, produce, and the Fund will pay for the Notice of Proxy and the Proxy Statement (one document). Printed and folded notices and statements will be sent to Company for insertion into envelopes (envelopes and return envelopes are provided and paid for by the Insurance Company). Contents of envelope sent to Customers by Company will include:

a.     Voting Instruction Card(s)
b.     One proxy notice and statement (one
document)
c.     return envelope (postage pre-paid by
Company) addressed to the Company or its tabulation agent
d.     "urge buckslip" - optional, but
recommended. (This is a small, single sheet of paper that requests Customers to vote as quickly as possible and that their vote is important. One copy will be supplied by the Fund.)
e.     cover letter - optional, supplied by
Company and reviewed and approved in
advance by Fidelity Legal.

6. The above contents should be received by the Company approximately 3-5 business days before mail date. Individual in charge at Company reviews and approves the contents of the mailing package to ensure correctness and completeness. Copy of this approval sent to Fidelity Legal.

7.     Package mailed by the Company.
      *     The Fund must allow at least a 15-day
solicitation time to the Company as the
shareowner.  (A 5-week period is
recommended.)  Solicitation time is
calculated as calendar days from (but not including) the meeting, counting backwards.

8.     Collection and tabulation of Cards begins.
Tabulation usually takes place in another department or another vendor depending on process used. An often used procedure is to sort Cards on arrival by proposal into vote categories of all yes, no, or mixed replies, and to begin data entry.

     Note: Postmarks are not generally needed. A need for postmark information would be due to an insurance company's internal procedure and has not been required by Fidelity in the past.

9. Signatures on Card checked against legal name on account registration which was printed on the Card.

Note: For Example, If the account registration is under "Bertram C. Jones, Trustee," then that is the exact legal name to be printed on the Card and is the signature needed on the Card.

10. If Cards are mutilated, or for any reason are illegible or are not signed properly, they are sent back to Customer with an explanatory letter, a new Card and return envelope. The mutilated or illegible Card is disregarded and considered to be not received for purposes of vote tabulation. Any Cards that have "kicked out" (e.g. mutilated, illegible) of the procedure are "hand verified," i.e., examined as to why they did not complete the system. Any questions on those Cards are usually remedied individually.

11. There are various control procedures used to ensure proper tabulation of votes and accuracy of that tabulation. The most prevalent is to sort the Cards as they first arrive into categories depending upon their vote; an estimate of how the vote is progressing may then be calculated.
If the initial estimates and the actual vote do not coincide, then an internal audit of that vote should occur. This may entail a recount.

12. The actual tabulation of votes is done in units which is then converted to shares. (It is very important that the Fund receives the tabulations stated in terms of a percentage and the number of shares.) Fidelity Legal must review and approve tabulation format.

13. Final tabulation in shares is verbally given by the Company to Fidelity Legal on the morning of the meeting not later than 10:00 a.m. Boston time. Fidelity Legal may request an earlier deadline if required to calculate the vote in time for the meeting.

14.     A Certification of Mailing and Authorization to
Vote Shares will be required from the
Company as well as an original copy of the final vote. Fidelity Legal will provide a standard form for each Certification.

15.     The Company will be required to box and
archive the Cards received from the Customers.
In the event that any vote is challenged or if otherwise necessary for legal, regulatory, or accounting purposes, Fidelity Legal will be permitted reasonable access to such Cards.

16. All approvals and "signing-off" may be done orally, but must always be followed up in writing



SCHEDULE C


Other, non-Fidelity Investments investment companies currently available under variable annuities or variable life insurance issued by the Company:

American Century Variable Portfolios Inc.
     Capital Appreciation Portfolio
     Value Portfolio
     Balanced Portfolio
     International Portfolio

Exhibit 1(8)(d)

FUND PARTICIPATION AGREEMENT


	THIS FUND PARTICIPATION AGREEMENT is made and entered into as of April 11, 1997 by and between MIDLAND NATIONAL LIFE INSURANCE COMPANY (the "Company"), and AMERICAN CENTURY INVESTMENT SERVICES, INC. (the
"Distributor").

	WHEREAS, the Company offers to the public certain variable annuity contracts and variable life insurance contracts (the "Contracts"); and

	WHEREAS, the Company wishes to offer as investment options under the Contracts, TCI Balanced, TCI Growth, TCI Value and TCI International (the "Funds"), each of which is a series of mutual fund shares registered under the Investment Company Act of 1940, as amended, and issued by TCI Portfolios, Inc. (the "Issuer"); and

	WHEREAS, on the terms and conditions hereinafter set forth, Distributor and the Issuer desire to make shares of the Funds available as investment options under the Contracts and to retain the Company to perform certain administrative services on behalf of the Funds;

	NOW, THEREFORE, the Company and Distributor agree as follows:

	1.      Transactions in the Funds.      Subject to the terms and conditions
of this Agreement, Distributor will make shares of the Funds available to be purchased, exchanged, or redeemed, by the Company on behalf of the Accounts
(defined in Section 6(a) below) through a single account per Fund at the net asset value applicable to each order.  The Funds' shares shall be purchased and redeemed on a net basis in such quantity and at such time as determined by the Company to satisfy the requirements of the Contracts for which the Funds serve as underlying investment media.  Dividends and capital gains distributions will be automatically reinvested in full and fractional shares of the Funds.

	2.      Administrative Services.        The Company shall be solely
responsible for providing all administrative services for the Contracts owners. The Company agrees that it will maintain and preserve all records as required by law to be maintained and preserved, and will otherwise comply with all laws, rules and regulations applicable to the marketing of the Contracts and the provision of administrative services to the Contract owners.

	3.      Processing and Timing of Transactions.  (a)     Distributor hereby
appoints the Company as its agent for the limited purpose of accepting purchase and redemption orders for Fund shares from the Accounts and/or Record Owners (each as defined below), as applicable. On each day the New York Stock Exchange (the "Exchange") is open for business (each, a "Business Day"), the Company may receive instructions from the Accounts and/or Record Owners for the purchase or redemption of shares of the Funds ("Orders"). Orders received and accepted by the Company prior to the close of regular trading on the Exchange (the "Close of Trading") on any given Business Day (currently, 3:00 p.m. Central time) and transmitted to the Issuer by 9:00 a.m. Central time on the next following Business Day will be executed by the Issuer at the net asset value determined as of the Close of Trading on the previous Business Day ("Day 1"). Any Orders received by the Company after the Close of Trading, and all Orders that are transmitted to the Issuer after 9:00 a.m. Central time on the next following Business Day, will be executed by the Issuer at the net asset value next determined following receipt of such Order. The day as of which an Order is executed by the Issuer pursuant to the provisions set forth above is referred to herein as the "Effective Trade Date".

	(b) By 5:30 p.m. Central time on each Business Day, Distributor will provide to the Company, via facsimile or other electronic transmission acceptable to the Company, the Funds' net asset value, dividend and capital gain information and, in the case of income funds, the daily accrual for interest rate factor (mil rate), determined at the Close of Trading.

	(c) By 9:00 a.m. Central time on each Business Day, the Company will provide to Distributor via facsimile or other electronic transmission acceptable to Distributor a report stating whether the Orders received by the Company from Participants by the Close of Trading on the preceding Business
Day resulted in the Plan being a net purchaser or net seller of shares of the Funds. As used in this Agreement, the phrase "other electronic transmission acceptable to Distributor" includes the use of remote computer terminals located at the premises of the Company, its agents or affiliates, which terminals may be linked electronically to the computer system of Distributor, its agents or affiliates (hereinafter, "Remote Computer Terminals").

	(d) Upon the timely receipt from the Company of the report described in (c) above, Distributor will execute the purchase or redemption transactions (as the case may be) at the net asset value computed as of the Close of Trading on Day 1. Payment for net purchase transactions shall be made by wire transfer to the custodial account designated by the Funds on the Business Day next following the Effective Trade Date. Such wire transfers shall be initiated by the Company's bank prior to 3:00 p.m. Central time and received by the Funds prior to 5:00 p.m. Central time on the Business Day next following the Effective Trade Date. If payments for a purchase Order is not timely received, such Order will be executed at the net asset value next computed following receipt of payment. Payments for net redemption transactions shall be made by wire transfer by the Issuer to the account designated by the appropriate receiving party within the time period set forth in the applicable Fund's then-current prospectus; provided, however, Distributor will use all reasonable efforts to settle all redemptions on the Business Day following the Effective Trade Date. On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing rules will be suspended for the settlement of Orders. Orders will be settled on the next Business Day on which the Federal Reserve Wire Transfer System is open and the Effective Trade Date will apply.

	4.      Prospectus and Proxy Materials. (a)     Distributor shall
provide to the shareholder of record copies of the Issuer's proxy materials, periodic fund reports to shareholders and other materials that are required by law to be sent to the Issuer's shareholders. In addition, Distributor shall provide the Company with a sufficient quantity of prospectuses of the Funds to be used in conjunction with the transactions contemplated by this Agreement, together with such additional copies of the Issuer's prospectuses as may be reasonably requested by Company. If the Company provides for pass-through voting by the Contract owners, Distributor will provide the Company with a sufficient quantity of proxy materials for each Contract owner.

	(b) The cost of preparing, printing and shipping of the prospectuses, proxy materials, periodic fund reports and other materials of the Issuer to the Company shall be paid by Distributor or its agents or affiliates;
provided, however, that if at any time Distributor or its agent reasonably deems the usage by the Company of such items to be excessive, it may, prior to the delivery of any quantity of materials in excess of what is deemed reasonable, request that the Company demonstrate the reasonableness of such usage. If the Distributor believes the reasonableness of such usage has not been adequately demonstrated, it may request that the Company pay the cost of printing (including press time) and delivery of any excess copies of such materials. Unless the Company agrees to make such payments, Distributor may refuse to supply such additional materials and this section shall not be interpreted as requiring delivery by Distributor or Issuer of any copies in excess of the number of copies required by law.

	(c)     The cost of distribution, if any, of any prospectuses, proxy materials, periodic fund reports and other materials of the Issuer to the
Contract owners shall be paid by the Company and shall not be the responsibility of Distributor or the Issuer.
If Section 5 Compensation and Expenses is eliminated (i.e. no administrative services reimbursement fee) then the last sentence from Section 13
Continuation of Agreement must also be removed.
	5.      Compensation and Expenses.      (a)     The Accounts shall be the sole
shareholder of Fund shares purchased for the Contract owners pursuant to this
Agreement (the "Record Owners").  The Company and the Record Owners shall properly complete any applications or other forms required by Distributor or the Issuer from time to time.

	(b) Distributor acknowledges that it will derive a substantial savings in administrative expenses, such as a reduction in expenses related to postage, shareholder communications and recordkeeping, by virtue of having a single shareholder account per Fund for the Accounts rather than having each Contract owner as a shareholder. In consideration of the Administrative
Services and performance of all other obligations under this Agreement by the Company, Distributor will pay the Company a fee (the "Administrative Services fee") equal to 15 basis points per annum of the average aggregate amount invested by the Company under this Agreement, commencing with the month in which the average aggregate market value of investments by the Company (on behalf of the Contract owners) in the Funds exceeds $10 million. No payment obligation shall arise until the Company's average aggregate investment in the Funds reaches $10 million, and such payment obligation, once commenced, shall be suspended with respect to any month during which the Company's average aggregate investment in the Funds drops below $10 million.

	(c) The parties understand that Distributor customarily pays, out of its management fee, another affiliated corporation for the type of administrative services to be provided by the Company to the Contract owners. The parties agree that the payments by Distributor to the Company, like Distributor's payments to its affiliated corporation, are for administrative services only and do not constitute payment in any manner for investment advisory services or for costs of distribution.

	(d) For the purposes of computing the payment to the Company contemplated by this Section 5, the average aggregate amount invested by the Accounts in the Funds over a one month period shall be computed by totaling the Company's aggregate investment (share net asset value multiplied by total number of shares of the Funds held by the Company) on each Business Day during the month and dividing by the total number of Business Days during such month.

	(e) Distributor will calculate the amount of the payment to be made pursuant to this Section 5 at the end of each calendar quarter and will make such payment to the Company within 30 days thereafter. The check for such payment will be accompanied by a statement showing the calculation of the amounts being paid by Distributor for the relevant months and such other supporting data as may be reasonably requested by the Company and shall be mailed to:

				Midland National Life Insurance Company
				One Midland Plaza
				Sioux Falls, SD 57193
				Attention:  Theresa Kuiper

	(f) In the event Distributor reduces its management fee with respect to any Fund after the date hereof, Distributor may amend the Administrative Services fee payable with regard to such Fund by providing the Company 30 days' advance written notice of any such adjustment. The revised
Administrative Services fee shall become effective as of the latter of 30 days from the date of delivery of the notice or the date prescribed in the notice.

	6.      Representations and Warranties. (a)     The Company represents
and warrants that: (i) this Agreement has been duly authorized by all necessary corporate action and, when executed and delivered, shall constitute the legal, valid and binding obligation of the Company, enforceable in accordance with its terms; (ii) it has established the Separate Account A and the Separate Account C (the "Accounts"), each of which is a separate account under South Dakota Insurance law, and has registered each Account as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") to serve as an investment vehicle for the Contracts; (iii) each Contract provides for the allocation of net amounts received by the Company to an Account for investment in the shares of one of more specified investment companies selected among those companies available through the Account to act as underlying investment media; (iv) selection of a particular investment company is made by the Contract owner under a particular Contract, who may change such selection from time to time in accordance with the terms of the applicable Contract; and (v) the activities of the Company contemplated by this Agreement comply with all provisions of federal and state insurance, securities, and tax laws applicable to such activities.

	(b) Distributor represents that: (i) this Agreement has been duly authorized by all necessary corporate action and, when executed and delivered, shall constitute the legal, valid and binding obligation of Distributor enforceable in accordance with its terms; and (ii) the investments of the Funds will at all times be adequately diversified within the meaning of
Section 817(h) of the Internal Revenue Service Code of 1986, as amended (the "Code"), and the regulations thereunder, and that at all times while this Agreement is in effect, all beneficial interests in each of the Funds will be owned by one or more insurance companies or by any other party permitted under
Section 1.817-5(f)(3) of the Regulations promulgated under the Code.

	7.      Additional Covenants and Agreements.    (a)     Each party shall
comply with all provisions of federal and state laws applicable to its
respective activities under this Agreement.     (b)     Each party shall
promptly notify the other parties in the event that it is, for any reason,
unable to perform any of its obligations under this Agreement.  (c)     The
Company covenants and agrees that all Orders accepted and transmitted by it hereunder with respect to each Account on any Business Day will be based upon instructions that it received from the Contract owners in proper form prior to the Close of Trading of the Exchange on that Business Day.

	(d) The Company covenants and agrees that all Orders transmitted to the Issuer, whether by telephone, telecopy, or other electronic transmission acceptable to Distributor, shall be sent by or under the authority and direction of a person designated by the Company as being duly authorized to act on behalf of the owner of the Accounts. Absent actual knowledge to the contrary, Distributor shall be entitled to rely on the existence of such authority and to assume that any person transmitting Orders for the purchase, redemption or transfer of Fund shares on behalf of the Company is "an appropriate person" as used in Sections 8-107 and 8-401 of the Uniform Commercial Code with respect to the transmission of instructions regarding
Fund shares on behalf of the owner of such Fund shares. The Company shall maintain the confidentiality of all passwords and security procedures issued, installed or otherwise put in place with respect to the use of Remote Computer Terminals and assumes full responsibility for the security therefor. The Company further agrees to be solely responsible for the accuracy, propriety and consequences of all data transmitted to Distributor by the Company by telephone, telecopy or other electronic transmission acceptable to Distributor.

	(e) The Company agrees to make every reasonable effort to market its Contracts. It will use its best efforts to give equal emphasis and promotion to shares of the Funds as is given to other underlying investments of the Accounts.

	(f) The Company shall not, without the written consent of Distributor, make representations concerning the Issuer or the shares of the Funds except those contained in the then-current prospectus and in current printed sales literature approved by Distributor or the Issuer.

	(g) Advertising and sales literature with respect to the Issuer or the Funds prepared by the Company or its agents, if any, for use in marketing shares of the Funds as underlying investment media to Contract owners shall be submitted to Distributor for review and approval before such material is used.

	(h) The Company will provide to Distributor at least one complete copy of all registration statements, prospectuses, statements of additional information, annual and semi-annual reports, proxy statements, and all amendments or supplements to any of the above that include a description of or information regarding the Funds promptly after the filing of such document with the SEC or other regulatory authority.

	8. Use of Names. Except as otherwise expressly provided for in this Agreement, neither Distributor nor the Funds shall use any trademark, trade name, service mark or logo of the Company, or any variation of any such trademark, trade name, service mark or logo, without the Company's prior written consent, the granting of which shall be at the Company's sole option. Except as otherwise expressly provided for in this Agreement, the Company shall not use any trademark, trade name, service mark or logo of the Issuer or Distributor, or any variation of any such trademarks, trade names, service marks, or logos, without the prior written consent of either the Issuer or Distributor, as appropriate, the granting of which shall be at the sole option of Distributor and/or the Issuer.

	9.      Proxy Voting.

	(a) The Company shall provide pass-through voting privileges to all Contract owners so long as the SEC continues to interpret the 1940 Act as requiring such privileges. It shall be the responsibility of the Company to assure that it and the separate accounts of the other Participating Companies (as defined in Section 11(a) below) participating in any Fund calculate voting privileges in a consistent manner.

	(b) The Company will distribute to Contract owners all proxy material furnished by Distributor and will vote shares in accordance with instructions received from such Contract owners. The Company shall vote Fund shares for which no instructions have been received in the same proportion as shares for which such instructions have been received. The Company and its agents shall not oppose or interfere with the solicitation of proxies for Fund shares held for such Contract owners.


	10.     Indemnity.      (a)     Distributor agrees to indemnify and hold
harmless the Company and its officers, directors, employees, agents, affiliates and each person, if any, who controls the Company within the meaning of the Securities Act of 1933 (collectively, the "Indemnified Parties" for purposes of this Section 10(a)) against any losses, claims, expenses, reasonable out-of-pocket administrative costs (not including any internal costs or charges), damages or liabilities (including amounts paid in settlement thereof) or litigation expenses (including legal and other expenses) (collectively, "Losses"), to which the Indemnified Parties may become subject, insofar as such Losses result from a breach by Distributor of a material provision of this Agreement, including, but not limited to, any Losses arising out of or resulting from the materially incorrect reporting of the daily net asset value per share or dividend or capital gain distribution rate. Distributor will reimburse any legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such Losses. Distributor shall not be liable for indemnification hereunder if such Losses are attributable to the negligence or misconduct of the Company in performing its obligations under this Agreement.

	(b) The Company agrees to indemnify and hold harmless Distributor and the Issuer and their respective officers, directors, employees, agents, affiliates and each person, if any, who controls the Issuer or Distributor within the meaning of the Securities Act of 1933 (collectively, the "Indemnified Parties" for purposes of this Section 10(b)) against any Losses to which the Indemnified Parties may become subject, insofar as such Losses
(i) result from a breach by the Company of a material provision of this Agreement, or (ii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement or prospectus of the Company regarding the Contracts, if any, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) result from the use by any person of a Remote Computer Terminal. The Company will reimburse any legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such Losses. The Company shall not be liable for indemnification hereunder if such Losses are attributable to the negligence or misconduct of Distributor or the Issuer in performing their obligations under this Agreement.

	(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 10. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish to, assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section 10 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

	(d) If the indemnifying party assumes the defense of any such action, the indemnifying party shall not, without the prior written consent of the indemnified parties in such action, settle or compromise the liability of the indemnified parties in such action, or permit a default or consent to the entry of any judgment in respect thereof, unless in connection with such settlement, compromise or consent, each indemnified party receives from such claimant an unconditional release from all liability in respect of such claim.

	11.     Potential Conflicts.    (a)     The Company has received a copy of
an application for exemptive relief, as amended, filed by Distributor on December 21, 1987, with the SEC and the order issued by the SEC in response thereto (the "Shared Funding Exemptive Order"). The Company has reviewed the conditions to the requested relief set forth in such application for exemptive relief. As set forth in such application, the Board of Directors of the Issuer (the "Board") will monitor the Issuer for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts ("Participating Companies") investing in funds of the Issuer. An irreconcilable material conflict may arise for a variety of reasons, including: (i) an action by any state insurance regulatory authority;
(ii) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar actions by insurance, tax or securities regulatory authorities; (iii) an administrative or judicial decision in any relevant proceeding; (iv) the manner in which the investments of any portfolio are being managed; (v) a difference in voting instructions given by variable annuity contract owners and variable life insurance contract owners; or (vi) a decision by an insurer to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

	(b)     The Company will report any potential or existing conflicts of
which it is aware to the Board.   The Company will assist the Board in
carrying out its responsibilities under the Shared Funding Exemptive Order by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever contract owner voting instructions are disregarded.

	(c) If a majority of the Board, or a majority of its disinterested Board members, determines that a material irreconcilable conflict exists with regard to contract owner investments in a Fund, the Board shall give prompt notice to all Participating Companies. If the Board determines that the Company is responsible for causing or creating said conflict, the Company shall at its sole cost and expense, and to the extent reasonably practicable (as determined by a majority of the disinterested Board members), take such action as is necessary to remedy or eliminate the irreconcilable material conflict. Such necessary action may include but shall not be limited to:

		(i) withdrawing the assets allocable to the Accounts from the Fund and reinvesting such assets in a different investment medium or submitting the question of whether such segregation should be implemented to a vote of all affected contract owners and as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and/or

		(ii)    establishing a new registered management investment company or managed separate account.

	(d) If a material irreconcilable conflict arises as a result of a decision by the Company to disregard its contract owner voting instructions and said decision represents a minority position or would preclude a majority vote by all of its contract owners having an interest in the Issuer, the Company at its sole cost, may be required, at the Board's election, to withdraw an Account's investment in the Issuer and terminate this Agreement; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the disinterested members of the Board.

	(e) For the purpose of this Section 11, a majority of the disinterested Board members shall determine whether or not any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Issuer be required to establish a new funding medium for any Contract.
The Company shall not be required by this Section 11 to establish a new funding medium for any Contract if an offer to do so has been declined by vote of a majority of the Contract owners materially adversely affected by the irreconcilable material conflict.

	 12. Termination; Withdrawal of Offering. This Agreement may be terminated by either party upon 180 days' prior written notice to the other parties. Notwithstanding the above, each Issuer reserves the right, without prior notice, to suspend sales of shares of any Fund, in whole or in part, or to make a limited offering of shares of any of the Funds in the event that (A) any regulatory body commences formal proceedings against the Company, Distributor, affiliates of Distributor, or any of the Issuers, which proceedings Distributor reasonably believes may have a material adverse impact on the ability of Distributor, the Issuers or the Company to perform its obligations under this Agreement or (B) in the judgment of Distributor, declining to accept any additional instructions for the purchase or sale of shares of any such Fund is warranted by market, economic or political conditions. Notwithstanding the foregoing, this Agreement may be terminated immediately (i) by any party as a result of any other breach of this Agreement by another party, which breach is not cured within 30 days after receipt of notice from the other party, or (ii) by any party upon a determination that continuing to perform under this Agreement would, in the reasonable opinion of the terminating party's counsel, violate any applicable federal or state law, rule, regulation or judicial order. Termination of this Agreement shall not affect the obligations of the parties to make payments under Section 3 for Orders received by the Company prior to such termination and shall not affect the Issuers' obligation to maintain the Accounts in the name of the Plans or any successor trustee or recordkeeper for the Plans. Following termination, Distributor shall not have any Administrative Services payment obligation to the Company (except for payment obligations accrued but not yet paid as of the termination date).

	13.     Continuation of Agreement.      Termination as the result of any
cause listed in Section 12 shall not affect the Distributor's obligation to cause the Issuer to furnish its shares to Contracts then in force for which its shares serve or may serve as the underlying medium (unless such further sale of Fund shares is proscribed by law or the SEC or other regulatory body). Following termination, Distributor shall not have any Administrative Services payment obligation to the Company (except for payment obligations accrued but not yet paid as of the termination date).

	14. Non-Exclusivity. Each of the parties acknowledges and agrees that this Agreement and the arrangement described herein are intended to be non-exclusive and that each of the parties is free to enter into similar agreements and arrangements with other entities.

	15. Survival. The provisions of Section 8 (use of names) and Section 10 (indemnity) of this Agreement shall survive termination of this Agreement.

	16. Amendment. Neither this Agreement, nor any provision hereof, may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by all of the parties hereto.

	17. Notices. All notices and other communications hereunder shall be given or made in writing and shall be delivered personally, or sent by telex, telecopier, express delivery or registered or certified mail, postage prepaid, return receipt requested, to the party or parties to whom they are directed at the following addresses, or at such other addresses as may be designated by notice from such party to all other parties.

	To the Company:

				Midland National Life Insurance Company
				One Midland Plaza
				Sioux Falls, SD  57193
				Attention:  Russell Evenson
				(605) 335-5700 (office number)
				(605) 335-3621 (telecopy number)

	To the Issuer or Distributor:

				American Century Mutual Funds
				4500 Main Street
				Kansas City, Missouri 64111
				Attention:  Charles A. Etherington, Esq.
				(816) 340-4051 (office number)
				(816) 340-4964 (telecopy number)

Any notice, demand or other communication given in a manner prescribed in this
Section 17 shall be deemed to have been delivered on receipt.

	18. Successors and Assigns. This Agreement may not be assigned without the written consent of all parties to the Agreement at the time of such assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

	19. Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any party hereto may execute this Agreement by signing any such counterpart.

	20. Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

	21. Entire Agreement. This Agreement, including the Attachments hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes all previous agreements, written or oral, with respect to such matters.

	IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.


AMERICAN CENTURY INVESTMENT             MIDLAND NATIONAL LIFE
SERVICES, INC.                                  INSURANCE COMPANY


By:                                 By:
_William_M._Lyons_______            _Michael_M._Masterson_________
William M. Lyons                     Michael M. Masterson
Executive Vice President             President and Chief Executive Officer

Exhibit 8

Consent of Independent Accountants

We consent to the inclusion in this Registration Statement under the Securities Act of 1933 (Pre-Effective Amendement No. 2) on Form
S-6 (file number 333-14081) of our reports dated March 7, 1997, on our audits of the financial statements of Midland National Life Separated Account A and the consolidated financial statements of Midland National Life Insurance Company. We also consent to the reference to our firm under the caption "Financial and Actuarial."

Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
April 25, 1997

Exhibit 27

[ARTICLE] 6

[PERIOD-TYPE]                                                   12-MOS
[FISCAL-YEAR-END]                                           DEC-31-1996
[PERIOD-START]                                              JAN-01-1996
[PERIOD-END]                                                DEC-31-1996
[INVESTMENTS-AT-COST]                                       28,666,449
[INVESTMENTS-AT-VALUE]                                      39,990,322
[RECEIVABLES]                                                        0
[ASSETS-OTHER]                                                       0
[OTHER-ITEMS-ASSETS]                                                 0
[TOTAL-ASSETS]                                              39,990,322
[PAYABLE-FOR-SECURITIES]                                             0
[SENIOR-LONG-TERM-DEBT]                                              0
[OTHER-ITEMS-LIABILITIES]                                        7,749
[TOTAL-LIABILITIES]                                              7,749
[SENIOR-EQUITY]                                                      0
[PAID-IN-CAPITAL-COMMON]                                             0
[SHARES-COMMON-STOCK]                                                0
[SHARES-COMMON-PRIOR]                                                0
[ACCUMULATED-NII-CURRENT]                                            0
[OVERDISTRIBUTION-NII]                                               0
[ACCUMULATED-NET-GAINS]                                              0
[OVERDISTRIBUTION-GAINS]                                             0
[ACCUM-APPREC-OR-DEPREC]                                             0
[NET-ASSETS]                                                39,982,573
[DIVIDEND-INCOME]                                            3,752,785
[INTEREST-INCOME]                                                    0
[OTHER-INCOME]                                                       0
[EXPENSES-NET]                                                   666,843
[NET-INVESTMENT-INCOME]                                        3,085,942
[REALIZED-GAINS-CURRENT]                                         212,217
[APPREC-INCREASE-CURRENT]                                      4,494,844
[NET-CHANGE-FROM-OPS]                                          7,792,703
[EQUALIZATION]                                                         0
[DISTRIBUTIONS-OF-INCOME]                                              0
[DISTRIBUTIONS-OF-GAINS]                                               0
[DISTRIBUTIONS-OTHER]                                                  0
[NUMBER-OF-SHARES-SOLD]                                                0
[NUMBER-OF-SHARES-REDEEMED]                                            0
[SHARES-REINVESTED]                                                    0
[NET-CHANGE-IN-ASSETS]                                        12,547,051
[ACCUMULATED-NII-PRIOR]                                                0
[ACCUMULATED-GAINS-PRIOR]                                              0
[OVERDISTRIB-NII-PRIOR]                                                0
[OVERDIST-NET-GAINS-PRIOR]                                             0
[GROSS-ADVISORY-FEES]                                                  0
[INTEREST-EXPENSE]                                                     0
[GROSS-EXPENSE]                                                  666,443
[AVERAGE-NET-ASSETS]                                                   0
[PER-SHARE-NAV-BEGIN]                                                  0
[PER-SHARE-NII]                                                        0
[PER-SHARE-GAIN-APPREC]                                                0
[PER-SHARE-DIVIDEND]                                                   0
[PER-SHARE-DISTRIBUTIONS]                                              0
[RETURNS-OF-CAPITAL]                                                   0
[PER-SHARE-NAV-END]                                                    0
[EXPENSE-RATIO]                                                        0
[AVG-DEBT-OUTSTANDING]                                                 0
[AVG-DEBT-PER-SHARE]                                                   0